Filed pursuant to Rule 424(b)(3)
Registration No. 333-139358
PROSPECTUS

Libbey Glass Inc.
Guaranteed by Libbey Inc.

OFFER TO EXCHANGE
$306,000,000 principal amount of its Floating Rate Senior Secured Notes due 2011, which have been registered under the Securities Act,
for any and all of its outstanding Floating Rate Senior Secured Notes due 2011.

We are offering to exchange our Floating Rate Senior Secured Notes due 2011, or the “exchange notes,” for our currently outstanding Floating Rate Senior Secured Notes due 2011, or the “outstanding notes.” The exchange notes are substantially identical to the outstanding notes, except that the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer. The exchange notes will represent the same debt as the outstanding notes, and we will issue the exchange notes under the same indenture.

The exchange notes will rank equally with all of our existing and future senior debt and senior to all of our existing and future senior subordinated and subordinated debt, and will be guaranteed on a senior basis by our parent company, Libbey Inc., a Delaware corporation, and by all of our existing and future subsidiaries that guarantee any of the issuer’s indebtedness or indebtedness of any subsidiary guarantor, including any of the issuer’s indebtedness under our senior secured credit facility. The exchange notes and guarantees will be structurally subordinated to all existing and future liabilities (including trade payables) of our subsidiaries that do not issue guarantees of the notes.

The exchange notes and related guarantees will have the benefit of a second-priority lien on certain collateral, which will consist of substantially all the tangible and intangible assets of Libbey Glass and its subsidiary guarantors that secure all of the indebtedness under our senior secured credit facility (including indebtedness incurred by Libbey Europe B.V., a non-guarantor subsidiary). The collateral will not include assets of non-guarantor subsidiaries that secure our senior secured credit facility. The collateral will also include a pledge by our parent of all of our outstanding capital stock, which also secures our senior secured credit facility on a first-priority basis. The exchange notes and related guarantees will be effectively subordinated to all of our existing and future debt, including debt under our senior secured credit facility, that is secured by prior liens on the collateral securing the exchange notes and guarantees to the extent of the value of such collateral, and will also be subordinated to the obligations of our non-guarantor subsidiaries, one of which is a borrower under our senior secured credit facility. For a more detailed discussion, see “Description of Exchange Notes — Collateral”.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 5:00 p.m., New York City time, on February 14, 2007, unless extended.

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the completion of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Investing in the exchange notes involves risks. See “Risk Factors” beginning on page 17 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 17, 2007.

All dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement. For further information, we refer you to the registration statement and the exhibits filed as a part of the registration statement and the documents incorporated herein. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

In addition, Libbey Inc. is subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934. Libbey Inc. files annual, quarterly and current reports and other information with the SEC. The reports and other information we or Libbey Inc. file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 100 F Street, N.E., Room 1580 Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1 (800) SEC-0330. The SEC also maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” certain documents, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede this information. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supercedes such statement. Any such statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (excluding any information furnished to the SEC pursuant to Items 2.02 or Item 7.01 on any current report on Form 8-K) until the earlier date that the exchange offer is consummated or the date the exchange offer is terminated:

•	Our annual report on Form 10-K (File No. 1-12084) for the fiscal year ended December 31, 2005 (filed with the SEC on March 16, 2006);

•	Our quarterly reports on Form 10-Q (File No. 1-12084) for the fiscal quarters ended March 31, 2006 (filed with the SEC on May 10, 2006, as amended on May 15, 2006), June 30, 2006 (filed with the SEC on August 9, 2006) and September 30, 2006 (filed with the SEC on November 9, 2006;

•	Our proxy statement on Schedule 14A (File No. 1-12084) for the annual stockholders’ meeting held on May 4, 2006 (filed with the SEC on March 29, 2006); and

•	Our current reports on Form 8-K (File No. 1-12084) as filed with the SEC on April 3, 2006 (as amended on April 5, 2006), April 6, 2006 (as amended on April 11, 2006), May 15, 2006 (with operational factors affecting Libbey’s business), June 2, 2006, June 7, 2006, June 8, 2006 (with operational factors affecting Libbey’s business), June 12, 2006, June 21, 2006, July 28, 2006 (relating to Compensation Committee approval of certain base salaries), October 3, 2006, December 12, 2006 and December 14, 2006.

We will provide to you, at no charge, a copy of the documents we incorporate by reference in this prospectus. To request a copy of any or all of these documents, you should write or telephone us at the following address and telephone number: Libbey Inc., 300 Madison Avenue, Toledo, Ohio, 43604 and Telephone: (419) 325-2100. Attention: Investor Relations.

In order for you to receive timely delivery of these documents in advance of the exchange offer, Libbey must receive your request no later than February 7, 2007.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward- looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

The following listing represents some, but not necessarily all, of the factors that may cause actual results to differ from those anticipated or predicted:

•	major slowdowns in the retail, travel, restaurant and bar or entertainment industries, reflecting the impact of general economic downturns, armed hostilities, any act of terrorism or any other international or national calamity;

•	increased competition from foreign suppliers endeavoring to sell glass tableware in the U.S., Mexico, Europe, Asia Pacific and other key markets worldwide;

•	global economic developments, such as changes in foreign import/export policies, currency fluctuations and trade negotiations;

•	the inability to achieve savings and profit improvements at targeted levels or within the intended time periods at Libbey and Crisa from capacity realignment, re-engineering and operational restructuring programs;

•	the risks associated with operating in foreign countries;

•	our ability to maintain production levels that enable us to absorb a large fixed cost base and meet future capital requirements;

•	unexpected equipment failures, which may lead to shutdowns and decreased production;

•	significant increases in per-unit costs for natural gas, electricity, corrugated packaging or purchase of finished goods, sand, soda ash, lime, resins and other purchased materials;

•	increases in costs associated with higher medical costs and increased pension expense due to lower returns on pension investments and lower discount rates used to calculate our pension and non-pension post retirement obligations;

•	significant increases in interest rates that increase our borrowing costs;

•	protracted work stoppages related to the unsuccessful negotiation of collective bargaining agreements;

•	currency fluctuations relative to the U.S. dollar, euro or Mexican peso that could reduce the cost -competitiveness of our products, as compared to foreign competition;

•	the effect of high inflation in Mexico on the operating results and cash flows of Crisa;

•	the impact of exchange rate changes in the Mexican peso relative to the U.S. dollar on the earnings of Crisa expressed under accounting principles generally accepted in the U.S.;

•	delays and budget increases related to the construction and start-up of our new production facility in China or an inability to meet targeted production and profit margin goals;

•	changes in environmental or other applicable governmental regulations; and

•	our ability to retain senior management.

With respect to our expectations regarding the Acquisition, additional factors that may cause actual results to differ from those anticipated or predicted include:

•	the ability to integrate the operations of Crisa and recognize expected synergies successfully;

•	the ability of Vitro to supply necessary services to Crisa and the ability of Crisa to obtain necessary services and supplies from sources other than Vitro; and

•	our ability to capitalize on the expanded platform that the Acquisition will provide.

See “The Transactions” for further discussion of the Acquisition. You should also read carefully the factors described in “Risk Factors” to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. Any forward-looking statements that we make in this prospectus speak only as of the date of the statement, and we undertake no obligation to update any forward-looking statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should be viewed only as historical data.

PROSPECTUS SUMMARY

This summary highlights important information about our business and this exchange offer. It likely does not contain all of the information that is important to you. For a more complete understanding of this exchange offer, we encourage you to review the prospectus in its entirety and the documents to which we have referred you. The following summary should be read in conjunction with the more detailed information and financial statements (including the notes to the financial statements) appearing elsewhere in, or incorporated by reference into this prospectus. Unless otherwise stated or the context otherwise requires, references to “our consolidated financial statements” or “our audited consolidated financial statements” refer to the consolidated financial statements of Libbey Inc. included in, or incorporated by reference into, this prospectus.

Unless otherwise stated or the context otherwise requires, the terms “Company,” “Libbey,” “we,” “us,” and “our” refer to Libbey Glass Inc., Libbey Inc. and the subsidiaries of Libbey Glass Inc. after giving effect to the acquisition of the remaining 51% of the capital stock Vitrocrisa Holding, S. de R.L. de C.V. and related companies (“Crisa”) which we did not previously own (the “Acquisition”), as described in “The Transactions.” Libbey Glass Inc., which we refer to as “Libbey Glass,” is the wholly-owned operating subsidiary of Libbey Inc. Libbey Inc. has no operations separate from its investment in Libbey Glass and has provided a full, unconditional, joint and several guarantee of Libbey Glass’s obligations under the exchange notes. When we describe historical Libbey financial information on a “pro forma” basis, we are giving effect to the Acquisition, the sale of our outstanding notes, the sale of our senior subordinated secured pay-in-kind notes (as defined herein) and the borrowings under our senior secured credit facility described on page 71. We refer collectively to the Acquisition, the sale of our outstanding notes and senior subordinated secured pay-in-kind notes and the borrowings under our senior secured credit facility as the “Transactions.” Certain financial terms are described in footnote 1 under “— Summary Historical Consolidated and Pro Forma Financial and Other Data.”

Our Company

We are the largest manufacturer of glass tableware in North America (comprising the U.S., Canada and Mexico) and one of the largest glass tableware manufacturers in the world. We serve foodservice, retail, industrial and business-to-business customers in over 90 countries. Within the U.S., we are also the leading manufacturer of glass tableware for the attractive foodservice channel.

We design and market our glass tableware products globally under the Libbey® brand, in Europe under the Royal Leerdam® and Crisal Glass® brands and in Latin America under the Crisa® brand. Under these brands, we offer extensive lines of high quality, machine-made glass tableware, including tumblers, stemware, mugs, bowls, floral vases and candleholders. Under the Syracuse® China, World® Tableware and Traex® brands, we design and market an extensive line of ceramic dinnerware, metalware (including flatware, holloware and serveware), plasticware and other complementary products to the North American foodservice industry.

Sales to the U.S. and Canadian foodservice industry represent our largest and highest margin activity. We have an extensive and well-established foodservice distribution network in the U.S. and Canada, serving approximately 500 foodservice distributors. We believe that these foodservice distributors rely on our extensive product line, innovative products, reliable service and prompt delivery. Our foodservice business is characterized by significant revenue from replacement sales of our large installed base of products. Due to the significant investment in glass tableware by foodservice establishments, there are substantial costs associated with switching to other manufacturers’ product lines. In the retail market, we sell to leading international and regional retailers. Our retail customers benefit from our innovative products, strong brand name recognition, consistent quality and reliable service. In the industrial market, we sell primarily to customers who use our glassware for candle and floral applications, and in the business-to-business market we sell primarily to independent glass decorators and large breweries and distilleries.

We operate two glass manufacturing plants in the U.S., one in the Netherlands and one in Portugal, all of which utilize proprietary automated glassware processes and technologies. We are also constructing a glass manufacturing facility in China, and we expect this facility to be operational in early 2007. This facility, which will primarily serve the Asia-Pacific market, will utilize the same proprietary processes and technologies that we employ in the U.S. and Europe and will benefit from a lower cost of operation due largely to the lower prevailing local wage base. As a result of the Acquisition, we also operate two glass manufacturing plants in Mexico that we are consolidating into a single plant.

In addition to manufacturing and distributing glass tableware, we manufacture certain ceramic dinnerware and plastic products at two separate facilities in the U.S., and we source a growing portion of our ceramic dinnerware and all of our WorldTableware metalware products from Asia.

Our Competitive Strengths

•	Leading market position. We believe we are the largest glass tableware manufacturer in North America and one of the largest glass tableware manufacturers in the world. More importantly, we are the leading manufacturer of glass tableware for the attractive U.S. foodservice channel. We are also a leading provider of ceramic dinnerware, metalware and plastics to the U.S. foodservice industry through our Syracuse China, World Tableware and Traex subsidiaries. In the North American retail channel, we are a leading manufacturer of branded glass beverageware. We also believe that the combined businesses of our Dutch and Portuguese subsidiaries, Royal Leerdam and Crisal, make us one of the leading glass tableware manufacturers in Europe.

•	Product innovation and proprietary technology. Our in-house research and development efforts, which are focused on both product design and manufacturing technology, are important contributors to our leadership in the highly competitive glass tableware industry. Our proprietary furnace, manufacturing and mold technologies enable us to introduce innovative products in a timely and cost-efficient manner to take advantage of continuously changing customer demands. In recent years, our new products have included two-stem martini glasses, multi-colored glasses and stemless wine glasses. We believe that innovation is instrumental in enhancing our brand’s reputation and achieving profitable growth. In addition, we believe that because full-service foodservice establishments earn a high margin on their beverage service, they are more willing to purchase our innovative beverageware at premium prices.

•	Strong brand names. We believe that our brand recognition in the foodservice and retail channels of distribution is the result of our long operating history and reputation for innovation, consistent quality, reliable service and speed to market. Libbey® is one of the most recognized brand names in glass beverageware for the foodservice and retail channels of distribution in the U.S. and Canada. Libbey® was the number one brand in purchased glass beverageware in 2005, as measured by NPD Houseworld, an independent provider of retail sales tracking data in the housewares industry. In addition, Crisa® is recognized as the leading glass tableware brand in Mexico.

•	Extensive manufacturing base and distribution capabilities. Through our glassware, Syracuse® China and Traex® manufacturing facilities, as well as our five distribution centers in the U.S., we service over 500 national, regional and local foodservice distributors and foodservice customers across the U.S. and Canada. Our nationwide presence provides us with significant distribution flexibility, which distinguishes us as a preferred provider to the U.S. foodservice industry. Our top 10 foodservice distributor customers, representing more than 54% of our glassware sales to foodservice distributors, have been our customers for an average of 20 years. Notably, in October 2006, FE&S magazine, one of the foodservice industry’s leading distributor publications, selected us as the “leading” manufacturer in the tabletop category in its annual “Best in Class” survey. Through the Acquisition, we believe we are also the leading manufacturer of glass tableware in the Mexican market. In addition, from our distribution centers located in the Netherlands and Portugal, we distribute our products manufactured in those locations to retail, business-to-business and foodservice customers located in Europe.

•	Significant installed foodservice base. A significant portion of our sales to the U.S. and Canadian foodservice industry, which includes more than 300,000 full-service foodservice establishments, is attributable to replacement revenue from sales of our large installed base of products. Due to the significant investment in glass tableware by foodservice establishments, there are substantial costs associated with switching to other manufacturers’ product lines. We have developed our large installed base through a long history of providing an extensive line of glass shapes and sizes, including new shapes and designs of glass beverageware. This ability to offer a variety of glass beverageware sizes to full-service foodservice establishments enables us to meet the portion control requirements that are critical to the profitability of their beverage sales.

•	Experienced management team. We have an experienced management team averaging 19 years of industry experience. Led by John F. Meier, our chairman and chief executive officer, our management team has implemented and continues to implement initiatives to increase operational efficiencies, enhance our product lines and expand our business globally.

Our Strategy

Our overarching goals are to: (i) reduce our enterprise costs and expand our manufacturing platform into low-cost countries in order to become a more cost-competitive source of high-quality glass tableware; (ii) grow our North American sales, while improving profit margins; and (iii) increase our international sales in existing and new markets.

•	Reduce enterprise cost and expand our manufacturing platform into low-cost countries in order to become a more cost-competitive source of high-quality glass tableware. In order to achieve this goal, we intend to:

•	Realize cost savings and manufacturing efficiencies. We have implemented a number of cost reduction initiatives, and have identified additional cost reduction opportunities, targeted at reducing our manufacturing costs and increasing efficiency in our North American facilities. These initiatives include:

•	The closure of our City of Industry, California manufacturing facility in February 2005;

•	The reduction of our North American salaried workforce by 10% in the first half of 2005;

•	The consolidation of Royal Leerdam’s (Netherlands) warehousing and distribution facilities into a single, modern distribution center in the third quarter of 2005, and a similar consolidation of Shreveport’s (Louisiana) warehousing and distribution facilities into a modern distribution center completed in November of 2006;

•	The implementation of a new warehouse management system, including the use of warehouse management software, to improve productivity and labor utilization within our distribution facilities;

•	The consolidation of Crisa’s two manufacturing facilities in Mexico into a single manufacturing facility with production capacity sufficient to maintain Crisa’s pre-consolidation output; and

•	The planned investment to update and upgrade Crisa’s manufacturing capabilities, including further implementation of our proprietary furnace, manufacturing and mold technology at Crisa.

•	Implement LEAN initiatives. We have implemented a number of operational excellence initiatives, which we refer to as LEAN initiatives, in our domestic operations, and we began our implementation of LEAN initiatives in our European operations in 2006, all in order to improve our operating performance through cost control and process improvements. LEAN is a disciplined manufacturing process system designed to eliminate waste and instill a culture of continuous improvement, and we intend to extend LEAN into all aspects and locations of our organization. We believe that our commitment to the training and involvement of our employees in the use of the LEAN process will provide our organization with the ability to effect rapid positive change, enabling us to continue to provide high-quality products at higher efficiency rates.

•	Expand our manufacturing platform into low-cost countries. The manufacturing of glass tableware is highly labor-intensive. The cost of labor and benefits represents approximately 50% of our U.S. glass tableware manufacturing costs. In addition to improved process and productivity initiatives in North America, we intend to improve results of operations by expanding our manufacturing platform into countries where the cost of labor and other critical resources is low relative to our existing cost base. Through this expansion, we seek to grow our sales in local markets and compete more effectively in lower-priced product categories in the U.S. and Canadian markets that we previously exited. Our acquisition of Crisal in Portugal and Crisa in Mexico, along with the construction of a new production facility in China, will enable us to realize average hourly labor rates that are approximately 35%, 16% and 4%, respectively, of our current U.S. average hourly labor rates.

•	Grow North American sales, while improving profit margins. In order to achieve this goal, we intend to:

•	Grow our share in core foodservice market. In North America, we intend to grow sales and improve margins by increasing our share of our existing customers’ glass and other tableware purchases. This will be accomplished primarily through the continued introduction of innovative products, product line extensions, increased global sourcing capabilities and aggressive marketing programs.

•	Focus on customer service. We maintain high levels of customer service by providing reliable shipments of glass tableware, ceramic dinnerware, metalware and plastics to our more than 500 U.S. and Canadian foodservice distributors and by continuing to design, develop and manufacture the innovative products our foodservice and retail customers demand. We seek to improve our distribution network by consolidating into advanced distribution centers in the Netherlands, Mexico and Shreveport, Louisiana. We expect that our investment in distribution facilities and our warehouse management system initiative will enhance our distribution and service capabilities by improving inventory accuracy and order management and reducing delivery times.

•	Improve product mix and cross-selling opportunities. We intend to increase our revenue, margins and market share in North America by improving our North American glass manufacturing capabilities and the mix of products produced in North America. For example, we plan to reduce the number and variety of lower margin products produced at Crisa in favor of more profitable products targeted at the Mexican, U.S. and Canadian markets. In addition, we intend to capitalize on cross-selling opportunities with our European operations.

•	Increase our international sales in existing and new markets. In order to achieve this goal, we intend to:

•	Capitalize on growth in the Asia-Pacific market. The rapidly growing Asia-Pacific market is a key target of our plan to expand our international sales. In anticipation of the construction of our new manufacturing facility in China, we have, over the past three years, established our presence in the Chinese market with sales of Libbey® glass tableware. We have established a relationship with a key distributor through which Libbey® products are now distributed in China. Once our China manufacturing facility is operational in early 2007, we intend to leverage this relationship, as well as our relationships with a growing list of other Asian foodservice distributors and multinational retail customers, to grow our presence in the Asia-Pacific market.

•	Increase revenue opportunities created by the integration of our European operations. We intend to continue to integrate our Royal Leerdam and Crisal product offerings and sales organizations in order to strengthen our presence as a supplier of a broad array of high quality, machine-made glass tableware products to the fragmented European retail, business-to-business and foodservice markets. For example, in the retail market, we have packaged beverageware sets combining Royal Leerdam stemware with Crisal tumblers. In addition, in the European business-to-business market, we have sold Royal Leerdam® brand pilsner glasses manufactured at our Crisal facility in Portugal.

Discussion of 2005 Results

Our net sales increased from $544.8 million in 2004 to $568.1 million in 2005, largely due to our acquisition of Crisal in January 2005. However, we experienced a difficult operating environment in 2004 and 2005 that resulted in a decline in our gross profits and EBITDA (as defined in “— Summary Historical Consolidated and Pro Forma Financial and Other Data”). In 2004, we embarked on a plan to improve capacity utilization, led by our decision to close our City of Industry, California glassware plant in early 2005. We also implemented a 10% salaried workforce reduction in North America in 2005. In addition, in 2005 we recognized impairment and other charges at our Syracuse China facility due to weak operating conditions. These developments resulted in special charges aggregating $14.5 million in 2004 and $27.2 million in 2005. Our operating results were also adversely impacted by higher pension and post-retirement expenses, natural gas costs and other challenging market conditions. Beginning in 2005, we adopted a multi-year plan to increase sales and improve our cost structure in response to these market conditions, and we have implemented that plan throughout 2005 and 2006.

The Acquisition and Related Transactions

On June 16, 2006, pursuant to the terms of a purchase agreement with Vitro, S.A. de C.V. and one of its affiliates (“Vitro”), we acquired Vitro’s 51% equity stake in Crisa, the largest glass tableware manufacturer in Mexico, for a purchase price of $80.0 million, plus the assumption of certain Crisa indebtedness and other liabilities. Prior to the Acquisition, we were a joint venture partner with Vitro in Crisa. As a result of the Acquisition, we own 100% of Crisa and we no longer are required to make profit sharing payments to Vitro.

In connection with the Acquisition:

•	we sold $306.0 million in aggregate principal amount of our floating rate senior secured notes due 2011, which we refer to as the outstanding notes, in a private placement transaction;

•	we sold $102.0 million in aggregate principal amount of senior subordinated secured pay-in-kind notes due 2011, in a private placement to an investor (with an issue price of 98%), together with warrants to purchase 485,309 shares of Libbey Inc.’s common stock (the “private placement notes”);

•	we entered into a senior secured credit facility, consisting of a revolving credit facility in an aggregate principal amount of $150.0 million, providing for borrowings by Libbey Glass and Libbey Europe B.V. (a non-guarantor subsidiary);

•	we discharged our outstanding 4.69% senior note due 2008, all of our outstanding floating rate senior notes due 2010 and all of our outstanding 6.08% senior notes due 2013, including accrued interest and a redemption premium;

•	we repaid substantially all existing senior secured indebtedness of Libbey and Crisa, including accrued interest and redemption premiums; and

•	we paid approximately $20.0 million of transaction fees and expenses.

The Acquisition and related transactions described above were financed with the proceeds from the offering of the outstanding notes together with the sale of the private placement notes and the borrowings under our senior secured credit facility (the “Refinancing”).

Corporate Information

We are a Delaware corporation and our headquarters are located at 300 Madison Avenue, Toledo, Ohio 43604. Our telephone number is (419) 325-2100 and our website is located at http://www.libbey.com. The contents of our website are not part of this prospectus.

We own or have the rights to various trademarks and trade names used in our business and appearing in this prospectus, including Libbey®, Syracuse® China, World® Tableware, Royal Leerdam®, Crisal Glass®, and Traex® and Crisa®. This prospectus also includes trade names and trademarks of other companies. Our use or display of other parties’ trade names, trademarks or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name or trademark owners.

The Offering

On June 16, 2006, we completed an offering of $306.0 million in aggregate principal amount of Floating Rate Senior Secured Notes due 2011. The offering was exempt from registration under the Securities Act.

Outstanding Notes	We sold the outstanding notes to J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc. and BNY Capital Markets, Inc. on June 16, 2006. The initial purchasers subsequently resold the outstanding notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

Registration Rights Agreement	In connection with the sale of the outstanding notes, Libbey Inc., Libbey Glass and its domestic subsidiaries (together with Libbey Inc., the guarantors) entered into a registration rights agreement with the initial purchasers. Under the terms of that agreement, we agreed to:

• use commercially reasonable efforts to file a registration statement for the exchange offer after the closing of the notes offering and to have such registration statement remain effective until 90 days after the exchange date;

• use commercially reasonably efforts to have the registration statement for the exchange offer declared effective by the Securities and Exchange Commission;

• use reasonable best efforts to complete the exchange of notes for all notes tendered in the exchange offer on or prior to 60 days (or longer, if required by federal securities laws) after the date on which the registration statement for the exchange offer is declared effective; and

• use commercially reasonable efforts to file a shelf registration statement for the sale of the outstanding notes under certain circumstances and as soon as practicable after such filing obligation arises, and to have the shelf registration statement become effective under the Securities Act.

If the exchange offer is not completed or the shelf registration statement, if required, has not become effective on or prior to March 13, 2007, we must pay additional interest on the outstanding notes at a rate of an additional 0.25% per annum for the first 90-day period, increasing by an additional 0.25% per annum for each subsequent 90-day period until the exchange offer is completed or the shelf registration statement is declared effective, up to a maximum increase of 1.00% per annum (“Additional Interest”). If the Company receives a shelf request and the shelf registration statement required to be filed in connection with the request has not become effective by the later of (x) February 11, 2007 or (y) 90 days after delivery of the shelf request, we must pay Additional Interest on the outstanding notes until the shelf registration statement becomes effective or the securities become freely tradable under the Securities Act, up to a maximum increase of 1.00% per annum. The exchange offer is being made pursuant to the registration rights agreement and is intended to satisfy the rights granted under the registration rights agreement.

The Exchange Offer

The following is a brief summary of the terms of the exchange offer. For a more complete description of the exchange offer, see “The Exchange Offer.”

Securities Offered	$306.0 million in aggregate principal amount of Floating Rate Senior Secured Notes due 2011.

Exchange Offer	The exchange notes are being offered in exchange for a like principal amount of outstanding notes. We will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on February 14, 2007. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount. The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

• the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer;

• the exchange notes bear a different CUSIP number than the outstanding notes; and

• the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the outstanding notes in some circumstances relating to the timing of the exchange offer. See “The Exchange Offer.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on February 14, 2007, unless we decide to extend the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which we may waive. See “The Exchange Offer — Conditions to the Exchange Offer.”

Procedures for Tendering Outstanding Notes	If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal. You should then mail or otherwise deliver the letter of transmittal, or facsimile, together with the outstanding notes to be exchanged and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal.

By executing the letter of transmittal, you will represent to us that, among other things:

• any exchange notes to be received by you will be acquired in the ordinary course of business;

• you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

• you are not an “affiliate” (within the meaning of Rule 405 under the Securities Act) of Libbey; and

• if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then you will deliver a prospectus in connection with any resale of the exchange notes. See “The Exchange Offer — Procedures for Tendering Outstanding Notes” and “Plan of Distribution.”

Effect of Not Tendering	Any outstanding notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the outstanding notes under the federal securities laws. See “The Exchange Offer — Purpose and Effect.”

Interest on the Exchange Notes and the Outstanding Notes	The exchange notes will bear interest from the most recent interest payment date to which interest has been paid on the notes or, if no interest has been paid, from June 16, 2006. Interest on the outstanding notes accepted for exchange will cease to accrue upon the issuance of the exchange notes.

Withdrawal Rights	Tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

U.S. Federal Income Tax Consequences	The exchange of outstanding notes for exchange notes pursuant to this exchange offer will not be a taxable event to holders for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Considerations.”

Accounting Treatment	We will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles. See “The Exchange Offer — Accounting Treatment.”

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Exchange Agent	The Bank of New York Trust Company, N.A., the trustee under the indenture, is serving as exchange agent in connection with the exchange offer.

Terms of the Exchange Notes

The following is a brief summary of the terms of the exchange notes. The financial terms and covenants of the exchange notes are the same as the outstanding notes. For a more complete description of the terms of the exchange notes, please refer to the section entitled “Description of Exchange Notes.”

Issuer	Libbey Glass Inc.

Securities	$306.0 million aggregate principal amount of Floating Rate Senior Secured Notes due 2011.

Maturity	June 1, 2011.

Interest	Interest will be payable in cash in arrears on June 1 and December 1, commencing December 1, 2006. The exchange notes will bear interest at a rate per annum equal to LIBOR (as defined) plus 7.0%. See “Description of Exchange Notes — Certain Definitions.” The LIBOR component of the interest rate will be reset semi-annually, commencing December 1, 2006.

Guarantees	The exchange notes will be guaranteed on a senior basis by Libbey Inc. and by all of our subsidiaries that guarantee any of the issuer’s indebtedness or indebtedness of any subsidiary guarantor, including any of the issuer’s indebtedness under our senior secured credit facility or the private placement notes. Any subsidiaries that in the future guarantee the issuer’s indebtedness, including the issuer’s indebtedness under our senior secured credit facility and indebtedness under the private placement notes, or indebtedness of any subsidiary guarantor, will also guarantee the exchange notes. The guarantees will be released when the guarantees of our indebtedness, including indebtedness under our senior secured credit facility and indebtedness under the private placement notes, and the guarantees of indebtedness of our subsidiary guarantors are released. The guarantees will be senior secured indebtedness of our subsidiary guarantors and will have the same ranking with respect to indebtedness of our subsidiary guarantors as the exchange notes will have with respect to our indebtedness.

Collateral	The exchange notes and related guarantees will have the benefit of a second-priority lien on substantially all our and our subsidiary guarantors’ tangible and intangible assets that secure, on a first-priority basis, all of our obligations (including obligations incurred by Libbey Europe B.V., a non-guarantor subsidiary) under our senior secured credit facility. The collateral will also include a pledge by our parent of all of our outstanding capital stock, which will also secure the senior secured credit facility on a first-priority basis. The collateral will also secure obligations under the private placement notes on a third-priority basis. The collateral will not include the pledge of stock of subsidiaries to the extent the pledge would require the filing of separate financial statements of the subsidiary with the SEC. The exchange notes and related guarantees will not be secured by the assets of non-guarantor subsidiaries. For a more detailed discussion, see “Description of Exchange Notes — Collateral.”

Ranking	The exchange notes will:

• be our general secured obligations;

• be effectively junior in right of payment to our debt that is secured by prior liens on the collateral securing the exchange notes and related guarantees, including the indebtedness under our senior secured credit facility, to the extent of the value of the assets securing the debt;

• rank equally in right of payment with all of our existing and future unsubordinated debt;

• be senior in right of payment to all of our existing and future senior subordinated or subordinated debt, including the private placement notes;

• be effectively senior to our existing and future senior unsecured indebtedness and other liabilities (including trade payables) to the extent of the value of the collateral; and

• be structurally subordinated to all of the existing and future liabilities (including trade payables) of each of our subsidiaries that does not guarantee the exchange notes.

As of September 30, 2006:

• we had approximately $485.3 million of total indebtedness (including the notes), $99.1 million of which (net of unamortized discount and warrants) was subordinated to the notes;

• excluding the exchange notes, we would have had approximately $181.0 million of secured indebtedness, including (i) $52.0 million drawn under our senior secured credit facility (excluding an additional $8.4 million represented by letters of credit) to which the notes are effectively subordinated, (ii) $99.1 million aggregate principal amount of the private placement notes (net of unamortized discount and warrants), which are secured by a third-priority lien on our collateral, (iii) $27.9 million drawn under a line of credit with China Construction Bank Corporation Langfang Economic Development Area Sub-Branch and (iv) $2.0 million Promissory Note related to the purchase of our Laredo, Texas warehouse. We had remaining unused availability under our new $150.0 million senior secured credit facility available to Libbey Glass and Libbey Europe B.V. (a non-guarantor subsidiary) of approximately $36.7 million (due to borrowing base limitations), all of which would have been secured if borrowed; and

• the issuer and the guarantor subsidiaries had 77% of our total liabilities (excluding intercompany liabilities), including 83% of our indebtedness under our various third-party debt agreements and capital leases, with the remainder consisting of trade payables and other accrued liabilities due to third parties.

Intercreditor Agreement	Pursuant to an intercreditor agreement, the liens securing the exchange notes will be expressly junior in priority to all liens that secure all of our obligations (including obligations incurred by Libbey Europe B.V., a non-guarantor subsidiary) under our senior secured credit facility and will be expressly senior in priority to all liens that secure obligations under our new private placement notes. Pursuant to the intercreditor agreement, the liens securing the exchange notes and the obligations under the related guarantees may not be enforced at any time when obligations secured by prior liens are outstanding, except for certain limited exceptions. Any release of all prior liens upon any collateral approved by holders of the prior liens will also release the liens securing the exchange notes on the same collateral. Similarly, the release of the prior liens on the collateral and our liens will result in a release of the liens securing the private placement notes. The holders of the prior liens will receive all proceeds from any realization on the collateral until the obligations secured by the prior liens are paid in full in cash (other than contingent indemnification, gross up and make whole obligations as to which no claim has been asserted) and the commitments with respect thereto are terminated.

Sharing of Second-Priority Lien	In addition to the debt that is secured by the first-priority liens on the collateral as described above, certain future indebtedness permitted to be incurred under the indenture governing the exchange notes may be secured by liens upon any or all of the collateral securing the exchange notes on an equal and ratable basis with the second-priority liens securing the exchange notes.

Optional Redemption	The exchange notes will be redeemable at our option, in whole or in part, at any time on or after June 1, 2008, at the redemption prices set forth in this prospectus, together with accrued and unpaid interest, if any, to the date of redemption.

Mandatory Offers to Purchase	The occurrence of a change of control will be a triggering event requiring us to offer to purchase from you all or a portion of your exchange notes at a price equal to 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase.

Certain asset dispositions will be triggering events that may require us to use the proceeds from those asset dispositions to make an offer to purchase the exchange notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase if the proceeds are not otherwise used within 365 days to repay senior secured indebtedness, to repay indebtedness under our existing senior secured credit facility (with a corresponding reduction in commitment) or to invest in capital assets related to our business.

Covenants	We will issue the exchange notes under an indenture with The Bank of New York Trust Company, N.A., as trustee. The indenture will, among other things, limit our ability and the ability of our restricted subsidiaries (as defined under the heading “Description of Exchange Notes”) to:

• incur, assume or guarantee additional indebtedness;

• issue redeemable stock and preferred stock;

• repurchase capital stock;

• make other restricted payments including, without limitation, paying dividends and making investments;

• create liens;

• redeem debt that is junior in right of payment to the notes;

• sell or otherwise dispose of assets, including capital stock of subsidiaries;

• enter into agreements that restrict dividends from subsidiaries;

• enter into mergers or consolidations;

• enter into transactions with affiliates;

• guarantee indebtedness;

• enter into sale/leaseback transactions; and

• enter into new lines of business.

These covenants will be subject to a number of important exceptions and qualifications. For more details, see “Description of Exchange Notes.”

Absence of Public Market for the Exchange Notes	The exchange notes are a new issue of securities and will not be listed on any securities exchange or included in any automated quotation system. The initial purchasers of the outstanding notes have advised us that they intend to make a market in the exchange notes. The initial purchasers are not obligated, however, to make a market in the exchange notes and any market making with respect to the exchange notes, may be discontinued without notice. For more information, see “Plan of Distribution.”

PORTAL Trading of the Exchange Notes	We expect the exchange notes to be eligible for trading on the Private Offerings, Resales and Trading through Automated Linkages, or “PORTAL,” System of the National Association of Securities Dealers, Inc.

Risk Factors

You should carefully consider all the information in this prospectus prior to participating in the exchange offer. In particular, we urge you to consider carefully the factors set forth under “Risk Factors” beginning immediately after this “Prospectus Summary.”

Market and Industry Data and Forecasts

This prospectus includes market share and industry data and forecasts that we obtained from industry publications and surveys and internal company sources. As noted in this prospectus, NPD Houseworld and FE&S Magazine were the primary sources for third-party industry data and forecasts. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

Summary Historical Consolidated and
Other Data

The following table sets forth our summary historical consolidated and other data for the periods ended and at the dates indicated below. Our summary financial data for fiscal 2003, 2004 and 2005 have been derived from our consolidated financial statements incorporated by reference in this prospectus, which have been audited by Ernst & Young LLP, independent registered accounting firm. The summary historical consolidated financial data for the nine-month periods ended September 30, 2005 and 2006 have been derived from our consolidated unaudited financial statements, which, in the opinion of management, include all adjustments, including usual recurring adjustments, necessary for a fair statement of that information for the applicable periods. The financial data presented for the interim periods are not necessarily indicative of our results for the full year.

				(Unaudited)
	Year Ended			Nine Months Ended
	December 31,			September 30,
	2003	2004	2005	2005	2006
	(Dollars in thousands, except credit statistics)

Statement of operations data:
Net sales	$513,632	$544,767	$568,133	$409,895	$476,120
Freight billed to customers	1,965	2,030	1,932	1,422	2,387

Total revenues	515,597	546,797	570,065	411,317	478,507
Cost of sales(1)	407,391	446,335	483,523	335,955	396,621

Gross profit	108,206	100,462	86,542	75,362	81,886
Selling, general and administrative expenses(1)	68,479	68,574	71,535	55,109	59,511
Impairment of goodwill and other intangible assets(1)	—	—	9,179	—	—
Special charges(1)	—	7,993	14,745	7,681	12,587

Income (loss) from operations	39,727	23,895	(8,917)	12,572	9,788
Equity earnings (loss) — pretax(2)	4,429	(1,435)	(4,100)	(1,381)	1,986
Other income (expense)	3,484	2,369	2,567	1,655	(2,244)

Earnings (loss) before interest, income taxes and minority interest	47,640	24,829	(10,450)	12,846	9,530
Interest expense(3)	13,436	13,049	15,255	10,240	29,360

Earnings (loss) before income taxes and minority interest	34,204	11,780	(25,705)	2,606	(19,830)
Provision (credit) for income taxes	5,131	3,528	(6,384)	860	(7,535)
Minority interest(4)	—	—	34	(98)	(66)

Net income (loss)	$29,073	$8,252	$(19,355)	$1,648	$(12,361)

Other financial data:
EBITDA (as defined)(5)	$75,749	$54,334	$21,997	$38,359	$36,676
Capital expenditures	25,718	40,482	44,270	26,503	54,557
Depreciation	25,457	27,764	30,359	23,952	25,553
Amortization	2,652	1,741	2,122	1,659	1,659
Net cash provided by operating activities	29,210	42,750	38,113	12,746	31,524
Net cash (used in) investing activities	(19,921)	(22,879)	(73,006)	(55,270)	(132,552)
Net cash provided by (used in) financing activities	(8,229)	(16,376)	31,891	37,522	135,412

(Unaudited)
As of
September 30,
2006

Balance sheet data (at end of period):
Working Capital(6)	$199,008
Total assets	889,565
Total debt (including current maturities)(7)	485,282
Shareholders’ equity	104,304

(1)	The table below reflects charges relating to the impact of a capacity realignment undertaken in 2004 and completed in 2005, a salaried workforce reduction program implemented in 2005, asset impairment and other charges affecting our Syracuse China unit, a pension settlement charge due to reductions in our workforce, a plant restructuring at our Crisa facility and a write-off of financing fees and the classification of such charges on our consolidated statements of operations.

			(Unaudited)
	Year Ended		Nine Months Ended
	December 31,		September 30,
	2004	2005	2005	2006
	(Dollars in thousands)

Cost of sales	$6,526	$1,965	$867	$2,543
Selling, general and administrative expenses	—	1,347	1,347	—
Impairment of goodwill and other intangible assets	—	9,179	—	—
Special charges	7,993	14,745	7,681	12,587
Interest expense	—	—	—	4,906

Total special charges	$14,519	$27,236	$9,985	$20,036

(2)	Prior to the Acquisition, we were a 49% equity owner in Crisa, and we recorded our interest in Crisa using the equity method of accounting.

(3)	Interest expense is net of interest income. See footnotes to “Unaudited Pro Forma Consolidated and Combined Financial Data.”

(4)	Prior to October 13, 2006, we owned 95% of Crisal. Our 95% controlling interest required that Crisal’s operations be consolidated in our consolidated financial statements. The 5% equity interest of Crisal that we did not own prior to October 13, 2006, is shown as a minority interest in our consolidated financial statements.

(5)	As used herein, “EBITDA” represents net income (loss) plus (i) provision/(credit) for income taxes, (ii) interest expense, (iii) depreciation and (iv) amortization.

We believe EBITDA facilitates company-to-company comparisons by excluding potential differences caused by variations in capital structure (affecting interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to general performance or liquidity. Our calculations of EBITDA are not necessarily comparable to other similarly titled measures of companies due to inconsistencies in the method of calculation. In addition, EBITDA, as defined in our senior secured credit facility, are not calculated in the same manner as EBITDA presented in this table.

EBITDA is not a measure of performance under accounting principles generally accepted in the United States (“GAAP”) and should not be used in isolation or as a substitute for net (loss) income, cash flows from operating activities or other income or cash flow statement data prepared in accordance with GAAP or as a measure of profitability.

We have included information concerning EBITDA in this prospectus because we believe that this information is used by certain investors, securities analysts and others as one measure of an issuer’s performance and historical ability to service debt. In addition, we use EBITDA when interpreting operating trends and results of operations of our business.

There are inherent limitations in the use of EBITDA as an analytical tool, and you should not consider this measure in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our current cash expenditure requirements, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	EBITDA does not reflect our significant pension and nonpension retirement obligations;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA does not reflect any cash requirements for that replacement; and

•	our measure of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

Because of these limitations, EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See our consolidated and combined financial statements included in previous filings with the SEC and incorporated herein by reference.

The following table is a reconciliation of net income (loss) to EBITDA for the periods indicated:

				(Unaudited)
	Year Ended			Nine Months Ended
	December 31,			September 30,
	2003	2004	2005	2005	2006
	(Dollars in thousands)

Net income (loss)	$29,073	$8,252	$(19,355)	$1,648	$(12,361)
Provision (credit) for income taxes	5,131	3,528	(6,384)	860	(7,535)
Interest expense	13,436	13,049	15,255	10,240	29,360
Depreciation and amortization	28,109	29,505	32,481	25,611	27,212

EBITDA	75,749	54,334	21,997	38,359	36,676

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of Non-GAAP Financial Measures” and Footnote 10 to our audited consolidated financial statements included in previous filings with the SEC and incorporated herein by reference for further information.

(6)	Represents the sum of our accounts receivable and inventories, less accounts payable. The table below represents a reconciliation of GAAP working capital to working capital as measured by Libbey:

(Unaudited)
September 30, 2006

Current Assets	$327,975
Current Liabilities	(155,623)

GAAP working capital	172,352
Exclude all current assets other than accounts receivable and inventory	(55,408)
Exclude all current liabilities other than accounts payable	82,064

Libbey’s measure of working capital	$199,008

(7)	We entered into a line of credit with China Construction Bank Corporation Langfang Economic Development Area Sub-Branch in the amount of RMB 250 million, or the equivalent of $31.0 million, in connection with the construction of our production facility in China. As of September 30, 2006, total debt includes RMB 220 million (approximately $27.9 million) of borrowings under that line of credit. We expect to draw down the remaining balance of the facility by the end of 2006. Total debt also includes $52.0 million drawn under our senior secured credit facility as of September 30, 2006.

Ratios of Earnings to Fixed Charges

							(unaudited)
	(unaudited)						Nine Months Ended
	Year Ended December 31,						September 30,
	2001	2002	2003	2004	2005		2005	2006
	(Dollars in thousands)

Ratio of earnings to fixed charges	6.2	4.4	3.2	1.9	—	(1)	1.3	—	(2)

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes, minority interest, income from investees and extraordinary items, plus fixed charges and distributed income from investees less interest capitalized. Fixed charges include interest expense on all indebtedness, interest capitalized and one fifth of rental expense on operating leases representing that portion of rental expense deemed attributable to interest.

(1)	Due to the Company’s loss in 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $21.9 million to achieve a coverage ratio of 1:1.

(2)	Due to the Company’s loss in 2006, the ratio coverage was less than 1:1. The Company must generate additional earnings of $22.3 million to achieve a coverage ratio of 1:1.

RISK FACTORS

Our business, operations and financial condition are subject to various risks. You should carefully consider the risks described below as well as other information and data included in this prospectus, before making an investment decision. If any of the events described in the risk factors below occurs, our business, financial condition, operating results and prospects could be materially adversely affected, which in turn could adversely affect our ability to repay the exchange notes.

Risks Related to Our Business

Slowdowns in the retail, travel, restaurant and bar or entertainment industries, such as those caused by general economic downturns, terrorism, health concerns or strikes or bankruptcies within those industries could reduce our revenues and production activity levels.

Our business is affected by the health of the retail, travel, restaurant, bar or entertainment industries. Expenditures in these industries are sensitive to business and personal discretionary spending levels and may decline during general economic downturns. Additionally, travel is sensitive to safety concerns, and thus may decline after incidents of terrorism, during periods of geopolitical conflict in which travelers become concerned about safety issues, or when travel might involve health-related risks. For example, demand for our products in the foodservice industry, which is critical to our success, was significantly impacted by the events of September 11, 2001. In addition, demand for glassware in some of the industrial markets that we supply has declined in recent years. This decline is due, in part, to a decrease in retail sales of candle items by candle item manufacturers for whom we supply glassware. Demand for glassware with external enamel decorations that we supply to the foodservice, retail and premium channels and for undecorated glassware that buyers decorate and redistribute to retail and industrial customers also has decreased as a result of marketplace confusion related to California’s Proposition 65. Proposition 65 requires that clear and reasonable warnings be given in connection with the sale or distribution of products that expose consumers to certain chemicals, such as the lead contained in some enamels used to decorate glassware, that the State of California has determined either are carcinogenic or pose a risk of reproductive toxicity. We have received claims from retailers for indemnification in litigation relating to Proposition 65, but we have not made any payments on the claims. Further declines in these sectors may lead to continued adverse effect on our results of operations. The long-term effects of events or trends such as these could include, among other things, a protracted decrease in demand for our products. These effects, depending on their scope and duration, which we cannot predict at this time, could significantly impact our results of operations and financial condition.

We face intense competition and competitive pressures that could adversely affect our results of operations and financial condition.

Our business is highly competitive, with the principal competitive factors being customer service, price, product quality, new product development, brand name, and delivery time. Advantages or disadvantages in any of these competitive factors may be sufficient to cause the customer to consider changing manufacturers.

Competitors in glass tableware include, among others: Imports from varied and numerous factories from China; Arc International (a private French company), which manufactures and distributes glass tableware worldwide; Pasabahce (a unit of Sisecam, a Turkish company), which manufactures glass tableware in various sites throughout the world and sells to all sectors of the glass industry worldwide; Oneida Ltd., which sources glass tableware from foreign and domestic manufacturers and recently emerged from bankruptcy; Anchor Hocking (a unit of Global Home Products, which is in bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code) which manufactures and distributes glass beverageware, industrial products and bakeware primarily to retail, foodservice and industrial markets; Indiana Glass Company (a unit of Lancaster Colony Corporation), which manufactures in the U.S. and sells glassware; Bormioli Rocco Group, which manufactures glass tableware in Europe, where the majority of its sales are to retail and foodservice customers; and numerous other sourcing companies. In addition, tableware made of other materials such as plastics compete with glassware.

Some of our competitors have greater financial and capital resources than we do and continue to invest heavily to achieve increased production efficiencies. Competitors may have incorporated more advanced technology in their manufacturing processes, including more advanced automation techniques. Our labor and energy costs may also be higher than those of some foreign producers of glass and ceramic tableware. We may not be successful in managing our labor and energy costs or gaining operating efficiencies that may be necessary to remain competitive. In addition, our products may be subject to competition from low-cost imports that intensify the price competition we face in our markets. Finally, we may need to increase incentive payments in our marketing incentive program in order to remain competitive. Increases in these payments would adversely affect our operating margins.

Competitors in the U.S. market for ceramic dinnerware include, among others: Homer Laughlin; Oneida Ltd.; Steelite; and various sourcing companies. Competitors in metalware include, among others: Oneida Ltd.; Walco, Inc.; and various sourcing companies. Competitors in plastic products include, among others: Cambro Manufacturing Company; Carlisle Companies Incorporated; and various sourcing companies. In Mexico, where a larger portion of our sales are in the retail market, our primary competitors include Vidriera Santos and Vitro Par in the candle category and imports from foreign manufacturers located in countries such as China, France, Italy and Colombia in other categories. Competitive pressures from these competitors and producers could adversely affect our results of operations and financial condition.

International economic and political factors could affect demand for imports and exports, and our financial condition and results of operations could be adversely impacted as a result.

Our operations may be affected by actions of foreign governments and global or regional economic developments. Global economic events, such as changes in foreign import/export policy, the cost of complying with environmental regulations or currency fluctuations, could also affect the level of U.S. imports and exports, thereby affecting our sales. Foreign subsidies, foreign trade agreements and each country’s adherence to the terms of these agreements can raise or lower demand for our products. National and international boycotts and embargoes of other countries’ or U.S. imports and/or exports, together with the raising or lowering of tariff rates, could affect the level of competition between us and our foreign competitors. Foreign competition has, in the past, and may, in the future, result in increased low-cost imports that drive prices downward. The World Trade Organization met in November 2001 in Doha, Qatar, where members launched new multilateral trade negotiations aimed at improving market access, reducing and eventually phasing out all forms of export subsidies and substantial reductions in trade-distorting domestic support. The current range of tariff rates applicable to glass tableware products that are imported into the U.S. and are of the type we manufacture in North America is approximately 12.5% to 28.5%. However, any negative changes to international agreements that lower duties or improve access to U.S. markets for our competitors, particularly changes arising out of the World Trade Organization’s ongoing discussions in Doha, could have an adverse effect on our financial condition and results of operations. As we execute our strategy of acquiring manufacturing platforms in lower cost regions and increasing our volume of sales in overseas markets, our dependence on international markets and our ability to effectively manage these risks has increased and will continue to increase significantly.

We may not be able to effectively integrate Crisa or future businesses we acquire.

On June 16, 2006, we completed the acquisition of Vitro’s 51% equity interests in Crisa, bringing our ownership in Crisa to 100%. See “The Transactions.” The acquisition of Crisal (completed in January 2005), Crisa and any future acquisitions are subject to various risks and uncertainties, including:

•	the inability to integrate effectively the operations, products, technologies and personnel of the acquired companies (some of which are spread out in different geographic regions) and to achieve expected synergies;

•	the potential disruption of existing business and diversion of management’s attention from day-to-day operations;

•	the inability to maintain uniform standards, controls, procedures and policies or correct deficient standards, controls, procedures and policies, including internal controls and procedures sufficient to satisfy regulatory requirements of a public company in the U.S.;

•	the incurrence of contingent obligations that were not anticipated at the time of the acquisitions;

•	the failure of Vitro to provide necessary transition services to Crisa, including the services of a general manager, information technology services and others;

•	the need or obligation to divest portions of the acquired companies; and

•	the potential impairment of relationships with customers.

In addition, we cannot assure you that the integration and consolidation of newly acquired businesses, including Crisa, will achieve any anticipated cost savings and operating synergies. For example, integration and consolidation at Crisa entails operational risks in moving and rebuilding machines and furnaces, reducing headcount and developing internal information technology and other services that were previously provided by Vitro. The separation of Crisa from Vitro requires us to renegotiate or replace shared contracts and obtain consents and assignments from third parties, all of which may result in additional costs. In connection with the consolidation of Crisa’s two principal manufacturing facilities, we incurred charges of approximately $15.1 million in the second quarter of 2006 for writedowns of property, plant and equipment and writeoff of inventory. In addition, we incurred a charge of approximately $4.9 million in the second quarter of 2006 due to the writeoff of deferred financing fees resulting from the Refinancing. We also expect to make significant capital expenditures as part of the capital rationalization plan at Crisa. We estimate that these capital expenditures will total approximately $17.6 million over the next three years. The inability to integrate and consolidate operations and improve operating efficiencies at Crisa could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to achieve the objectives of our strategic plan.

Our strategy to improve our operating performance depends on our ability to defend our leadership position in the U.S. foodservice market for glass tableware and reduce our enterprise costs through LEAN initiatives while expanding into low-cost manufacturing platforms and increasing our international sales. The execution of this multi-pronged strategy depends on our ability to maintain our margins in the U.S. and Canadian foodservice industry, historically the most profitable portion of our business but also an increasingly competitive market. We must also be successful in reducing our cost structure and obtaining the cooperation of our largely union workforce in doing so. The success of our plan also will depend on our ability to increase sales in international markets in which we have significantly less experience than our domestic operations, the successful integration of Crisa into our North American operations and the successful integration of Royal Leerdam and Crisal to create a more efficient and effective competitor in Europe. In addition to the significant investment of management time and attention to these international initiatives, our strategy also will require significant capital to complete the rationalization and upgrade of the Crisa operations and significant capital in connection with the construction and operation of our facility in China that we expect to be operational in early 2007. Since we intend to benefit from our international initiatives primarily by expanding our sales in the local markets of other countries, our success depends on continued growth in these markets, including Europe, Latin America and Asia-Pacific.

Natural gas, the principal fuel we use to manufacture our products, is subject to fluctuating prices; fluctuations in natural gas prices could adversely affect our results of operations and financial condition.

Natural gas is the primary source of energy in most of our production processes. We do not have long-term contracts for natural gas and are therefore subject to market variables and widely fluctuating prices. Consequently, our operating results are strongly linked to the cost of natural gas. As of September 30, 2006, we had forward contracts in place to hedge approximately 60% of our estimated 2007 natural gas needs with respect to our North American manufacturing facilities and approximately 75% of our estimated 2007 natural gas needs with respect to Royal Leerdam. For the year ended December 31, 2005 and the nine months ended

September 30, 2006, on a historical basis, we spent approximately $51.7 million and $39.6 million, respectively, and Crisa spent approximately $21.1 million and $13.9 million, respectively, on natural gas. We have no way of predicting to what extent natural gas prices will rise in the future. To the extent that we are not able to offset increases in natural gas prices, such as by passing along the cost to our customers, these increases could adversely impact our margins and operating performance.

If we are unable to obtain sourced products or raw materials at favorable prices, our operating performance may be adversely affected.

Sand, soda ash, lime, corrugated packaging materials and resin are the principal raw materials we use. In addition, we obtain glass tableware, metal flatware and holloware from third parties. We may experience temporary shortages due to disruptions in supply caused by weather, transportation, production delays or other factors that would require us to secure our sourced products or raw materials from sources other than our current suppliers. If we are forced to procure sourced products or raw materials from alternative suppliers, we may not be able to do so on terms as favorable as our current terms or at all. In addition, resins are a primary raw material for our Traex operation and, historically, the price for resins has fluctuated with the price of oil, directly impacting our profitability. Material increases in the cost of any of these items on an industry-wide basis may have an adverse impact on our operating performance and cash flows if we are unable to pass on these increased costs to our customers.

Charges related to our employee pension and postretirement welfare plans resulting from market risk and headcount realignment may adversely affect our results of operations and financial condition.

In connection with our employee pension and postretirement welfare plans, we are exposed to market risks associated with changes in the various capital markets. Changes in long-term interest rates affect the discount rate that is used to measure our obligations and related expense. Our total pension and postretirement welfare expense, including pension settlement and curtailment charges, for all U.S. and non-U.S. plans was $16.4 million for the year ended December 31, 2005. We expect that expense to decrease to $14.8 million (including $1.6 million related to Crisa) in 2006. Changes in the equity and debt securities markets affect our pension plan asset performance and related pension expense. Sensitivity to these key market risk factors is as follows:

•	A change of 1% in the expected long-term rate of return on plan assets would change total pension expense by approximately $2.2 million based on year-end data.

•	A change of 1% in the discount rate would change our total pension expense by approximately $4.2 million.

Because the market rate for high-quality fixed income investments is lower than in previous years, our assumed discount rate has been reduced from 6.25% in 2003 to 5.60% in 2005 for our U.S. pension and postretirement welfare plans. A lower discount rate increases the present value of benefit obligations and increases pension expense. In addition, at December 31, 2005, we had significant nonpension postretirement obligations in the U.S. and Canada totaling $38.3 million, none of which is funded. A change of 1% in the discount rate changes our nonpension postretirement expense by $0.2 million.

As part of our pension expense, we incurred pension settlement charges of $4.9 million in 2005 and pension curtailment charges of $4.0 million during 2004. These charges were triggered by excess lump sum distributions taken by employees in connection with headcount reductions related to our capacity realignment and salaried workforce reduction programs and by headcount reductions related to the closure of our City of Industry, California manufacturing facility. For further discussion of these charges, see notes 10 and 12 to our consolidated financial statements in our annual report on Form 10-K for the fiscal year ended December 31, 2005, previously filed and incorporated by reference herein. To the extent that we experience additional headcount shifts or changes as we continue to implement our capacity realignment programs, we may incur further expenses related to our employee pension plans, which could have a material adverse effect on our results of operations and financial condition. For example, we anticipate an additional $2.5 million pension settlement charge in 2006 as a result of excess lump sum distributions taken by employees.

Our business requires significant capital investment and maintenance expenditures that we may be unable to fulfill.

Our operations are capital intensive, requiring us to maintain a large fixed cost base. Our total capital expenditures were $40.5 million for the year ended December 31, 2004 and $44.3 million for the year ended December 31, 2005, including $13.4 million relating to the construction of our China facility. Excluding capital expenditures relating to the construction of our facility in China, capital expenditures in 2006 are expected to be approximately $43.0 million, including approximately $15.4 million of capital expenditures relating to our Crisa operations. Our capital expenditures associated with Crisa’s operations include approximately $11.4 million in 2006 relating to capacity rationalization as we consolidate Crisa’s two manufacturing facilities into a single facility. In addition, we have incurred capital expenditures of approximately $29.2 million in the first three quarters of 2006 related to construction of our facility in China, and we expect to incur an additional $5.8 million in order to complete the facility.

In the first nine months of 2006, we incurred $25.4 million of our expected 2006 capital expenditures, excluding $29.2 million of capital expenditures relating to construction of our facility in China. We anticipate capital expenditures of $17.6 million for the remaining quarter of 2006, excluding $5.8 million related to construction of our facility in China. We expect to fund the balance of the 2006 capital expenditures through our lines of credit.

Our business may not generate sufficient operating cash flow and external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures.

Our business requires us to maintain a large fixed cost base that can affect our profitability.

The high levels of fixed costs associated with operating glass production plants encourage plant managers to maintain high levels of output, even during periods of reduced demand, which can lead to excess inventory levels and exacerbate the pressure on profit margins. For example, in 2005, we liquidated approximately $13.0 million of inventory at reduced margins; and slowed production in certain areas of our operations, to restore our inventory levels. Our profitability is dependent, in part, on our ability to spread fixed costs over an increasing number of products sold and shipped, and if we reduce our rate of production, as we did in 2005, our costs per unit increase, negatively impacting our gross margins. Decreased demand or the need to reduce inventories can lower our ability to absorb fixed costs and materially impact our results of operations.

Unexpected equipment failures may lead to production curtailments or shutdowns.

Our manufacturing processes are dependent upon critical glass-producing equipment, such as furnaces, forming machines and lehrs. This equipment may incur downtime as a result of unanticipated failures. We may in the future experience facility shutdowns or periods of reduced production as a result of these equipment failures. Unexpected interruptions in our production capabilities would adversely affect our productivity and results of operations for the affected period.

If our investments in new technology and other capital expenditures do not yield expected returns, our results of operations could be reduced.

The manufacture of our tableware products involves the use of automated processes and technologies. We designed much of our glass tableware production machinery internally and have continued to develop and refine this equipment to incorporate advancements in technology. We will continue to invest in equipment and make other capital expenditures to further improve our production efficiency and reduce our cost profile. To the extent that these investments do not generate targeted levels of returns in terms of efficiency or improved cost profile, our financial condition and results of operations could be adversely affected.

Delays and budget increases related to the construction of our new production facility in China, or an inability to meet targeted production and profit margin goals after construction, could result in significant additional costs or lost sales.

We began construction of our new production facility in China during the third quarter of 2005. We expect that the total cost of this facility will be approximately $52.0 million. We also expect to incur startup losses in connection with the operation of this new facility in China. We intend to use this production facility to better supply China and the rest of the Asia-Pacific market and to improve our competitive position in that region. We plan to begin production of glass tableware at this facility in early 2007.

Construction delays, regulatory approvals and other factors beyond our control could delay the start-up of operations in our Chinese facility or significantly increase the costs of its construction. If we are unable to expand our manufacturing capacity in our Chinese production facility as planned, we may be unable to satisfy demand for our products in the Asia-Pacific market, we may lose future sales and our results of operations and financial condition may be adversely affected. In addition, if we are unable to meet targeted production and profit margin goals in connection with the operation of our Chinese facility after construction, our profits could be reduced, which would adversely affect our results of operations and financial condition.

We may not be able to renegotiate collective bargaining agreements successfully when they expire; organized strikes or work stoppages by unionized employees may have an adverse effect on our operating performance.

We are party to collective bargaining agreements that cover most of our manufacturing employees. The agreements with our unionized employees in Toledo, Ohio expire on September 30, 2007, and the agreement with our unionized employees in Shreveport, Louisiana expires on December 15, 2008. The agreement with our unionized employees at our Syracuse China facility expires on May 15, 2009, and the agreement with the 26 hourly employees at our Mira Loma, California distribution center expires on November 15, 2009. Crisa’s collective bargaining agreements with its unionized employees have no expiration, but wages are reviewed annually and benefits are reviewed every two years. Crisal does not have a written collective bargaining agreement with its unionized employees but does have an oral agreement that is revisited annually. Royal Leerdam’s collective bargaining agreement with its unionized employees expires on July 1, 2007.

We may not be able to successfully negotiate new collective bargaining agreements without any labor disruption. If any of our unionized employees were to engage in a strike or work stoppage prior to expiration of their existing collective bargaining agreements, or if we are unable in the future to negotiate acceptable agreements with our unionized employees in a timely manner, we could experience a significant disruption of operations. In addition, we could experience increased operating costs as a result of higher wages or benefits paid to union members upon the execution of new agreements with our labor unions. We could also experience operating inefficiencies as a result of preparations for disruptions in production, such as increasing production and inventories. Finally, companies upon which we are dependent for raw materials, transportation or other services could be affected by labor difficulties. These factors and any such disruptions or difficulties could have an adverse impact on our operating performance and financial condition.

In addition, we are dependent on the cooperation of our largely unionized workforce to implement and adopt the LEAN initiatives that are critical to our ability to improve our production efficiency. The effect of strikes and other slowdowns may adversely affect the degree and speed with which we can adopt LEAN optimization objectives and the success of that program.

We are subject to risks associated with operating in foreign countries. These risks could adversely affect our results of operations and financial condition.

We operate manufacturing and other facilities throughout the world. As a result of our international operations, we are subject to risks associated with operating in foreign countries, including:

•	political, social and economic instability;

•	war, civil disturbance or acts of terrorism;

•	taking of property by nationalization or expropriation without fair compensation;

•	changes in government policies and regulations;

•	devaluations and fluctuations in currency exchange rates;

•	imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries;

•	imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

•	ineffective intellectual property protection;

•	hyperinflation in certain foreign countries; and

•	impositions or increase of investment and other restrictions or requirements by foreign governments.

The risks associated with operating in foreign countries may have a material adverse effect on our results of operations and financial condition.

High levels of inflation and high interest rates in Mexico could adversely affect the operating results and cash flows of Crisa.

Mexico has experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the Mexican National Consumer Price Index, was 3.3% for 2005 and 5.2% for 2004. If Mexico experiences high levels of inflation, Crisa’s operating results and cash flows could be adversely affected, and, more generally, high inflation might result in lower demand or lower growth in demand for Crisa’s glass tableware products, thereby adversely affecting our results of operations and financial condition.

Fluctuation of the currencies in which we conduct operations could adversely affect our financial condition and results of operations.

Changes in the value of the various currencies in which we conduct operations relative to the U.S. dollar, including the euro and the Chinese yuan (“RMB”), may result in significant changes in the indebtedness of our non-U.S. subsidiaries.

Currency fluctuations between the U.S. dollar and the currencies of our non-U.S. subsidiaries affect our results as reported in U.S. dollars, particularly the earnings of Crisa as expressed under U.S. GAAP, and will continue to affect our financial income and expense, our revenues from international settlements and the calculation of financial covenants related to our U.S. dollar-denominated debt.

Fluctuations in the value of the foreign currencies in which we operate relative to the U.S. dollar could reduce the cost competitiveness of our products or those of our subsidiaries.

Major fluctuations in the value of the euro, the Mexican peso or the RMB relative to the U.S. dollar and other major currencies could reduce the cost competitiveness of our products or those of our subsidiaries, as compared to foreign competition. For example, if the U.S. dollar appreciates against the euro, the Mexican peso or the RMB, the purchasing power of those currencies effectively would be reduced against the U.S. dollar, making our U.S.-manufactured products more expensive in the euro zone, Mexico and China compared to local competitors. An appreciation of the U.S. dollar against the euro, the Mexican peso or the RMB also would increase the cost of U.S. dollar-denominated purchases for our operations in the euro zone, Mexico and China, including raw materials. We would be forced to deduct these cost increases from our profit margin or pass them along to consumers. These fluctuations could adversely affect our results of operations and financial condition.

Devaluation or depreciation of, or governmental conversion controls over, the foreign currencies in which we operate could affect our ability to convert the earnings of our foreign subsidiaries into U.S. dollars.

Major devaluation or depreciation of the Mexican peso could result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Crisa’s Mexican peso earnings into U.S. dollars and other currencies, upon which we will rely in part to satisfy our debt obligations. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future; restrictive exchange rate policies could adversely affect our results of operations and financial condition.

In addition, the government of China imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiaries to remit sufficient foreign currency to make payments to us. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB are to be converted into foreign currencies and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. In the future, the Chinese government could institute restrictive exchange rate policies for current account transactions. These policies could adversely affect our results of operations and financial condition.

If our hedges do not qualify as highly effective or if we do not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in our earnings.

We account for derivatives in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS Nos. 137 and 138. We hold derivative financial instruments to hedge certain of our interest rate risks associated with long-term debt, commodity price risks associated with forecasted future natural gas requirements and foreign exchange rate risks associated with transactions denominated in a currency other than the U.S. dollar. These derivatives qualify for hedge accounting if the hedges are highly effective, and we have designated and documented contemporaneously the hedging relationships involving these derivative instruments. If our hedges do not qualify as highly effective or if we do not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges will impact our results of operations and could significantly impact our earnings.

We are subject to various environmental legal requirements and may be subject to new legal requirements in the future; these requirements could have a material adverse effect on our operations.

Our operations and properties, both in the U.S. and abroad, are subject to extensive laws, ordinances, regulations and other legal requirements relating to environmental protection, including legal requirements governing investigation and clean-up of contaminated properties as well as water discharges, air emissions, waste management and workplace health and safety. These legal requirements frequently change and vary among jurisdictions. Our operations and properties, both in the U.S. and abroad, must comply with these legal requirements. These requirements may have a material adverse effect on our operations.

We have incurred, and expect to incur, costs to comply with environmental legal requirements, and these costs could increase in the future. Many environmental legal requirements provide for substantial fines, orders (including orders to cease operations) and criminal sanctions for violations. These legal requirements may apply to conditions at properties that we presently or formerly owned or operated, as well as at other properties for which we may be responsible, including those at which wastes attributable to the Company were disposed. A significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine may have a material adverse effect on operations.

Our failure to protect our intellectual property or prevail in any intellectual property litigation could materially and adversely affect our competitive position, reduce revenue or otherwise harm our business.

Our success depends in part on our ability to protect our intellectual property rights. We rely on a combination of patent, trademark, copyright and trade secret laws, licenses, confidentiality and other agreements to protect our intellectual property rights. However, this protection may not be fully adequate. Our intellectual property rights may be challenged or invalidated, an infringement suit by us against a third party may not be successful and/or third parties could adopt trademarks similar to our own. In particular, third parties could design around or copy our proprietary furnace, manufacturing and mold technologies, which are important contributors to our competitive position in the glass tableware industry. We may be particularly susceptible to these challenges in countries where protection of intellectual property is not strong. In addition, we may be accused of infringing or violating the intellectual property rights of third parties. Any such claims, whether or not meritorious, could result in costly litigation and divert the efforts of our personnel. Our failure to protect our intellectual property or prevail in any intellectual property litigation could materially and adversely affect our competitive position, reduce revenue or otherwise harm our business.

Our business may suffer if we do not retain our senior management.

We depend on our senior management. The loss of services of any of the members of our senior management team could adversely affect our business until a suitable replacement can be found. There may be a limited number of persons with the requisite skills to serve in these positions, and we may be unable to locate or employ such qualified personnel on acceptable terms.

Our high level of debt, as well as incurrences of additional debt, may limit our operating flexibility, which could adversely affect our results of operations and financial condition and prevent us from fulfilling our obligations under the notes.

We have a high degree of financial leverage. As of September 30, 2006, we had $485.3 million of debt outstanding, net of discount, of which approximately $52.0 million consists of debt secured by a first-priority lien on our assets and the remainder consists of the outstanding notes, which are secured by a second-priority lien on our collateral, and the private placement notes, which are secured by a third-priority lien on our collateral. Our senior secured credit facility provides for borrowings up to $150.0 million by Libbey Glass and Libbey Europe B.V. (a non-guarantor subsidiary), of which as of September 30, 2006, we had borrowed $52.0 million, with another $8.4 million of availability being used for outstanding letters of credit. As a result of borrowing base limitations, only an additional $36.7 million was immediately available for borrowing. We have also obtained a loan in the amount of RMB 250 million (approximately $31.0 million) from China Construction Bank Corporation Langfang Economic Development Area Sub-Branch (“CCBC”) to finance the construction of our greenfield facility in China (“China Construction Loan”). As September 30, 2006, we had borrowed RMB 220 million (approximately $27.9 million) under that line of credit. In addition, we have a payable of approximately $19.5 million that will be due and payable to Vitro in the first quarter of 2008. Our senior secured credit facility, the indenture governing the private placement notes and the indenture governing the outstanding notes and the exchange notes will require us to comply with certain covenants, including limits on additional indebtedness, certain business activities and investments and, in the case of our senior secured credit facility, the maintenance of financial ratios under certain circumstances. See “The Transactions.” We may also incur additional debt in the future.

Our high degree of leverage, as well as the incurrence of additional debt, could have important consequences for our business, such as:

•	making it more difficult for us to satisfy our financial obligations, including with respect to the outstanding notes and the exchange notes;

•	limiting our ability to make capital investments in order to expand our business;

•	limiting our ability to obtain additional debt or equity financing for working capital, capital expenditures, product development, debt service requirements, acquisitions or other purposes;

•	limiting our ability to invest operating cash flow in our business and future business opportunities, because we use a substantial portion of these funds to service debt and because our covenants restrict the amount of our investments;

•	limiting our ability to withstand business and economic downturns and/or place us at a competitive disadvantage compared to our competitors that have less debt, because of the high percentage of our operating cash flow that is dedicated to servicing our debt; and

•	limiting our ability to pay dividends.

If we cannot service our debt or if we fail to meet our covenants, we could have substantial liquidity problems. In those circumstances, we might have to sell assets, delay planned investments, obtain additional equity capital or restructure our debt. Depending on the circumstances at the time, we may not be able to accomplish any of these actions on favorable terms or at all.

In addition, the indenture governing the outstanding notes and the exchange notes and the indenture governing the private placement notes contains financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of our indebtedness.

Risks Related to the Exchange Notes

You will be required to include original issue discount on the exchange notes in your gross income for U.S. federal income tax purposes in advance of the receipt of cash payments to which the income is attributable.

The outstanding notes were issued with original issue discount, and U.S. holders of exchange notes will be required to include the original issue discount in gross income for U.S. federal income tax purposes in advance of the receipt of cash payments to which the income is attributable. See “Material U.S. Federal Income Tax Considerations.”

We may not be able to generate sufficient cash to service all of our indebtedness, including the exchange notes, and may be forced to take other actions that may not be successful in order to satisfy our obligations under our indebtedness.

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. See “Cautionary Note Regarding Forward-Looking Statements.”

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness, including the exchange notes. We cannot assure you that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements, including our senior secured credit facility, the indenture governing the private placement notes or the indenture governing the outstanding notes and the exchange notes. In the absence of operating results and resources sufficient to fund our debt service and other obligations, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our senior secured credit facility, the indenture governing the private placement notes and the indenture governing the outstanding notes and the exchange notes will restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them. In addition, these proceeds may not be adequate to meet any debt service obligations then due. See “Description of Other Indebtedness” and “Description of Exchange Notes.”

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	the lenders under our senior secured credit facility could terminate their commitments to lend us money and foreclose against the assets securing their borrowings; and

•	we could be forced into bankruptcy or liquidation, in which case you could lose your investment in the exchange notes.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, exacerbating the risks described above. The terms of the indenture governing the notes offered hereby do not fully prohibit us or our subsidiaries from doing so. If we incur any additional indebtedness that ranks equally with the exchange notes and is, subject to certain limitations, secured equally and ratably with the exchange notes, the holders of that debt will be entitled to share ratably with holders of the exchange notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. Additionally, our senior secured credit facility provides commitments of up to $150.0 million in the aggregate, including $52.0 million of loans we had drawn as of September 30, 2006. All of these borrowings are secured on a first-priority basis by substantially all of our and our subsidiary guarantors’ tangible and intangible assets (with the exception of pledges of stock of our subsidiary guarantors to the extent that they would require the filing with the SEC of separate financial statements of the subsidiary guarantors). If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify. The subsidiaries that guarantee the exchange notes are also guarantors under our senior secured credit facility and of our indebtedness under the private placement notes. See “Description of Exchange Notes” and “Description of Other Indebtedness.”

All indebtedness, including indebtedness incurred by Libbey Europe B.V., a non-guarantor subsidiary, under our senior secured credit facility is secured by first-priority liens on collateral that includes the collateral securing the exchange notes. As a result, the exchange notes will be effectively junior to all that indebtedness, to the extent of the value of the collateral.

All indebtedness, including indebtedness incurred by Libbey Europe B.V., a non-guarantor subsidiary, under our senior secured credit facility is secured by first-priority liens on collateral that includes the collateral securing the exchange notes, which are secured by a second-priority lien on the collateral, and the private placement notes, which are secured by a third-priority lien on such collateral. As a result, the exchange notes will be effectively junior to all of that indebtedness (other than the indebtedness under the private placement notes), to the extent of the value of the collateral. The effect of this subordination is that upon a default in payment of, or the acceleration of, any indebtedness under our senior secured credit facility, or in the event of our, or our subsidiary guarantors’, bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding, the proceeds from the sale of the property that secures our senior secured credit facility will be available to pay obligations on the exchange notes only after all indebtedness under our senior secured credit facility has been paid in full.

There may not be sufficient collateral to pay all or any of the exchange notes.

No appraisal of the value of the collateral has been made in connection with this offering, and the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. Consequently, liquidating the collateral securing the exchange notes may not produce proceeds in an amount sufficient to pay any amounts due on the exchange notes.

Substantially all of our domestic tangible and intangible assets, and all proceeds from them, are subject to first-priority liens in favor of the lenders under our senior secured credit facility. The holders of the exchange notes will have second-priority liens on the assets, excluding pledges of stock of subsidiaries to the extent they would require the filing of separate financial statements in SEC filings. Because obligations under our senior secured credit facility are secured on a first-priority basis, our failure to comply with the terms of that agreement would entitle those lenders to declare all funds borrowed under it to be immediately due and payable. If we were unable to service the indebtedness under the senior secured credit facility, the lenders could foreclose on our assets that serve as collateral for that facility. As a result, upon any distribution to our creditors, liquidation, reorganization or similar proceedings, or following acceleration of any of our indebtedness or an event of default under our indebtedness, the lenders under our senior secured credit facility will be entitled to be repaid in full from the proceeds of our tangible and intangible assets securing the indebtedness to them before any payment is made to you from the proceeds of that collateral.

In addition, we have the ability to incur indebtedness that is pari passu with the exchange notes and, subject to certain limitations, secured equally and ratably with the exchange notes. Upon any distribution to our creditors, liquidation, reorganization or similar proceedings, or following acceleration of our indebtedness or an event of default under our indebtedness, you may be required to share, on a pro rata basis, with the holders of the pari passu debt in the proceeds from the collateral securing the exchange notes on a second-priority basis. We cannot assure you that the shared collateral will produce proceeds sufficient to pay both amounts due on the exchange notes and the pari passu secured debt after the indebtedness secured by the collateral on a first-priority basis has been repaid.

The fair market value of the collateral is subject to fluctuations based on factors that include, among others, the condition of our facilities, the conditions of the glass tableware industry, the ability to sell the collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount received upon a sale of the collateral would be dependent on numerous factors, including but not limited to the actual fair market value of the collateral at such time and the timing and the manner of the sale. By its nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of this collateral will be sufficient to pay our obligations under our senior secured credit facility or under the exchange notes. The rights of the holders of the exchange notes with respect to the collateral securing the exchange notes will also be materially limited pursuant to the terms of an intercreditor agreement.

The rights of holders of exchange notes to the collateral will be governed, and materially limited, by the intercreditor agreement.

The holders of indebtedness under our senior secured credit facility, which is secured on a first-priority basis, will control substantially all matters related to the collateral securing the indebtedness, the exchange notes and the private placement notes pursuant to the terms of the intercreditor agreement. Under the intercreditor agreement, at any time that the indebtedness secured on a first-priority basis remains outstanding, any actions that may be taken in respect of the collateral, including the ability to commence enforcement proceedings against the collateral and to control the conduct of the proceedings, and the approval of amendments to, releases of collateral from the lien of, and waivers of past defaults under, the collateral documents, will be at the direction of the holders of the indebtedness. The trustee on behalf of the holders of the exchange notes (as well as the holders of the private placement notes), with limited exceptions, will not have the ability to control or direct these actions, even if the rights of the holders of the exchange notes (or the holders of the private placement notes) are adversely affected. Any release of all first-priority liens upon any collateral approved by the holders of first-priority liens will also release the second-priority liens securing the exchange notes on the same collateral, as well as release the third-priority liens in favor of the holders of the private placement notes. See “Description of Exchange Notes — Collateral.”

Guarantees of the exchange notes may be released.

In addition, the exchange notes will be guaranteed by each of our future restricted subsidiaries that guarantees any of the debt of Libbey Glass or debt of any subsidiary guarantor. Under the terms of the indenture, a guarantee of the exchange notes made by a note guarantor will be released without any action on the part of the trustee or any holder of exchange notes if the collateral agent under our senior secured credit facility releases the guarantee of the obligations under our senior secured credit facility made by that note guarantor and it is released from all other guarantees of our indebtedness (unless the note guarantor remains a guarantor of our other debt) so long as the remaining debt of the subsidiary is permitted to have been incurred by a non-guarantor subsidiary. See “Description of Exchange Notes — Note Guarantees.”

The rights of holders of exchange notes in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.

Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected only at the time the property and rights are acquired and identified. There can be no assurance that the collateral agent under the senior secured credit facility or the trustee or the collateral agent for the exchange notes will monitor, or that we will inform the collateral agent under the senior secured credit facility or the trustee or the collateral agent for the exchange notes of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in the after-acquired collateral. The collateral agent for the exchange notes has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest in favor of the exchange notes against third parties.

In the event of our bankruptcy, the ability of the holders of the exchange notes to realize upon the collateral will be subject to certain bankruptcy law limitations.

The ability of holders of the exchange notes to realize upon the collateral will be subject to certain bankruptcy law limitations in the event of our bankruptcy. Under applicable federal bankruptcy laws, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such a debtor, without bankruptcy court approval. Moreover, applicable federal bankruptcy laws generally permit the debtor to continue to retain collateral even though the debtor is in default under the applicable debt instruments, provided generally that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to the circumstances, but is intended in general to protect the value of the secured creditor’s interest in the collateral at the commencement of the bankruptcy case and may include cash payments or the granting of additional security, if and at such times as the presiding court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition of the collateral during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a U.S. bankruptcy court, we cannot predict whether payments under the exchange notes would be made following commencement of and during a bankruptcy case, whether or when the trustee under the indenture for the exchange notes could foreclose upon or sell the collateral or whether or to what extent holders of exchange notes would be compensated for any delay in payment or loss of value of the collateral through the provision of “adequate protection.”

Restrictive covenants may adversely affect our operations.

Our senior secured credit facility, the indenture governing the private placement notes and the indenture governing the outstanding notes and the exchange notes contain various covenants that limit our ability to, among other things:

•	incur additional debt or provide guarantees in respect of obligations of other persons;

•	issue redeemable stock and preferred stock;

•	pay dividends or distributions or redeem or repurchase capital stock;

•	prepay, redeem or repurchase debt;

•	make loans, investments and capital expenditures;

•	incur liens;

•	engage in sale/leaseback transactions;

•	restrict distributions from our subsidiaries;

•	sell assets and capital stock of our subsidiaries;

•	consolidate or merge with or into, or sell substantially all of our assets to, another person; and

•	enter into new lines of business.

In addition, the restrictive covenants in our senior secured credit facility require us, in certain circumstances, to maintain a specified financial ratio and satisfy other financial condition tests. Our ability to meet the financial ratio and financial condition tests can be affected by events beyond our control. We cannot assure you that we will meet those tests. A breach of any of these covenants could result in a default under our senior secured credit facility. Upon the occurrence of an event of default under our senior secured credit facility, the lenders could elect to declare all amounts outstanding under our senior secured credit facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our senior secured credit facility could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under our senior secured credit facility. If the lenders under our senior secured credit facility were to accelerate the repayment of borrowings, we cannot assure you that we would have sufficient assets to repay our senior secured credit facility and our other indebtedness, including the exchange notes, or to borrow sufficient funds to refinance the indebtedness. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on other terms that are acceptable to us. See “Description of Other Indebtedness.”

Variable rate indebtedness subjects us to interest rate risk that could cause our debt service obligations to increase significantly.

A significant portion of our indebtedness, primarily indebtedness under the outstanding notes and under our senior secured credit facility, is, and is expected to continue to be, at variable rates of interest, exposing us to interest rate risk. At September 30, 2006, we had interest rate protection agreements for $200 million of variable rate debt. However, if interest rates increase, our debt service obligations on the variable rate indebtedness that is not covered by interest rate protection agreements would increase even though the amount borrowed remained the same, and our net income would decrease. The applicable margin with respect to loans under the senior secured credit facility will be a percentage per annum equal to 1.75% for LIBOR rate revolving loans for the first six months and subject to an availability-based schedule thereafter. Assuming all revolving loans are fully drawn, each quarter point change in interest rates would result in a $0.4 million change in annual interest expense on our senior secured credit facility and a $0.3 million change in annual interest expense on the outstanding notes or the exchange notes. In the future we may enter into additional interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to further reduce interest rate volatility.

The exchange notes will be structurally subordinated to all indebtedness of our existing or future subsidiaries that do not become guarantors of the exchange notes.

You will not have any claim as a creditor against any of our existing subsidiaries that are not guarantors of the exchange notes or against any of our future subsidiaries that do not become guarantors of the exchange notes. Indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will be effectively senior to your claims against those subsidiaries. The exchange notes are not secured by any of the assets of non-guarantor subsidiaries.

At September 30, 2006, the issuer and the guarantor subsidiaries collectively represented 45% of our total assets and 77% of our total liabilities, including trade payables but excluding intercompany liabilities.

In addition, subject to some limitations, the indenture governing the private placement notes and the indenture governing the outstanding notes and exchange notes permit these subsidiaries to incur additional indebtedness and do not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the exchange notes.

Any default under the agreements governing our indebtedness, including a default under our senior secured credit facility that is not waived by the required lenders or, in the case of the indenture governing the private placement notes, by the required private placement noteholders, and the remedies sought by the holders of the indebtedness, could make us unable to pay principal, premium, if any, and interest on the exchange notes and substantially decrease the market value of the exchange notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium (if any) and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in the indenture governing the outstanding notes and the exchange notes, the indenture governing the private placement notes and our senior secured credit facility), we could be in default under the terms of the agreements governing our indebtedness, including our senior secured credit facility, the indenture governing the outstanding notes and the exchange notes and the indenture governing the private placement notes. In the event of default, the holders of our indebtedness could elect to declare all the borrowed funds to be due and payable, together with accrued and unpaid interest, and the lenders under our senior secured credit facility could elect to terminate their commitments and cease making further loans and institute foreclosure proceedings against our assets. In addition, we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our senior secured credit facility to avoid being in default. In the past, we were required to seek similar amendments from the holders of our indebtedness that we repaid in connection with the Refinancing. If we breach our covenants under our senior secured credit facility or the indenture governing the private placement notes and seek a waiver, we may not be able to obtain a waiver from the required lenders or private placement noteholders, as applicable. If this were to occur, we would be in default under our senior secured credit facility and/or the indenture governing the private placement notes; the lenders or private placement noteholders, as applicable, could exercise their rights, as described above; and we could be forced into bankruptcy or liquidation. See “Description of Other Indebtedness” and “Description of Exchange Notes.”

Despite current indebtedness levels, we and our future subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the outstanding notes and the exchange notes, the indenture governing the private placement notes and our senior secured credit facility do not fully prohibit us from doing so. Our senior secured credit facility provides for borrowings up to $150.0 million, of which, as of September 30, 2006, we had drawn $52.0 million, with another $8.4 million in availability being used for outstanding letters of credit. As a result of borrowing base limitations, only an additional $36.7 million remained immediately available for borrowing under our senior secured credit facility as of September 30, 2006. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

We may not be able to repurchase the exchange notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes, exchange notes and private placement notes at 101% of their principal amount, plus accrued and unpaid interest. We may not be able to repurchase the outstanding notes, the exchange notes and the private placement notes upon a change of control because we may not have sufficient funds. Further, we may be contractually restricted under the terms of our senior secured credit facility or other future senior indebtedness from repurchasing all of the outstanding notes, exchange notes and private placement notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase your exchange notes unless we are able to refinance or obtain waivers under our senior secured credit facility or other senior indebtedness, as applicable. Our failure to repurchase the exchange notes upon a change of control would cause a default under the indenture governing the outstanding notes and the exchange notes and a cross-default under the senior secured credit facility, and a possible cross-default under the indenture governing the private placement notes. Our failure to repurchase the private placement notes upon a change of control would cause a default under the indenture governing the private placement notes and a cross-default under the senior secured credit facility, and a possible cross-default under the indenture governing the outstanding notes and the exchange notes. Our senior secured credit facility also provides that a change of control, as defined in our senior credit agreement, will be a default that permits lenders to accelerate the maturity of borrowings under that agreement and, if the debt is not paid, to enforce security interests in the collateral securing that debt, thereby limiting our ability to raise cash to purchase the exchange notes, and reducing the practical benefit of the offer-to-purchase provisions to the holders of the exchange notes. Any of our future debt agreements may contain similar provisions.

In addition, the change of control provisions in the indenture may not protect you from certain important corporate events, such as a leveraged recapitalization (which would increase the level of our indebtedness), reorganization, restructuring, merger or other similar transaction, unless the transaction constitutes a “Change of Control” under the indenture. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change that constitutes a “Change of Control,” as defined in the indenture, that would trigger our obligation to repurchase the exchange notes. Therefore, if an event occurs that does not constitute a “Change of Control,” as defined in the indenture, we will not be required to make an offer to repurchase the exchange notes and you may be required to continue to hold your exchange notes despite the event. See “Description of Other Indebtedness” and “Description of Exchange Notes — Change of Control.”

Federal and state fraudulent transfer laws permit a court to void the exchange notes and the guarantees. If that were to occur, you may not receive any payments on the exchange notes.

The issuance of the exchange notes and the guarantees may be subject to review under federal and state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under these laws the payment of consideration would be a fraudulent conveyance if (1) we paid the consideration with the intent of hindering, delaying or defrauding creditors or (2) we or any of our guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the exchange notes or a guarantee and, in the case of (2) only, one of the following is also true:

•	we or any of our guarantors were or was insolvent or rendered insolvent by reason of the incurrence of the indebtedness; or

•	payment of the consideration left us or any of our guarantors with an unreasonably small amount of capital to carry on the business; or

•	we or any of our guarantors intended to, or believed that we or it would, incur debts beyond our or its ability to pay as they mature.

If a court were to find that the issuance of the exchange notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the exchange notes or guarantee or subordinate the exchange notes or guarantee to presently existing and future indebtedness of ours or the guarantor, or require the holders of the exchange notes to repay any amounts received with respect to the exchange notes or guarantee. If the court were to find that a fraudulent conveyance had occurred, you may not receive any repayment on the exchange notes. Further, the voidance of the exchange notes could result in an event of default with respect to our other debt and that of our guarantors that could result in acceleration of the debt.

Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets; or

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time, or, regardless of the standard that a court were to use, that the issuance of the exchange notes and the guarantees would not be subordinated to our or any guarantor’s other debt.

If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the exchange notes.

There is no public market for the exchange notes, and there is no assurance that any active trading market for the exchange notes will develop or that you will be able to sell your exchange notes.

The exchange notes are new issues of securities for which there is no established public market. We do not intend to have the outstanding notes or any exchange notes listed on a national securities exchange or to arrange for quotation on any automated dealer quotation systems, although we expect that they will be eligible for trading in The PORTALsm Market. The initial purchasers have advised us that they intend to make a market in the exchange notes, if issued, as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in the exchange notes and they may discontinue their market-making activities at any time without notice. In addition, the market-making activities may be limited during the exchange offer or while the effectiveness of a shelf registration statement is pending. Therefore, we cannot assure you as to the development or liquidity of any trading market for the exchange notes. The liquidity of any market for the exchange will depend on a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the outstanding notes for the exchange notes;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. We cannot assure you that the market, if any, for the exchange notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your exchange notes. Therefore, we cannot assure you that you will be able to sell your exchange notes at a particular time or that the price you receive when you sell will be favorable.

THE TRANSACTIONS

The Acquisition

Overview

In April 2006, through our wholly owned subsidiaries, we entered into a purchase agreement with Vitro and Crisa (the “Purchase Agreement”). Pursuant to the Purchase Agreement, on June 16, 2006 we acquired the 51.0% equity interests in Crisa that we did not previously own. Prior to the Acquisition, Crisa conveyed to Vitro ownership of certain real estate on which one of Crisa’s two manufacturing facilities is located, and Vitro conveyed to Crisa ownership of the real estate on which the recently constructed distribution center is located (and the racks and conveyors located in it) and that Crisa formerly leased from Vitro and used as its primary distribution center. Although Crisa no longer owns the manufacturing property that it conveyed to Vitro, Crisa has the right to occupy and utilize that facility until June 16, 2009, subject to certain limitations. Crisa is not obligated to pay any rent or other occupancy charge to Vitro, but Crisa is responsible for paying real estate taxes, maintaining insurance and paying for utilities during that three-year period.

In addition, prior to the closing of the Acquisition, Crisa transferred to Vitro all assets and liabilities associated with the manufacture, distribution, marketing and sale of lead crystal glass articles that are commonly referred to as “Taller de Colección.” The assets associated with Taller de Colección represented 0.5% of Crisa’s total assets as of December 31, 2005, and the net sales associated with Taller de Colección represented 0.8% of Crisa’s net sales for the year ended December 31, 2005.

Purchase Price

The purchase price for the Acquisition was $80.0 million in cash (excluding fees, expenses and the assumption of debt and other liabilities). In connection with the Acquisition, Crisa transferred to Vitro the pension liability for Crisa employees who had retired as of the closing date. Vitro also forgave approximately $0.4 million of accounts payable owed by Crisa to Vitro. In addition, purchase price proceeds of $8.0 million were deposited into a Mexican trust to secure Vitro’s indemnification obligations to us. In connection with the Transactions, we refinanced, using the proceeds of the outstanding notes and private placement notes, Crisa’s existing debt of approximately $71.9 million. See “— The Refinancing.”

Certain Terms and Conditions

The Purchase Agreement contains customary terms and conditions, including representations and warranties of Vitro.

Indemnification

Subject to certain limitations and exceptions, Vitro agreed to jointly and severally indemnify us, Crisa and certain related parties against certain losses arising from or related to a breach of any representation, warranty or covenant by Vitro or, prior to the Closing, Crisa, as well as certain specified items. The extent of Vitro’s indemnification obligations ranges from 51% of certain losses (reflective of Vitro’s 51% ownership interest in Crisa) to 100% of others, subject to certain conditions.

With certain exceptions, Vitro is not required to indemnify us for any breaches of representations and warranties except to the extent we incur indemnifiable losses that exceed $400,000 in the aggregate. In addition, subject to certain exceptions, Vitro’s indemnification obligations for breaches of its representations and warranties is capped at $80.0 million. Vitro’s indemnification obligations for breaches of representations and warranties generally survive for two years, except with respect to representations and warranties as to taxes, which survive for five years, and with respect to certain other matters, which survive indefinitely. Vitro is required to indemnify us for five years against losses from specifically identified items and indefinitely for losses arising out of breaches of covenants.

The Purchase Agreement also imposes certain limited and customary obligations on us to indemnify Vitro. These obligations are not subject to any deductible or threshold, but certain of them are subject to an

$80.0 million cap. Our indemnification obligations with respect to breaches of representations and warranties survive for two years, and those with respect to covenants survive indefinitely.

Transition Services

In connection with Acquisition, Vitro is obligated to provide certain transition services to Crisa until June 16, 2009. These services include the services of Crisa’s general manager, who is employed by Vitro.

Non-competition Agreement

At the closing of the Acquisition, the parties to the Purchase Agreement entered into a Non-Competition Agreement that requires Vitro to make certain payments to us if Vitro directly or indirectly engages in competition with Crisa in Mexico or certain other regions at any time within five years after the closing. Subject to limited exceptions, the Purchase Agreement prohibits Vitro from competing with Crisa in other regions at any time within five years after the closing.

Profit sharing

In April 2006, we and our parent entered into the Second Amendment to the Amended and Restated Distribution Agreement (the “Second Amendment”), dated April 2 ,2006 with Vitro; Crisa Texas Ltd DBA Crisa Ltd., a Texas limited partnership (“Crisa Ltd”), as successor to Crisa Corporation, a Texas corporation; and VC Comercial, as successor to Crisa (collectively, the “Vitro Parties”). The Second Amendment provides that we are not be obligated to pay Crisa Ltd any profit-sharing payments with respect to products of VC Comercial shipped and invoiced by us on or after February 1, 2006.

The Refinancing

The proceeds from the offering of the outstanding notes, together with the proceeds from the private placement notes and the borrowings under our senior secured credit facility, were used to finance the Transactions, including the repayment of certain then-existing indebtedness of Libbey Glass Inc. and Libbey Europe B.V., the repayment of all of Crisa’s then-existing indebtedness and the payment of related fees and expenses, as described more fully under “Use of Proceeds.”

Our senior secured credit facility provides for borrowings of up to $150.0 million, of which, as of September 30, 2006, we had drawn approximately $52.0, with another $8.4 million of availability being used for outstanding letters of credit. As a result of borrowing base limitations, only an additional $36.7 million was immediately available for borrowing under our senior secured credit facility as of September 30, 2006. See “Description of Other Indebtedness — Senior Secured Credit Facility” for a more detailed description of the senior secured credit facility.

In addition, we issued $102.0 million of senior subordinated secured pay-in-kind notes due 2011 in a private placement to an investor (with an issue price of 98%), together with warrants to purchase 485,309 shares of Libbey Inc.’s common stock at an exercise price equal to $11.25. See “Description of Other Indebtedness — Private Placement Notes” for a more detailed description of the private placement notes.

THE EXCHANGE OFFER

Purpose and Effect

In connection with the sale by us of the outstanding notes on June 16, 2006, we and the guarantors entered into a registration rights agreement, dated June 16, 2006, with the initial purchasers of the outstanding notes, which requires that we use our reasonable best efforts to file with the Securities and Exchange Commission, and to cause to become effective a registration statement under the Securities Act with respect to the exchange notes and, upon effectiveness of that registration statement, to offer to the holders of the outstanding notes the opportunity to exchange their outstanding notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement further provides that we must use our reasonable best efforts to complete the exchange offer within 60 days after the effective date of our registration statement.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the outstanding notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this is a summary of the material provisions of the registration rights agreement. For a more complete understanding of the registration rights agreement, we encourage you to read the actual agreement as it, and not this description, governs your rights as holders of the outstanding notes. As a result of the timely filing and the effectiveness of the registration statement, we will not have to pay certain additional interest on the outstanding notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of outstanding notes that are not tendered will not have any further registration rights other than as set forth in the paragraphs below, and those outstanding notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the outstanding notes could be adversely affected upon consummation of the exchange offer.

In order to participate in the exchange offer, a holder must represent to us, among other things, that:

•	any exchange notes to be received by the holder will be acquired in the ordinary course of business;

•	the holder has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	the holder is not an “affiliate” (within the meaning of Rule 405 under Securities Act) of us; and

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then the holder will deliver a prospectus in connection with any resale of the exchange notes.

In the event that:

•	we and the guarantors are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy;

•	the exchange offer is not for any other reason completed by March 13, 2007; or

•	any holder of outstanding notes notifies us within 90 business days following the date the registration statement is declared effective that it holds outstanding notes that are or were ineligible to be exchanged in the exchange offer, we must use commercially reasonable efforts to cause to be filed a “shelf” registration statement for a continuous offering in connection with the outstanding notes pursuant to Rule 415 under the Securities Act.

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	acquired the exchange notes other than in the ordinary course of the holder’s business;

•	has an arrangement with any person to engage in the distribution of exchange notes;

•	is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act; or

•	is a broker-dealer who purchased outstanding notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.” Broker-dealers who acquired outstanding notes directly from us and not as a result of market-making activities or other trading activities may not rely on the SEC’s staff’s interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to sell the outstanding notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on February 14, 2007 or such date and time to which we extend the offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount.

The exchange notes will evidence the same debt as the outstanding notes and will be issued under the terms of, and entitled to the benefits of, the applicable indenture relating to the outstanding notes.

As of the date of this prospectus, outstanding notes representing $306.0 million in aggregate principal amount of notes were outstanding and there was one registered holder, a nominee of The Depository Trust Company. This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the outstanding notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice thereof to The Bank of New York Trust Company, N.A., the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “— Conditions to the Exchange Offer” or otherwise, certificates for any such unaccepted outstanding notes will be returned, without expense, to the tendering holder of those outstanding notes promptly after the expiration date unless the exchange offer is extended.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “— Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be 5:00 p.m., New York City time, on February 14, 2007, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion:

•	to delay accepting any outstanding notes, to extend the exchange offer or, if any of the conditions set forth under “Conditions to Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

•	to amend the terms of the exchange offer in any manner.

If we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

Procedures for Tendering Outstanding Notes

Only a holder of outstanding notes may tender outstanding notes in the exchange offer. Except as set forth under the heading “— Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition:

•	certificates for the outstanding notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date;

•	a timely confirmation of a book-entry transfer, which we refer to as a book-entry confirmation, of the outstanding notes, if that procedure is available, into the exchange agent’s account at The Depository Trust Company, which we refer to as the book-entry transfer facility, following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under the heading “— Exchange Agent” prior to the expiration date.

Your tender, if not withdrawn before the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. We recommend that, instead of using delivery by mail, you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or outstanding notes should be sent to us. You may request your brokers, dealers, commercial banks, trust companies or nominees to effect these transactions for you.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on the owner’s own behalf, the owner must, prior to completing and executing the letter of transmittal and delivering the owner’s outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, which we refer to as an eligible institution, unless outstanding notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instruction” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed in the letter of transmittal, the outstanding notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the outstanding notes.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

All questions as to the validity, form and eligibility, including time of receipt, acceptance and withdrawal of tendered outstanding notes, will be determined by us in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent, nor any other person shall incur any liability for failure to give that notification. Tenders of outstanding notes will not be deemed to have been made until the defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date, unless the exchange offer is extended.

In addition, we reserve the right in our sole discretion to purchase or make offers for any outstanding notes that remain outstanding after the expiration date or, as set forth under the heading “— Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By tendering, you will be representing to us that, among other things:

•	any exchange notes to be received by you will be acquired in the ordinary course of business;

•	you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	you are not an “affiliate” (within the meaning of Rule 405 under Securities Act) of us; and

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then you will deliver a prospectus in connection with any resale of the exchange notes.

In all cases, issuance of exchange notes for outstanding notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for the outstanding notes or a timely book-entry confirmation of the outstanding notes into the exchange agent’s account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal or, with respect to The Depository Trust Company and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered outstanding notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged outstanding notes will be returned without expense to the tendering holder or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility according to the book-entry transfer procedures described below, those non-exchanged outstanding notes will be credited to an account maintained with that book-entry transfer facility, in each case, promptly after the expiration or termination of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where those outstanding notes were acquired by the broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of outstanding notes being tendered by causing the book-entry transfer facility to transfer the outstanding notes into the exchange agent’s account at the book-entry transfer facility in accordance with that book-entry transfer facility’s procedures for transfer. However, although delivery of outstanding notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under the heading “— Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

The Depository Trust Company’s Automated Tender Offer Program, or “ATOP,” is the only method of processing exchange offers through The Depository Trust Company. To accept the exchange offer through ATOP, participants in The Depository Trust Company must send electronic instructions to The Depository Trust Company through The Depository Trust Company’s communication system instead of sending a signed, hard copy letter of transmittal. The Depository Trust Company is obligated to communicate those electronic instructions to the exchange agent. To tender outstanding notes through ATOP, the electronic instructions sent to The Depository Trust Company and transmitted by The Depository Trust Company to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

If a registered holder of the outstanding notes desires to tender outstanding notes and the outstanding notes are not immediately available, or time will not permit that holder’s outstanding notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from that eligible institution a properly completed and duly executed letter of transmittal or a facsimile of a duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of outstanding notes and the amount of outstanding notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc., or “NYSE,” trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal of a tender of outstanding notes to be effective, a written or, for The Depository Trust Company participants, electronic ATOP transmission notice of withdrawal, must be received by the exchange agent at its address set forth under the heading “— Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the outstanding notes to be withdrawn, whom we refer to as the depositor;

•	identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of the outstanding notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of the outstanding notes into the name of the person withdrawing the tender; and

•	specify the name in which any the outstanding notes are to be registered, if different from that of the depositor.

All questions as to the validity, form, eligibility and time of receipt of the notices will be determined by us, whose determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to the holder of those outstanding notes without cost to that holder promptly after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures under the heading “— Procedures for Tendering” at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and may terminate or amend the exchange offer if at any time before the acceptance of those outstanding notes for exchange or the exchange of the exchange notes for those outstanding notes, we determine that the exchange offer violates any applicable law or applicable interpretation of the Staff of the SEC.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time prior to the expiration of the exchange offer in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the exchange offer.

In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for those outstanding notes, if at the time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part. We are required to use commercially reasonable efforts to obtain the withdrawal of any stop order at the earliest possible time.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the outstanding notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. The Bank of New York Trust Company, N.A. has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail, Hand Delivery or Overnight Courier:

The Bank of New York Trust Company, N.A.
Corporate Trust Department
2 N. LaSalle Street Suite 1020
Chicago, IL 60602
Attn: Linda Garcia

By Facsimile: (Eligible Institutions Only): (312) 827-8542

For Information or Confirmation by Telephone: (312) 827-8548.

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include accounting, legal, printing, and related fees and expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those outstanding notes.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement, dated June 16, 2006, by and among us, the guarantors and the initial purchasers of the outstanding notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. We will receive in exchange outstanding notes in like principal amount. We will retire or cancel all of the outstanding notes tendered in the exchange offer.

On June 16, 2006, we issued and sold the outstanding notes and used the net proceeds from the offering of the outstanding notes to finance the Acquisition, discharge all of our then existing 4.19% senior notes due 2008, 5.58% senior notes due 2013 and floating rate senior notes due 2010 and repay a portion of our outstanding indebtedness under our then-existing credit facility. See “The Transactions.”

CAPITALIZATION

The following table sets forth our actual capitalization on a consolidated and combined basis as of September 30, 2006. This table should be read in conjunction with “Unaudited Pro Forma Consolidated and Combined Financial Data,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated and combined financial statements and the notes thereto included in, or incorporated by reference into, this prospectus.

Actual
September 30, 2006
(Dollars in thousands)

Cash	$37,804
Debt:
Senior secured credit facility(1)	$52,021
Senior secured notes(2)	300,355
Private placement notes due 2011(3)	99,088
Other(4)	33,818

Total debt(5)	485,282
Total shareholders’ equity(6)	104,304

Total capitalization	$589,586

(1)	Our senior secured credit facility provides for borrowings by Libbey Glass and Libbey Europe B.V. (a non-guarantor subsidiary) of up to $150.0 million, of which, as of September 30, 2006, we had drawn approximately $52.0 million, with an additional $8.4 million of availability being used for outstanding letters of credit. As a result of borrowing base limitations, only an additional $36.7 million was immediately available for borrowing under our senior secured credit facility as of September 30, 2006.

(2)	Reflects a principal amount of $306.0 million less an unamortized discount of approximately $5.6 million to reflect the issue price of 98.0%.

(3)	The private placement notes were issued as part of the units, which consist of senior subordinated secured pay-in-kind notes due in 2011, together with warrants to purchase 485,309 shares of Libbey Inc.’s common stock. The amount reflects a principal amount of $102.0 million less an unamortized discount of approximately $1.9 million reflecting the issue price of 98.0% and less approximately $1.0 million attributed to the unamortized portion of the warrants.

(4)	Includes $0.4 million drawn on the Libbey Europe B.V. euro-denominated overdraft line of credit, $27.9 million drawn on the China Construction Loan credit line, $1.6 million of floating rate obligations under capital leases, a $2.0 million 6.00% Promissory Note related to the purchase of our Laredo, Texas warehouse and $1.9 million of equipment loans at Crisal.

(5)	We entered into a line of credit with China Construction Bank Corporation Langfang Economic Development Area Sub-Branch in the amount of RMB 250.0 million, or the equivalent of $31.0 million, in connection with the construction of our production facility in China. As of September 30, 2006, total debt includes RMB 220.0 million (approximately $27.9 million) of borrowings under that line of credit. We expect to draw down the remaining balance of the facility by the end of 2006.

(6)	Reflects adjustments to shareholders’ equity for both the Acquisition and the Refinancing. Shareholders’ equity includes approximately $1.0 million attributed to the warrants issued in conjunction with the private placement notes. See “Unaudited Pro Forma Consolidated and Combined Financial Data” and the related footnotes.

UNAUDITED PRO FORMA CONSOLIDATED AND
COMBINED FINANCIAL DATA

The following unaudited pro forma consolidated and combined financial information is based on our audited and unaudited consolidated and combined financial statements included elsewhere in, or incorporated by reference into, this prospectus, adjusted to illustrate the pro forma effect of the Transactions.

An unaudited pro forma consolidated and combined balance sheet is not provided in this section as the unaudited September 30, 2006 Libbey Inc. Consolidated Balance Sheet reflects the effect of the Transactions as they occurred on June 16, 2006. The unaudited September 30, 2006 Libbey Inc. Consolidated Balance Sheet is included in a previous filing with the United States Securities and Exchange Commission (the “SEC”) and is incorporated by reference herein. The unaudited pro forma consolidated and combined statements of operations for the year ended December 31, 2005 and for the nine months ended September 30, 2005 and 2006 give effect to the Transactions as if they had occurred on January 1, 2005.

The unaudited pro forma adjustments are based upon currently available information and certain assumptions that we believe to be reasonable under the circumstances. The pro forma adjustments reflect our preliminary estimates of the purchase price allocation for the purchase of Crisa under step acquisition accounting, which are expected to change upon finalization of appraisals of the net assets acquired that we will arrange to obtain and the completion of our plan to restructure certain manufacturing operations and reduce the headcount at Crisa. The final allocation will be based on the actual assets and liabilities that exist as of the date of the completion of the Transactions. Any additional purchase price allocation to inventory for production profit would impact cost of goods sold subsequent to the Acquisition. Any additional purchase price allocation to property, plant and equipment or other finite-lived intangible assets would result in additional depreciation and amortization expense, which may be significant. Additionally, the structure of the Transactions and certain tax planning that we may undertake in connection with the Transactions and subsequent tax filings may impact income tax expense.

The unaudited pro forma consolidated and combined financial information is for informational purposes only and is not intended to represent the consolidated and combined results of operations or financial position that we would have reported had the Transactions been completed as of the date presented, and should not be taken as indicative of our future consolidated results of operations or financial position.

The unaudited pro forma consolidated and combined financial information should be read in conjunction with the information contained in “The Transactions,” “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and consolidated and combined financial statements of the Company and Crisa and related notes included elsewhere in, or incorporated by reference into, this prospectus.

Unaudited Pro Forma Consolidated and Combined Statements of Operations

	Libbey	Crisa	Acquisition	Refinancing	Pro Forma as
Year Ended December 31, 2005	Historical(a)	Historical(b)	Adjustments(c)	Adjustments(d)	Adjusted
	(Dollars in thousands)

Net sales	$568,133	$190,178	$(31,186)	$—	$727,125
Freight billed to customers	1,932	—	—	—	1,932

Total revenue	570,065	190,178	(31,186)	—	729,057
Cost of sales	483,523	161,670	(43,391)	—	601,802

Gross profit	86,542	28,508	12,205	—	127,255
Selling, general and administrative expenses	71,535	24,713	(2,341)	—	93,907
Special charges	23,924	—	—	—	23,924

(Loss) income from operations	(8,917)	3,795	14,546	—	9,424
Equity (loss) earnings — pretax	(4,100)	—	4,100	—	—
Other income (expense)	2,567	(1,284)	(1,148)	—	135

(Loss) earnings before interest, income taxes and minority interest	(10,450)	2,511	17,498	—	9,559
Interest expense(e)	15,255	8,423	(676)	38,583	61,585

(Loss) income before income taxes and minority interest	(25,705)	(5,912)	18,174	(38,583)	(52,026)
(Credit) provision for income taxes	(6,384)	1,896	5,118	(13,720)	(13,090)
Minority interest	(34)	—	—	—	(34)

Net (loss) income	$(19,355)	$(7,808)	$13,056	$(24,863)	$(38,970)

	Libbey	Crisa	Acquisition	Refinancing	Pro Forma as
Nine Months Ended September 30, 2005	Historical(a)	Historical(b)	Adjustments(c)	Adjustments(d)	Adjusted
	(Dollars in thousands)

Net sales	$409,895	$140,344	$(23,739)	$—	$526,500
Freight billed to customers	1,422	—	—	—	1,422

Total revenue	411,317	140,344	(23,739)	—	527,922
Cost of sales	335,955	116,663	(33,614)	—	419,004

Gross profit	75,362	23,681	9,875		108,918
Selling, general and administrative expenses	55,109	18,236	(1,723)	—	71,622
Special charges	7,681	—	—	—	7,681

Income from operations	12,572	5,445	11,598		29,615
Equity (loss) earnings — pretax	(1,381)	—	1,381	—	—
Other income (expense)	1,655	(927)	(861)	—	(133)

Earnings before interest, income taxes and minority interest	12,846	4,518	12,118	—	29,482
Interest expense(e)	10,240	7,134	(507)	29,971	46,838

Income (loss) before income taxes and minority interest	2,606	(2,616)	12,625	(29,971)	(17,356)
Provision (credit) for income taxes	860	(868)	3,773	(10,658)	(6,893)
Minority interest	(98)	—	—	—	(98)

Net income (loss)	$1,648	$(1,748)	$8,852	$(19,313)	$(10,561)

Nine Months Ended	Libbey	Crisa	Acquisition	Refinancing	Pro Forma as
September 30, 2006	Historical(a)	Historical(b)	Adjustments(c)	Adjustments(d)	Adjusted
	(Dollars in thousands)

Net sales	$476,120	$87,520	$(14,755)	$—	$548,885
Freight billed to Customers	2,387	—	—	—	2,387

Total revenue	478,507	87,520	(14,755)	—	551,272
Cost of sales	396,621	71,204	(21,889)	—	445,936

Gross profit	81,886	16,316	7,134	—	105,336
Selling, general and administrative expenses	59,511	10,993	(1,097)	—	69,407
Special charges	12,587	—	—	—	12,587

Income from operations	9,788	5,323	8,231	—	23,342
Equity (loss) earnings — pretax	1,986	—	(1,986)	—	—
Other (expense) income	(2,244)	3,380	(710)	—	426

Earnings before interest, income taxes and minority interest	9,530	8,703	5,535	—	23,768
Interest expense(e)	29,360	4,648	(310)	17,544	51,242

(Loss) income before income taxes and minority interest	(19,830)	4,055	5,845	(17,544)	(27,474)
(Credit) provision for income taxes	(7,535)	1,006	1,819	(6,239)	(10,949)
Minority interest	(66)	—	—	—	(66)

Net (loss) income	$(12,361)	$3,049	$4,026	$(11,305)	$(16,591)

Notes to Unaudited Pro Forma Consolidated and Combined Statements of Operations
(Dollars in thousands)

(a)	Libbey Historical amounts are derived from: 1) the audited consolidated statement of operations for the year ended December 31, 2005; 2) the unaudited consolidated statement of operations for the nine months ended September 30, 2005; and 3) the unaudited consolidated statement of operations for the nine months ended September 30, 2006, which includes the results at Crisa from June 16, 2006 (date of the Acquisition) through September 30, 2006.

(b)	Crisa Historical amounts are derived from: 1) the Crisa audited combined statement of operations for the year ended December 31, 2005; 2) the Crisa unaudited condensed combined statement of operations for the nine months ended September 30, 2005; and 3) the Crisa unaudited condensed combined statement of operations for the five and one-half months ended June 15, 2006.

(c)	Reflects the following pro forma Acquisition and related step acquisition accounting adjustments:

		Nine Months	Five and One-Half
	Year Ended	Ended	Months Ended
	December 31,	September 30,	June 15,
	2005	2005	2006
	(Dollars in thousands)

Sales from Crisa to Libbey(i)	$(29,667)	$(22,626)	$(14,029)
Taller(ii)	(1,519)	(1,113)	(726)

Total Revenue	$(31,186)	$(23,739)	$(14,755)

Cost of sales:
Pension(iii)	$(3,779)	$(2,834)	$(3,842)
Rent expense(iv)	(939)	(704)	(439)
Libbey technical assistance(v)	(1,110)	(837)	(550)
Taller(ii)	(1,063)	(749)	(499)
Depreciation(vi)	(3,277)	(3,032)	(973)
Sales from Crisa to Libbey(i)	(33,223)	(25,458)	(15,586)

Cost of sales	$(43,391)	$(33,614)	$(21,889)

Selling, general and administrative expenses:
General manager(vii)	$(500)	$(375)	$(229)
Vitro management fee charges(viii)	(2,593)	(1,913)	(1,193)
Taller(ii)	(280)	(209)	(148)
Amortization of purchased intangibles(ix)	1,032	774	473

Selling, general and administrative expenses	$(2,341)	$(1,723)	$(1,097)

Elimination of Crisa loss (earnings) accounted for under equity method of accounting(x)	$(4,100)	$(1,381)	$(1,986)

Other income:
Libbey technical assistance(v)	$(1,110)	$(837)	$(551)
Other	(38)	(24)	(159)

Total other income	$(1,148)	$(861)	$(710)

Interest expense:
Loan guarantee fees(xi)	$(676)	$(507)	$(310)

Income tax on the pro forma adjustments(xii)	$5,118	$3,773	$1,819

(i)	Elimination of Crisa sales to Libbey. These sales were covered under a distribution agreement whereby Libbey had the sole distribution rights on sales into the U.S. and Canada. The related profits on these sales were split between Libbey and Vitro. The difference between sales value and cost represents the profit sharing payment to Vitro that was retained by Libbey as a result of the Acquisition.

(ii)	The Taller de Colección business line was specifically excluded from the Acquisition.

(iii)	As part of the Acquisition, Vitro retained all liabilities for retired employees included in the Crisa unfunded pension plans.

(iv)	As part of the Acquisition, Vitro transferred certain land and warehouse equipment to Crisa that was leased by Crisa. The additional depreciation expense related to the warehouse equipment and is included in the depreciation adjustment (see (vi) below).

(v)	Elimination of technical assistance fees charged to Crisa by Libbey.

(vi)	The depreciation adjustment is for step acquisition accounting and the estimated fair value adjustment of fixed assets. Due to the planned production capacity realignment, fixed assets were written down to fair value.

(vii)	Reflects contractual reduction in the compensation of the Crisa General Manager upon completion of the transition service agreement period.

(viii)	The 1.5% management fee levied against Crisa revenue by Vitro was eliminated as a result of the termination of certain contracts resulting from the Acquisition. Vitro no longer has an equity interest in Crisa as a result of the Acquisition and only provides certain transition services as previously described.

(ix)	Amortization of intangibles related to patents, customer relationships and non-compete agreements acquired as a result of the Acquisition. Trademark and tradenames are indefinite lived intangible assets and not subject to amortization.

(x)	Elimination of Libbey’s 49% equity earnings in Crisa. As a result of the Acquisition, Libbey owns 100% of Crisa and there is no equity earnings in Crisa.

(xi)	Reflects the elimination of fees charged by Vitro to guarantee a portion of the Crisa debt as a result of the Acquisition.

(xii)	Pro forma adjustments applicable to Libbey are tax effected using Libbey’s weighted average statutory tax rate of 35.6%. Crisa pro forma adjustments are tax effected using the Mexican statutory tax rates of 30% and 29% for 2005 and 2006, respectively.

(d)	Reflects the pro forma net change to interest expense (and related tax on the interest expense adjustment) as a result of the Acquisition and Refinancing:

			Five and One-
		Nine Months	Half Months
	Year Ended	Ended	Ended
	December 31,	September 30,	June 15,
	2005	2005	2006

New interest expense:
Senior secured notes(i)	$37,883	$28,412	$17,426
Private placement notes(ii)	16,973	12,730	7,779
Senior secured credit facility(iii)	3,087	2,315	1,420
Commitment fee on unused amount(iv)	243	183	112
Fees on outstanding letters of credit(v)	147	110	68
Amortization of capitalized financing costs and original issuance discount on private placement notes(vi)	4,929	3,697	2,259

Total pro forma interest expense on new borrowings	63,262	47,447	29,064
Less: historical interest expense on borrowings repaid in conjunction with the Transactions and related amortization of deferred financing fees:
Libbey	16,130	10,256	6,765
Crisa	8,549	7,220	4,755

Adjustment to interest expense	$38,583	$29,971	$17,544

(i)	Represents interest on the senior secured notes offered hereby, which is calculated as follows:

		Nine Months	Five and One-Half
	Year Ended	Ended	Months Ended
	December 31,	September 30,	June 15,
	2005	2005	2006

Estimated outstanding balance	$306,000	$306,000	$306,000
Assumed interest rate — 6 month LIBOR plus 700 basis points	12.38%	12.38%	12.38%
Portion of year not outstanding	100%	75%	46%

Calculated interest	$37,883	$28,412	$17,426

For each 0.25% change in the interest rate on the senior secured notes offered hereby, our interest expense would change by $765 per annum.

(ii)	Represents interest on the private placement notes, which is calculated as follows:

		Nine Months	Five and One-Half
	Year Ended	Ended	Months Ended
	December 31,	September 30,	June 15,
	2005	2005	2006

Estimated outstanding balance	$102,000	$102,000	$102,000
Assumed interest rate	16.0%	16.0%	16.0%
Portion of year not outstanding	100%	75%	46%

Calculated interest	$16,973	$12,730	$7,779

Interest rate is paid-in-kind and compounded semi-annually, initially starting at 16.0%. For each 0.25% change in the interest rate on the private placement notes, our interest expense would change by $255 per annum.

(iii)	Represents interest on our senior secured credit facility, which is calculated as follows:

		Nine Months	Five and One-Half
	Year Ended	Ended	Months Ended
	December 31,	September 30,	June 15,
	2005	2005	2006

Estimated outstanding balance	$44,100	$44,100	$44,100
Assumed interest rate — 3 month LIBOR plus 175 basis points	7.0%	7.0%	7.0%
Portion of year not outstanding	100%	75%	46%

Calculated interest	$3,087	$2,315	$1,420

(iv)	Represents commitment fee charges on unused portion of our senior secured credit facility, which is calculated as follows:

		Nine Months	Five and One-Half
	Year Ended	Ended	Months Ended
	December 31,	September 30,	June 15,
	2005	2005	2006

Estimated average unused portion of senior secured credit facility	$97,500	$97,500	$97,500
Commitment fees	0.25%	0.25%	0.25%
Portion of year not outstanding	100%	75%	46%

Calculated commitment fees	$243	$183	$112

(v)	Represents fees on outstanding letters of credit, which are calculated as follows:

		Nine Months	Five and One-Half
	Year Ended	Ended	Months Ended
	December 31,	September 30,	June 15,
	2005	2005	2006

Outstanding letters of credit	$8,400	$8,400	$8,400
Fees on letters of credit (175 basis points)	1.75%	1.75%	1.75%
Portion of year not outstanding	100%	75%	46%

Calculated letters of credit fees	$147	$110	$68

(vi)	Reflects amortization of capitalized financing costs over the term of the new financing arrangements and amortization of original issue discount on the senior secured notes and the private placement notes, which are calculated as follows:

	Capitalized	Period of	Annual
	Costs	Amortization	Amortization

Senior secured notes offered hereby	$9,748	5 years	$1,950
Private placement notes	2,943	5.5 years	535
Senior secured credit facility	2,976	4.5 years	661

Total capitalized financing costs	$15,667		$3,146

Original issue discount on the senior secured notes offered hereby	$6,120	5 years	$1,224
Original issue discount (including discount attributable to warrant value) on private placement notes	$3,074	5.5 years	559

			$4,929

(e)	Reflects interest income and the elimination of fees charged by Vitro to guarantee a portion of the Crisa debt.

		Nine Months	Nine Months
	Year Ended	Ended	Ended
	December 31,	September 30,	September 30,
	2005	2005	2006

Total pro forma interest expense on new borrowings	$63,262	$47,447	$29,064
Interest expense on debt not refinanced	335	255	144
Libbey interest income	1,210	272	668
Crisa interest income	126	85	107

Total Interest Income	1,336	357	775
Less: guarantee fees(c)(xi)	676	507	310
Plus: historical interest expense, net from June 16 to September 30, 2006	—	—	23,119

Interest expense — net of interest income of	$61,585	$46,838	$51,242

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The consolidated financial data set forth below as of and for fiscal years ended 2003, 2004 and 2005 have been derived from our consolidated financial statements included elsewhere in, or incorporated by reference into, this prospectus, which have been audited by Ernst & Young LLP, independent registered public accounting firm. The consolidated financial data set forth below as of and for fiscal years ended 2001 and 2002 have been derived from audited consolidated financial statements that are not included in this prospectus. The historical consolidated financial data for the nine-month periods ended September 30, 2006 and 2005 have been derived from our unaudited consolidated financial statements, which, in the opinion of management, include all adjustments, including usual recurring adjustments, necessary for the fair statement of that information for these periods. The financial data presented for the interim periods are not necessarily indicative of our results for the full year.

The selected historical consolidated financial data below should be read in conjunction with “Summary — Summary Historical Consolidated and Pro Forma Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in, or incorporated by reference into, this prospectus or in previous filings with the SEC that are incorporated by reference herein.

						(Unaudited)
						Nine Months Ended
	Year Ended December 31,					September 30,
	2001	2002	2003	2004	2005	2005	2006
	(Dollars in thousands)

Statement of operations data:
Net sales	$419,594	$433,761	$513,632	$544,767	$568,133	$409,895	$476,120
Freight billed to customers	2,085	1,372	1,965	2,030	1,932	1,422	2,387

Total revenue	421,679	435,133	515,597	546,797	570,065	411,317	478,507
Cost of sales(1)	307,255	327,205	407,391	446,335	483,523	335,955	396,621

Gross profit	114,424	107,928	108,206	100,462	86,542	75,362	81,886
Selling, general and administrative expenses(1)	55,716	56,631	68,479	68,574	71,535	55,109	59,511
Impairment of goodwill and other intangible assets(1)	—	—	—	—	9,179	—	—
Special charges(1)	—	—	—	7,993	14,745	7,681	12,587

Income (loss) from operations	58,708	51,297	39,727	23,895	(8,917)	12,572	9,788
Equity earnings (loss) — pretax(2)	6,384	6,379	4,429	(1,435)	(4,100)	(1,381)	1,986
Other income (expense)(3)	3,500	(12,740)	3,484	2,369	2,567	1,655	(2,244)

Earnings (loss) before interest, income taxes and minority interest	68,592	44,936	47,640	24,829	(10,450)	12,846	9,530
Interest expense	9,360	8,263	13,436	13,049	15,255	10,240	29,360

Income (loss) before income taxes and minority interest	59,232	36,673	34,204	11,780	(25,705)	2,606	(19,830)
Provision (credit) for income taxes	19,840	8,618	5,131	3,528	(6,384)	860	(7,535)
Minority interest(4)	—	—	—	—	(34)	(98)	(66)

Net income (loss)	$39,392	$28,055	$29,073	$8,252	$(19,355)	$1,648	$(12,361)
Statement of cash flows data:
Net cash provided by operating activities	$52,930	$55,001	$29,210	$42,750	$38,113	$12,746	$31,524
Net cash used in investing activities	(31,866)	(71,399)	(19,921)	(22,879)	(73,006)	(55,270)	(132,552)
Net cash (used in) provided by financing activities	(16,844)	14,221	(8,229)	(16,376)	31,891	37,522	135,412
Financial and other data:
EBITDA(5)	87,435	64,079	75,749	54,334	21,997	38,359	36,676
Capital expenditures	36,863	17,535	25,718	40,482	44,270	26,503	54,557
Depreciation and amortization	18,843	19,143	28,109	29,505	32,481	25,611	27,212
Balance sheet data:
Cash	3,860	1,683	2,750	6,244	3,242	1,242	37,804
Accounts receivable — net	44,066	49,944	57,122	67,522	79,042	75,122	104,708
Inventories — net	96,936	109,634	125,696	126,625	122,572	147,848	167,859
Property, plant and equipment — net	127,798	163,121	173,486	182,378	200,128	204,608	309,777
Total assets	468,082	524,527	551,116	578,204	595,784	648,470	889,565
Total liabilities	302,717	384,309	411,259	434,641	476,179	496,301	785,261
Shareholders’ equity	165,365	140,218	139,857	143,563	119,605	152,169	104,304

(1)	The table below reflects charges relating to the impact of a capacity realignment undertaken in 2004 and completed in 2005, a salaried workforce reduction program implemented in 2005, asset impairment and other changes affecting our Syracuse China unit, a pension settlement charge due to reductions in our workforce, a plant restructuring at our Crisa facility and a write-off of financing fees and the classification of these charges on our consolidated statements of operations.

			(Unaudited)
	Year Ended		Nine Months Ended
	December 31,		September,
	2004	2005	2005	2006
	(Dollars in thousands)

Cost of sales	$6,526	$1,965	$867	$2,543
Selling, general and administrative expenses	—	$1,347	1,347	—
Impairment of goodwill and other intangible assets	—	$9,179	—	—
Special charges	$7,993	$14,745	7,681	12,587

Interest expense	—	—	—	4,906

Total special charges	$14,519	$27,236	$9,895	$20,036

See Footnote 10 to our audited 2005 consolidated financial statements, which have been incorporated by reference, for further information.

(2)	Prior to the Acquisition, we were a 49% equity owner in Crisa, and we recorded our interest using the equity method.

(3)	Includes $13.6 million related to an abandoned acquisition in 2002.

(4)	At December 31, 2005 and September 30, 2006, we owned 95% of Crisal. Our 95% controlling interest required that Crisal’s operations be consolidated in our consolidated financial statements. The 5% equity interest of Crisal that we did not own prior to October 13, 2006 is shown as a minority interest in the consolidated financial statements.

(5)	As used herein, “EBITDA” represents (loss) income plus (i) (credit)/provision for income taxes, (ii) interest expense, (iii) depreciation and (iv) amortization.

We believe EBITDA facilitates company-to-company comparisons by backing out potential differences caused by variations in capital structure (affecting interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to general performance or liquidity. Our calculation of EBITDA is not necessarily comparable to other similarly titled measures of companies due to actuarial inconsistencies in the method of calculation. In addition, EBITDA, as defined in our senior secured credit facility, is not calculated in the same manner as EBITDA presented in this table.

EBITDA is not a measure of performance under accounting principles generally accepted in the United States (“GAAP”) and should not be used in isolation or as a substitute for net (loss) income, cash flows from operating activities or other income or cash flow statement data prepared in accordance with GAAP or as a measure of profitability.

We have included information concerning EBITDA in this prospectus because we believe that this information is used by certain investors, securities analysts and others as one measure of an issuer’s performance and historical ability to service debt. In addition, we use EBITDA when interpreting operating trends and results of operations of our business.

There are inherent limitations in the use of EBITDA as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our current cash expenditure requirements, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	EBITDA does not reflect our significant pension and nonpension retirement obligations;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA does not reflect any cash requirements for that replacement; and

•	our measure of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

Because of these limitations, EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See our consolidated financial statements that have been incorporated by reference in this prospectus.

The following table is a reconciliation of net income (loss) to EBITDA for the periods indicated:

						(Unaudited)
						Nine Months Ended
	Year Ended December 31,					September,
	2001	2002	2003	2004	2005	2005	2006
	(Dollars in thousands)

Net income (loss)	$39,392	$28,055	$29,073	$8,252	$(19,355)	$1,648	$(12,361)
Provision (credit) for income taxes	19,840	8,618	5,131	3,528	(6,384)	860	(7,535)
Interest expense	9,360	8,263	13,436	13,049	15,255	10,240	29,360
Depreciation and amortization	18,843	19,143	28,109	29,505	32,481	25,611	27,212

EBITDA	$87,435	$64,079	$75,749	$54,334	$21,997	$38,359	$36,676

BUSINESS

Our Company

We are the largest manufacturer of glass tableware in North America (comprising the U.S., Canada and Mexico) and one of the largest glass tableware manufacturers in the world. We serve foodservice, retail, industrial and business-to-business customers in over 90 countries. Within the U.S., we are also the leading manufacturer of glass tableware for the attractive foodservice channel.

We design and market our glass tableware products globally under the Libbey® brand, in Europe under the Royal Leerdam® and Crisal Glass® brands and in Latin America under the Crisa® brand. Under these brands, we offer extensive lines of high quality, machine-made glass tableware, including tumblers, stemware, mugs, bowls, floral vases and candleholders. Under the Syracuse® China, World® Tableware and Traex® brands, we design and market an extensive line of ceramic dinnerware, metalware (including flatware, holloware and serveware), plasticware and other complementary products to the North American foodservice industry.

Sales to the U.S. and Canadian foodservice industry represent our largest and highest margin activity. We have an extensive and well-established foodservice distribution network in the U.S. and Canada, serving approximately 500 foodservice distributors. We believe that these foodservice distributors rely on our extensive product line, innovative products, reliable service and prompt delivery. Our foodservice business is characterized by significant revenue from replacement sales of our large installed base of products. Due to the significant investment in glass tableware by foodservice establishments, there are substantial costs associated with switching to other manufacturers’ product lines. In the retail market, we sell to leading international and regional retailers. Our retail customers benefit from our innovative products, strong brand name recognition, consistent quality and reliable service. In the industrial market, we sell primarily to customers who use our glassware for candle and floral applications, and in the business-to-business market, we sell primarily to independent glass decorators and large breweries and distilleries.

We operate two glass manufacturing plants in the U.S., one in the Netherlands and one in Portugal, all of which utilize proprietary automated glassware processes and technologies. We are also constructing a glass manufacturing facility in China, and we expect this facility to be operational in early 2007. This facility, which will primarily serve the Asia-Pacific market, will utilize the same proprietary processes and technologies that we employ in the U.S. and Europe and will benefit from a lower cost of operation due largely to the lower prevailing local wage base. As a result of the Acquisition, we also operate two glass manufacturing plants in Mexico that we are consolidating into a single plant.

In addition to manufacturing and distributing glass tableware, we manufacture certain ceramic dinnerware and plastic products at two separate facilities in the U.S., and we source a growing portion of our ceramic dinnerware and all of our World® Tableware metalware products from Asia.

Our Competitive Strengths

•	Leading market position. We believe we are the largest glass tableware manufacturer in North America and one of the largest glass tableware manufacturers in the world. More importantly, we are the leading manufacturer of glass tableware for the attractive U.S. foodservice channel. We are also a leading provider of ceramic dinnerware, metalware and plastics to the U.S. foodservice industry through our Syracuse China, World Tableware and Traex subsidiaries. In the North American retail channel, we are a leading manufacturer of branded glass beverageware. We also believe that the combined businesses of our Dutch and Portuguese subsidiaries, Royal Leerdam and Crisal, make us one of the leading glass tableware manufacturers in Europe.

•	Product innovation and proprietary technology. Our in-house research and development efforts, which are focused on both product design and manufacturing technology, are important contributors to our leadership in the highly competitive glass tableware industry. Our proprietary furnace, manufacturing and mold technologies enable us to introduce innovative products in a timely and cost-efficient manner to take advantage of continuously changing customer demands. In recent years, our new products have included two-stem martini glasses, multi-colored glasses and stemless wine glasses. We believe that innovation is instrumental in enhancing our brand’s reputation and achieving profitable growth. In addition, we believe that because full-service foodservice establishments earn a high margin on their beverage service, they are more willing to purchase our innovative beverageware at premium prices.

•	Strong brand names. We believe that our brand recognition in the foodservice and retail channels of distribution is the result of our long operating history and reputation for innovation, consistent quality, reliable service and speed to market. Libbey® is one of the most recognized brand names in glass beverageware for the foodservice and retail channels of distribution in the U.S. and Canada. Libbey® was the number one brand in purchased glass beverageware in 2006, as measured by NPD Houseworld, an independent provider of retail sales tracking data in the housewares industry. In addition, Crisa® is recognized as the leading glass tableware brand in Mexico.

•	Extensive manufacturing base and distribution capabilities. Through our glassware, Syracuse China and Traex manufacturing facilities, as well as our five distribution centers in the U.S., we service over 500 national, regional and local foodservice distributors and foodservice customers across the U.S. and Canada. Our nationwide presence provides us with significant distribution flexibility, which distinguishes us as a preferred provider to the U.S. foodservice industry. Our top 10 foodservice distributor customers, representing more than 54% of our glassware sales to foodservice distributors, have been our customers for an average of 20 years. Notably, in October 2006, FE&S magazine, one of the foodservice industry’s leading distributor publications, selected us as the “leading” manufacturer in the tabletop category in its annual “Best in Class” survey. As a result of the Acquisition, we believe we are also the leading manufacturer of glass tableware in the Mexican market. In addition, from our distribution centers located in the Netherlands and Portugal, we distribute our products manufactured in those locations to retail, business-to-business and foodservice customers located in Europe.

•	Significant installed foodservice base. A significant portion of our sales to the U.S. and Canadian foodservice industry, which includes more than 300,000 full-service foodservice establishments, is attributable to replacement revenue from sales of our large installed base of products. Due to the significant investment in glass tableware by foodservice establishments, there are substantial costs associated with switching to other manufacturers’ product lines. We have developed our large installed base through a long history of providing an extensive line of glass shapes and sizes, including new shapes and designs of glass beverageware. This ability to offer a variety of glass beverageware sizes to full-service foodservice establishments enables us to meet the portion control requirements that are a critical component of the profitability of the beverage sales of full-service foodservice establishments.

•	Experienced management team. We have an experienced management team averaging 19 years of industry experience. Led by John F. Meier, our chairman and chief executive officer, our management team has implemented and continues to implement initiatives to increase operational efficiencies, enhance our product lines and expand our business globally.

Our Strategy

Our overarching goals are to: (i) reduce our enterprise costs and expand our manufacturing platform into low-cost countries in order to become a more cost-competitive source of high-quality glass tableware; (ii) grow our North American sales, while improving profit margins; and (iii) increase our international sales in existing and new markets.

•	Reduce enterprise cost and expand our manufacturing platform into low-cost countries in order to become a more cost-competitive source of high-quality glass tableware. In order to achieve this goal, we intend to:

•	Realize cost savings and manufacturing efficiencies. We have implemented a number of cost reduction initiatives, and have identified additional cost reduction opportunities, targeted at reducing our manufacturing costs and increasing efficiency in our North American facilities. These initiatives include:

•	The closure of our City of Industry, California manufacturing facility in February 2005;

•	The reduction of our North American salaried workforce by 10% in the first half of 2005;

•	The consolidation of Royal Leerdam’s (Netherlands) warehousing and distribution facilities into a single, modern distribution center in the third quarter of 2005, and a similar consolidation of Shreveport’s (Louisiana) warehousing and distribution facilities into a modern distribution center in the third quarter of 2006;

•	The implementation of a new warehouse management system, including the use of warehouse management software, to improve productivity and labor utilization within our distribution facilities;

•	The consolidation of Crisa’s two manufacturing facilities in Mexico into a single manufacturing facility with production capacity sufficient to maintain Crisa’s output at pre-consolidation levels; and

•	The planned investment to update and upgrade Crisa’s manufacturing capabilities, including further implementation of our proprietary furnace, manufacturing and mold technology at Crisa.

•	Implement LEAN initiatives. We have implemented a number of operational excellence initiatives, which we refer to as LEAN initiatives, in our domestic operations and in our European operations. In addition we plan to begin implementation of LEAN initiatives in our Mexican operations in the first half of 2007. We expect that the implementation of LEAN initiatives will enable us to improve our operating performance through cost control and process improvements. LEAN is a disciplined manufacturing process system designed to eliminate waste and instill a culture of continuous improvement, and we intend to extend LEAN into all aspects and locations of our organization. We believe that our commitment to the training and involvement of our employees in the use of the LEAN process will provide our organization with the ability to effect rapid positive change, enabling us to continue to provide high-quality products at higher efficiency rates.

•	Expand our manufacturing platform into low-cost countries. The manufacturing of glass tableware is highly labor-intensive. The cost of labor and benefits represents approximately 50% of our U.S. glass tableware manufacturing costs. In addition to improved process and productivity initiatives in North America, we intend to improve results of operations by expanding our manufacturing platform into countries where the cost of labor and other critical resources is low relative to our existing cost base. Through this expansion, we seek to grow our sales in local markets and compete more effectively in lower-priced product categories in the U.S. and Canadian markets that we previously exited. Our acquisition of Crisal in Portugal and Crisa in Mexico, along with the construction of a new production facility in China, will enable us to realize average hourly labor rates that are approximately 35%, 16% and 4% respectively, of our current U.S. average hourly labor rates.

•	Grow North American sales, while improving profit margins. In order to achieve this goal, we intend to:

•	Grow our share in core foodservice market. In North America, we intend to grow sales and improve margins by increasing our share of our existing customers’ glass and other tableware purchases. This will be accomplished primarily through the continued introduction of innovative products, product line extensions, increased global sourcing capabilities and aggressive marketing programs.

•	Focus on customer service. We maintain high levels of customer service by providing reliable shipments of glass tableware, ceramic dinnerware, metalware and plastics to our more than 500 U.S. and Canadian foodservice distributors and by continuing to design, develop and manufacture the innovative products our foodservice and retail customers demand. We seek to improve our distribution network by consolidating into advanced distribution centers, such as those we have completed in the Netherlands, Mexico and Shreveport, Louisiana. We expect that our investment in distribution facilities and our warehouse management system initiative will enhance our distribution and service capabilities by improving inventory accuracy and order management and reducing delivery times.

•	Improve product mix and cross-selling opportunities. We intend to increase our revenue, margins and market share in North America by improving our North American glass manufacturing capabilities and the mix of products produced in North America. For example, we plan to reduce the number and variety of lower margin products produced at Crisa in favor of more profitable products targeted at the Mexican, U.S. and Canadian markets. In addition, we intend to capitalize on cross-selling opportunities with our European operations.

•	Increase our international sales in existing and new markets. In order to achieve this goal, we intend to:

•	Capitalize on growth in the Asia-Pacific market. The rapidly growing Asia-Pacific market is a key target of our plan to expand our international sales. In anticipation of the construction of our new manufacturing facility in China, we have, over the past three years, established our presence in the Chinese market with sales of Libbey® glass tableware. We have established a relationship with a key distributor through which Libbey® products are now distributed in China. Once our China manufacturing facility is operational in early 2007, we intend to leverage this relationship, as well as our relationships with a growing list of other Asian foodservice distributors and multinational retail customers, to grow our presence in the Asia-Pacific market.

•	Increase revenue opportunities created by the integration of our European operations. We intend to continue to integrate our Royal Leerdam and Crisal product offerings and sales organizations in order to strengthen our presence as a supplier of a broad array of high quality, machine-made glass tableware products to the fragmented European retail, business-to-business and foodservice markets. For example, in the retail market, we have packaged beverageware sets combining Royal Leerdam® stemware with Crisal® tumblers. In addition, in the European business-to-business market, we have sold Royal Leerdam® brand pilsner glasses manufactured at our Crisal facility in Portugal.

Customers

The customers for our tableware products include approximately 500 foodservice distributors in the U.S. and Canada. In Europe, we sell to over 50 foodservice distributors through Royal Leerdam and Crisal. In the retail market, we sell branded and private label glassware products to mass merchants, department stores, retail distributors, national retail chains and specialty houseware stores. Our industrial market primarily includes customers that use glass containers for candle and floral applications, craft stores and gourmet food packaging companies. In Europe, we market glassware to close to 60 distributors and decorators that service the highly developed business-to-business sector, where products are customized with company logos for promotional and resale purposes by large breweries and distilleries. We also have other customers who use our products for promotional or other private uses. No single customer accounts for 10% or more of our sales. Our Royal Leerdam subsidiary is the leading supplier of glass to the airline industry, serving 30 different airlines.

Products

Our tableware products consist of glass tableware, ceramic dinnerware, metal flatware, holloware and serveware. Our glass tableware includes tumblers, stemware, mugs, bowls, ashtrays, bud vases, salt and pepper shakers, shot glasses, canisters, candle holders and various other items.

Our subsidiary Royal Leerdam sells high-quality stemware. Crisal sells glass tableware, mainly tumblers, mugs, stemware and glassware accessories. Through our Syracuse China and World Tableware subsidiaries, we sell a wide range of ceramic dinnerware products. These include plates, bowls, platters, cups, saucers and other tableware accessories. Our World Tableware subsidiary also provides an extensive selection of metal flatware, including knives, forks, spoons and serving utensils. In addition, World Tableware sells metal holloware, including serving trays, chafing dishes, pitchers and other metal tableware accessories. Through our Traex subsidiary, we sell a wide range of plastic products. These include ware washing and storage racks, trays, dispensers and organizers for the foodservice industry.

Crisa’s glass tableware product assortment includes the product types produced by us as well as glass dinnerware, glass bakeware and handmade glass tableware. Crisa products also include blender jars and other industrial glassware sold principally to original equipment manufacturers.

We also are the exclusive distributor of Luigi Bormioli glassware in the U.S. and Canadian foodservice channel of distribution.

Sales and Marketing

Approximately 80% of our sales are to customers located in North America. For industry segment information for the last three fiscal years, see note 20 to our consolidated financial statements that are incorporated by reference herein. We export our products to over 90 countries around the world, competing in the tableware markets of Latin America, Asia, Europe and Africa.

We have approximately 127 sales professionals who call on customers and distributors. In addition, we retain the services of manufacturing representative organizations to assist in selling our products. The vast majority of our tableware sales to foodservice end users are made through foodservice distributors, who serve a vital function in the distribution of our products and with whom we work closely in connection with marketing and selling efforts. The majority of our retail and industrial market sales are made directly by our sales force.

We also have a marketing staff located in various locations where we operate worldwide. They engage in developing strategies relating to product development, pricing, distribution, advertising and sales promotion.

We operate distribution centers located at or near each of our manufacturing facilities (see “— Facilities”). In addition, we operate distribution centers for our Crisa-supplied products in Monterrey, Mexico and Laredo, Texas; World Tableware and Traex products in West Chicago, Illinois; and glass tableware products in Mira Loma, California. The glass tableware manufacturing and distribution centers are strategically located (geographically) to enable us to supply significant quantities of our product to virtually all of our customers on a timely basis.

The majority of our sales are in the foodservice, retail, industrial and business-to-business channels of distribution, as further detailed below.

Foodservice

We have, according to our estimates, the leading market share in glass tableware sales in the U.S. and Canadian foodservice channel of distribution. Syracuse China, World Tableware and Traex are also recognized as long-established suppliers of high-quality ceramic dinnerware, metal flatware, holloware and serveware, and plastic items, respectively. They are among the leading suppliers of their respective product categories to foodservice end users. The majority of our tableware sales to foodservice end users are made through a network of foodservice distributors. The distributors, in turn, sell to a wide variety of full-service foodservice establishments, including national and regional hotel chains, national and regional restaurant chains, independently owned bars, restaurants and casinos.

Retail

Libbey and Crisa sell to all levels of the retail channel in North America, with the majority of their retail sales being to mass-market retailers. Royal Leerdam sells to similar retail clients in Europe, while Crisal is increasingly positioned with retailers on the Iberian Peninsula. With this expanded retail representation, we are better positioned to successfully introduce profitable new products. We also operate outlet stores located at or near our Libbey, Crisal, Royal Leerdam and Syracuse China manufacturing locations. Crisa operates 17 outlet stores in Mexico. In addition, we sell selected items on the Internet at www.libbey.com.

Industrial

In the U.S., we are a major supplier of glassware to the industrial channel of distribution. The products we sell in this channel are primarily for candle and floral applications. The craft industries and gourmet food packing companies are also industrial consumers of glassware. We have expanded our sales to industrial users by offering ceramic and metalware items.

Business-to-Business

Royal Leerdam and Crisal supply glassware to the business-to-business channel of distribution in Europe. Customers in this channel include marketers who customize our glassware with company logos and resell these products to large breweries and distilleries that redistribute the glassware for promotional purposes and resale.

Manufacturing and Sourcing

We currently own and operate two glass tableware manufacturing plants in the U.S.; they are located in Toledo, Ohio, and Shreveport, Louisiana. We also operate one glass tableware manufacturing plant in Leerdam, the Netherlands; one in Marinha Grande, Portugal; and two in Monterrey, Mexico. During the third quarter of 2005, we began construction of our new glass tableware production facility in Langfang, China; we expect it to be operational in early 2007. We own and operate a ceramic dinnerware plant in Syracuse, New York, and a plastics plant in Dane, Wisconsin.

In mid-February 2005, we ceased operations at our glass tableware manufacturing facility in City of Industry, California, and realigned production among our other U.S. glass tableware manufacturing facilities. The closure of the City of Industry, California glassware facility and realignment of production has allowed us to reduce our overall fixed costs and should improve future operational performance.

The manufacture of our tableware products involves the use of automated processes and technologies. Much of our glass tableware production machinery in the U.S. was designed by us and has evolved and been refined to incorporate technology advancements. Our glass stemware production machinery in the Netherlands and our glassware production machinery in Mexico also use proprietary technology. We also intend to apply proprietary technology to the production machinery we expect to use in our China production facility. We believe that our production machinery and equipment continue to be adequate for our needs in the foreseeable future, but we continue to invest in equipment to further improve our production efficiency and reduce our cost profile.

Our glass tableware products generally are produced using one of two manufacturing methods or, in the case of certain stemware, a combination of such methods. Most of our tumblers, stemware and certain other glass tableware products are produced by forming molten glass in molds with the use of compressed air. These products are known as “blown” glass products. Our other glass tableware products and the stems of certain of our stemware are “pressware” products, which are produced by pressing molten glass into the desired product shape.

Ceramic dinnerware is also produced through the forming of raw materials into the desired product shape and is either manufactured at our Syracuse, New York production facility or imported primarily from China and Bangladesh. All metal flatware and metal holloware are sourced by our World Tableware subsidiary, primarily from China. Plastic products are produced through the molding of raw materials into the desired shape and are manufactured at our Dane, Wisconsin production facility or imported primarily from Taiwan and China.

To assist in the manufacturing process, we employ a team of engineers whose responsibilities include upgrading our manufacturing facilities, equipment and processes. In addition, they provide engineering support required to manufacture new products and implement the large number of innovative changes continuously being made to our product designs, sizes and shapes (see “— Research and Development”).

Suppliers

Our primary raw materials are sand, limestone, soda ash, clay, resins and colorants. Historically, these raw materials have been available in adequate supply from multiple sources. However, for certain raw materials, there may be temporary shortages due to weather or other factors, including disruptions in supply caused by raw material transportation or production delays. Such shortages have not previously had, and are not expected in the future to have, a material adverse effect on our operations. Natural gas is a primary source of energy in most of our production processes, and variability in the price for natural gas has had and will continue to have an impact on our profitability. Historically, we have used natural gas hedging contracts to partially mitigate this impact. In addition, resins are a primary source of raw materials for our Traex operation, and, historically, the price for resins has fluctuated based on oil prices, directly impacting our profitability. We also experience fluctuations in the cost to deliver raw materials to our facilities, and these changes affect our earnings.

Research and Development

Our core competencies include our engineering and manufacturing excellence. We focus upon increasing the quality of our products and enhancing the profitability of our business through research and development. We will continue to invest in strategic research and development projects that will further enhance our ability to compete in our core business.

We employ a team of engineers, in addition to external consultants, to conduct research and development. During the last three years, our expenditures on research and development activities related to new and/or improved products and processes were $2.4 million in 2005, $2.2 million in 2004, and $2.1 million in 2003. These costs were expensed as incurred.

Intellectual Property

Based upon market research and surveys, we believe our trade names and trademarks as well as our product shapes and styles enjoy a high degree of customer recognition and are valuable assets. We believe that the Libbey®, Syracuse® China, World® Tableware, Royal Leerdam®, Crisal Glass®, Traex® and Crisa® trade names and trademarks are material to our business.

We have rights under a number of patents that relate to a variety of products and processes. However, we do not consider that any patent or group of patents relating to a particular product or process is of material importance to our business as a whole.

Competition

Our business is highly competitive, with the principal competitive factors being customer service, price, product quality, new product development, brand name, and delivery time.

Competitors in glass tableware include among others:

•	Imports from varied and numerous factories from China;

•	Arc International (a private French company), which manufactures and distributes glass tableware worldwide;

•	Pasabahce (a unit of Sisecam, a Turkish company), which manufactures glass tableware in various sites throughout the world and sells to retail and foodservice customers worldwide;

•	Oneida Ltd., which sources glass tableware from foreign and domestic manufacturers;

•	Anchor Hocking (a unit of Global Home Products, which is in proceeding under the United States Bankruptcy Code), which manufactures and distributes glass beverageware, industrial products and bakeware primarily to retail, foodservice and industrial markets;

•	Indiana Glass Company (a unit of Lancaster Colony Corporation), which manufactures in the U.S. and sells glassware;

•	Bormioli Rocco Group, which manufactures glass tableware in Europe, where the majority of their sales are to retail and foodservice customers; and

•	Various sourcing companies and other materials such as plastics also compete with glassware.

Competitors in U.S. ceramic dinnerware include, among others:

•	Homer Laughlin;

•	Oneida Ltd.;

•	Steelite; and

•	Various sourcing companies.

Competitors in metalware include, among others:

•	Oneida Ltd.;

•	Walco, Inc.; and

•	Various sourcing companies.

Competitors in plastic products are, among others:

•	Cambro Manufacturing Company;

•	Carlisle Companies Incorporated; and

•	Various sourcing companies.

Competitors in Mexico include, among others:

•	Vidriera Santos and Vitro Par in the candle category; and

•	imports from foreign manufacturers located in countries such as China, France, Italy and Colombia in other categories.

Employees

We employed 3,563 persons at December 31, 2005 and 7,528 persons (including temporary workers at Crisa) as of September 30, 2006. The majority of our U.S. glass tableware employees are hourly-paid employees covered by six collective bargaining agreements. In October 2004, new three-year agreements for the Toledo, Ohio plant were ratified; these expire on September 30, 2007. In December 2004, the Shreveport, Louisiana plant’s collective bargaining agreement was ratified for a four-year term; it expires on December 15, 2008. On November 17, 2006, our California distribution center hourly employees agreed to a new collective bargaining agreement that expires on November 15, 2009.

The majority of our Mexican glass tableware employees also are hourly-paid employees covered by collective bargaining agreements. These collective bargaining agreements have no expiration, but are reviewed annually, and benefits are reviewed every two years. In addition, substantially all of our Royal Leerdam and Crisal employees are covered by collective bargaining agreements. Crisal does not have a written collective bargaining agreement with its unionized employees but does have a verbal agreement that is revisited annually. Royal Leerdam’s collective bargaining agreement with its unionized employees expires on July 1, 2007.

Our ceramic dinnerware hourly employees, located in our Syracuse China facility in Syracuse, New York, are covered by a collective bargaining agreement that expires on May 15, 2009.

We consider our labor relations across the company to be good.

Facilities

The following information sets forth the location and size of our principal facilities at September 30, 2006:

	Square Feet
Location	Owned	Leased

Toledo, Ohio:
Manufacturing	974,000	—
Warehousing/Distribution	988,000	305,000
Shreveport, Louisiana:
Manufacturing	549,000	—
Warehousing/Distribution	204,000	1,320,128
Syracuse, New York:
Manufacturing	549,000	—
Warehousing/Distribution	104,000	—
Dane, Wisconsin:
Manufacturing	56,000	—
Warehousing/Distribution	62,000	—
Monterrey, Mexico:
Manufacturing	502,000	460,000
Warehousing/Distribution	263,000	621,000
Leerdam, Netherlands:
Manufacturing	276,000	—
Warehousing/Distribution	312,000	326,000
Mira Loma, California:
Warehousing/Distribution	—	351,000
Laredo, Texas:
Warehousing/Distribution	149,000	117,000
West Chicago, Illinois:
Warehousing/Distribution	—	249,000
Marinha Grande, Portugal:
Manufacturing	217,000	—
Warehousing/Distribution	131,000	68,000

In addition to the facilities listed above, our headquarters (Toledo, Ohio), some warehouses (various locations), sales offices (various locations) and various outlet stores are located in leased space. We also utilize various warehouses as needed on a month-to-month basis.

Construction of our new facility in China is nearly complete; it will consist of manufacturing and warehouse space of approximately 581,000 and 226,000 square feet, respectively. We own a 50-year land-use right underlying that facility.

All of our properties are currently being utilized for their intended purpose. We believe that all of our facilities are well maintained and adequate for our planned operational requirements.

Litigation

We are involved in various routine legal proceedings arising in the ordinary course of our business. No pending legal proceeding is deemed to be material.

Environmental

Our operations, in common with those of industry generally, are subject to numerous existing laws and governmental regulations designed to protect the environment, particularly regarding plant wastes and emissions and solid waste disposal. We also may be subject to proposed laws and governmental regulations as they become finalized. We have shipped, and we continue to ship, waste materials for off-site disposal. However, we are not named as a potentially responsible party with respect to any waste disposal site matters pending prior to June 24, 1993, the date of Libbey’s initial public offering and separation from Owens-Illinois, Inc. (“Owens-Illinois”). Owens-Illinois has been named as a potentially responsible party or other participant in connection with certain waste disposal sites to which we also may have shipped wastes prior to June 24, 1993. We may bear some responsibility in connection with those shipments. Pursuant to an indemnification agreement between Owens-Illinois and Libbey, Owens-Illinois has agreed to defend and hold us harmless against any costs or liabilities we may incur in connection with any such matters identified and pending as of June 24, 1993, and to indemnify us for any liability that results from these matters in excess of $3 million. We believe that if it is necessary to draw upon this indemnification, collection is probable.

Pursuant to the indemnification agreement referred to above, Owens-Illinois is defending us with respect to the King Road landfill. In January 1999, the Board of Commissioners of Lucas County, Ohio instituted a lawsuit against Owens-Illinois, Libbey and numerous other defendants. (Fifty-nine companies were named in the complaint as potentially responsible parties.) In the lawsuit, which was filed in the United States District Court for the Northern District of Ohio, the Board of Commissioners sought to recover contribution for past and future costs incurred by the County in response to the release or threatened release of hazardous substances at the King Road landfill formerly operated and closed by the County. The Board of Commissioners dismissed the lawsuit without prejudice in October 2000. At the time of the dismissal, the parties to the lawsuit anticipated that the Board of Commissioners would refile the lawsuit after obtaining more information as to the appropriate environmental remedy. As of this date, it does not appear that refiling of the lawsuit is imminent. In view of the uncertainty as to refiling of the suit, the numerous defenses that may be available against the County on the merits of its claim for contribution, the uncertainty as to the environmental remedy, and the uncertainty as to the number of potentially responsible parties, it currently is not possible to quantify any exposure that Libbey may have with respect to the King Road landfill.

Subsequent to June 24, 1993, we have been named a potentially responsible party at four other sites. In each case, the claims have been settled for immaterial amounts. We do not anticipate that we will be required to pay any further sums with respect to these sites unless unusual and unanticipated contingencies occur.

On October 10, 1995, Syracuse China Company, our wholly owned subsidiary, acquired from The Pfaltzgraff Co. and certain of its subsidiary corporations, the assets operated by them as Syracuse China. The Pfaltzgraff Co. and the New York State Department of Environmental Conservation (“DEC”) entered into an Order on Consent effective November 1, 1994, that required Pfaltzgraff to prepare a Remedial Investigation and Feasibility Study (“RI/FS”) to develop a remedial action plan for the site (which includes among other items a landfill and wastewater and sludge ponds and adjacent wetlands located on the property purchased by Syracuse China Company) and to remediate the site. Although Syracuse China Company was not a party to the Order on Consent, as part of the Asset Purchase Agreement Syracuse China Company agreed to share a part of the remediation and related expense up to the lesser of 50% of the costs or $1,350,000. Construction of the approved remedy began in 2000 and was substantially completed in 2003. Accordingly, Syracuse China Company’s obligation with respect to the associated costs has been satisfied.

In addition, Syracuse China Company has been named as a potentially responsible party by reason of its potential ownership of certain property that adjoins its plant and that has been designated a sub-site of a superfund site. We believe that any contamination of the sub-site was caused by and will be remediated by other parties at no cost to Syracuse China Company. Those other parties have acquired ownership of the sub-site, and their acquisition of the sub-site should end any responsibility of Syracuse China with respect to the sub-site. We believe that, even if Syracuse China Company were deemed to be responsible for any expense in connection with the contamination of the sub-site, it is likely the expense would be shared with Pfaltzgraff pursuant to the Asset Purchase Agreement.

In connection with the closure of our City of Industry, California, glassware manufacturing facility, on December 30, 2004, we sold the property on which the facility is located to an entity affiliated with Sares-Regis Group, a large real estate development and investment firm. Pursuant to the purchase agreement, the buyer leased the property back to us in order to enable us to cease operations, to relocate equipment to our other glassware manufacturing facilities, to demolish the improvements on the property and to remediate certain environmental conditions affecting the property. All demolition and required remediation was completed by December 31, 2005, and the lease was terminated on that date. We have agreed to indemnify the buyer for hazardous substances located on, in or under, or migrating from, the property prior to December 31, 2005. We do not expect to incur any significant future losses related to this site.

We regularly review the facts and circumstances of the various environmental matters affecting us, including those covered by indemnification. Although not free of uncertainties, we believe that our share of the remediation costs at the various sites, based upon the number of parties involved at the sites and the estimated cost of undisputed work necessary for remediation based upon known technology and the experience of others, will not be material to us. There can be no assurance however, that our future expenditures in such regard will not have a material adverse effect on our financial position or results of operations.

In addition, occasionally the federal government and various state authorities have investigated possible health issues that may arise from the use of lead or other ingredients in enamels such as those used by us on the exterior surface of our decorated products. In that connection, the issuer and numerous other glass tableware manufacturers, distributors and importers entered into a consent judgment on August 31, 2004 in connection with an action, Leeman v. Arc International North America, Inc. et al, Case No. CGC-003-418025 (Superior Court of California, San Francisco County), brought under California’s so-called “Proposition 65.” Proposition 65 requires businesses with ten or more employees to give a “clear and reasonable warning” prior to exposing any person to a detectable amount of a chemical listed by the state as covered by this statute. Lead is one of the chemicals covered by that statute. Pursuant to the consent judgment, the issuer and the other defendants (including Anchor Hocking and Arc International North America, Inc.) agreed, over a period of time, to reformulate the enamels used to decorate the external surface of certain glass tableware items to reduce the lead content of those enamels.

Capital expenditures for property, plant and equipment for environmental control activities were not material during 2005. We believe that we are in material compliance with all federal, state and local environmental laws, and we are not aware of any regulatory initiatives that are expected to have a material effect on our products or operations.

MANAGEMENT

The following presents information with respect to Libbey Inc.’s executive officers and directors, as of September 30, 2006. Libbey Inc.’s executive officers also serve as the executive officers of the issuer. John F. Meier and Susan A. Kovach serve as the directors of the issuer.

Name	Age	Title

John F. Meier	59	Chairman of the Board and Chief Executive Officer
Richard I. Reynolds	59	Executive Vice President, Chief Operating Officer and Director
Kenneth G. Wilkes	49	Vice President, General Manager International Operations
Scott M. Sellick	44	Vice President and Chief Financial Officer
Kenneth A. Boerger	49	Vice President and Treasurer
Daniel P. Ibele	45	Vice President, General Sales Manager
Timothy T. Paige	49	Vice President-Administration
Susan A. Kovach	46	Vice President, General Counsel and Secretary
Carlos V. Duno	59	Director
William A. Foley	59	Director
Peter C. McC. Howell	56	Director
Deborah G. Miller	57	Director
Carol B. Moerdyk	56	Director
Gary L. Moreau	52	Director
Terrence P. Stewart	58	Director

John F. Meier has been Chairman of the Board and Chief Executive Officer of Libbey since the Company went public in June 1993. Since joining the Company in 1970, Mr. Meier has served in various marketing positions, including a five-year assignment with Durobor, S.A., Belgium. In 1990, Mr. Meier was named General Manager of Libbey and a corporate Vice President of Owens-Illinois, Inc., Libbey’s former parent company. Mr. Meier is a member of the Board of Directors of Cooper Tire & Rubber Company (NYSE: CTB) and Applied Industrial Technologies (NYSE: AIT). Mr. Meier has been a director of the Company since 1987.

Richard I. Reynolds has served as Libbey’s Executive Vice President and Chief Operating Officer since 1995. Mr. Reynolds was Libbey’s Vice President and Chief Financial Officer from June 1993 to 1995. From 1989 to June 1993, Mr. Reynolds was Director of Finance and Administration. Mr. Reynolds has been with Libbey since 1970 and has been a director of the Company since 1993.

Kenneth G. Wilkes has served as Vice President, General Manager International Operations since May 2003. He served as Vice President and Chief Financial Officer of the Company from November 1995 to May 2003. From August 1993 to November 1995, Mr. Wilkes was Vice President and Treasurer of the Company. Prior to joining the Company, Mr. Wilkes was a Senior Corporate Banker, Vice President of The First National Bank of Chicago.

Scott M. Sellick has served as Vice President, Chief Financial Officer since May 2003. From May 2002 to May 2003, Mr. Sellick was Libbey’s Director of Tax and Accounting. From August 1997 to May 2002, he served as Director of Taxation. Before joining the Company in 1997, Mr. Sellick was Tax Director for Stant Corporation and worked in public accounting for Deloitte & Touche in the audit and tax areas.

Kenneth A. Boerger has been Vice President and Treasurer since July 1999. From 1994 to July 1999, Mr. Boerger was Corporate Controller and Assistant Treasurer. Since joining the Company in 1984, Mr. Boerger has held various financial and accounting positions. He has been involved in the Company’s financial matters since 1980, when he joined Owens-Illinois, Inc., Libbey’s former parent company.

Daniel P. Ibele was named Vice President, General Sales Manager of the Company in March 2002. Previously, Mr. Ibele had been Vice President, Marketing and Specialty Operations since September 1997.

Mr. Ibele was Vice President and Director of Marketing at Libbey from 1995 to September 1997. From the time he joined Libbey in 1983 until 1995, Mr. Ibele held various marketing and sales positions.

Timothy T. Paige has been Vice President-Administration since December 2002. From January 1997 until December 2002, Mr. Paige was Vice President and Director of Human Resources of the Company. From May 1995 to January 1997, Mr. Paige was Director of Human Resources of the Company. Prior to joining the Company, Mr. Paige was employed by Frito-Lay, Inc. in human resources management positions.

Susan A. Kovach has been Vice President, General Counsel and Secretary of the Company since July 2004. She joined Libbey in December 2003 as Vice President, Associate General Counsel and Assistant Secretary. Prior to joining Libbey, Ms. Kovach was Of Counsel to Dykema Gossett PLLC, a large, Detroit-based law firm, from 2001 through November 2003. She served from 1997 to 2001 as Vice President, General Counsel and Corporate Secretary of Omega Healthcare Investors, Inc. (NYSE: OHI). From 1998 to 2000 she held the same position for Omega Worldwide, Inc., a NASDAQ-listed firm providing management services and financing to the aged care industry in the United Kingdom and Australia. Prior to joining Omega Healthcare Investors, Inc., Ms. Kovach was a partner in Dykema Gossett PLLC from 1995 through November 1997 and an associate in Dykema Gossett PLLC from 1985 to 1995.

Carlos V. Duno has been a member of Libbey’s Board of Directors since 2003. From July 2006 to present, Mr. Duno has been the owner and Chief Executive Officer of Marcia Owen Associates, a recruiting and staffing agency. He also has been Chief Executive Officer and Owner of CDuno Consulting from November 2004 to present. Mr. Duno was Chairman & Chief Executive Officer of Clean Fuels Technology from June 2001 to October 2004 and President Business Development and Planning of Vitro, S.A., Monterrey, Mexico from 1995 to 2001.

William A. Foley has been a member of Libbey’s Board of Directors since 1994. Mr. Foley has been the President and a Director of Arhaus, Incorporated, a retailer of high-end home furnishings, from November 2006 to present. He also has served as Chairman and Chief Executive Officer of both Intelligence Inc. and Think Well Inc. from March 2005 to present and was a co-founder of Entrenu Holdings LLC. Mr. Foley was Chairman and Chief Executive Officer of LESCO Inc. from July 1993 to April 2002. Mr. Foley is a member of the board of directors of Blonder Home Furnishings.

Peter C. McC. Howell has been a member of Libbey’s Board of Directors since 1993. Mr. Howell has been an advisor to various business enterprises in the areas of acquisitions, marketing and financial reporting from 1997 to present. Mr. Howell was Chairman and Chief Executive Officer of Signature Brands USA, Inc. (formerly known as Health o meter, Inc.) from August 1994 to August 1997 and President, Chief Executive Officer and a director of Mr. Coffee, Inc. from 1989 to 1994. Mr. Howell is a member of the board of directors of Pure Cycle Corporation (NASDAQ: PCYO), Great Lakes Cheese and Classic Coffee Concepts and Global Lite Array (BVI) Inc.

Deborah G. Miller has been a member of Libbey’s Board of Directors since 2003. Ms. Miller has been Chief Executive Officer of Enterprise Catalyst Group, a consulting firm specializing in high technology and biotechnology transformational applications, from 2003 to present. Through her role with Enterprise Catalyst Group, she has served as Chief Executive Officer of Ascendant Systems from February 2005 to present and as Chief Executive Officer of Maranti Networks from September 2003 to November 2004. Ms. Miller was President and Chief Executive Officer of Egenera from April 2002 to 2003. Ms. Miller was Chief Executive Officer of On Demand Software from November 2001 to March 2002. She was Chief Executive Officer of OPI Software from May 2001 to September 2001. Ms. Miller was Chief Executive Officer of CoVia from September 1999 to April 2001 and President and Chief Operating Officer of 2Bridge Software from September 1998 to September 1999. Ms. Miller also serves on the board of directors of Sentinal Group Funds, Inc.

Carol B. Moerdyk has been a member of Libbey’s Board of Directors since 1998. Ms. Moerdyk has been Senior Vice President, International, OfficeMax, Incorporated (formerly Boise Cascade Office Products Corporation), from August 2004 to present. Ms. Moerdyk was Senior Vice President, Administration, Boise Cascade Office Products Corporation, from January 2004 to August 2004, Senior Vice President, North American and Australasian Contract Operations, Boise Cascade Office Products Corporation from 1998 through 2003 and Chief Financial Officer, Boise Cascade Office Products Corporation, from 1995 to 1998. Ms. Moerdyk is a member of the board of directors of American Woodmark Corporation (NASDAQ: AMWD).

Gary L. Moreau has been a member of Libbey’s Board of Directors since 1996. Mr. Moreau has been a writer, lecturer and advisor primarily in the areas of management and corporate governance from 2003 to present. Mr. Moreau was President of Pratt’s Hollow Advisors LLC (business consulting) from 1999 to 2003. Mr. Moreau was President and Chief Executive Officer of Lionel L.L.C. from 1996 to 1999. Mr. Moreau was President and Chief Operating Officer of Oneida Ltd. from 1991 to 1996.

Terence P. Stewart has been a member of Libbey’s Board of Directors since 1997. Mr. Stewart is the managing partner of Stewart and Stewart, a Washington, D.C.-based law firm that specializes in trade and international law issues, where he has been employed since 1976.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table shows information with respect to the persons we know to be the beneficial owners of more than five percent of Libbey Inc.’s common stock as of September 30, 2006.

	Amount and
	Nature of
	Beneficial	Percent
Name and Address of Beneficial Owner	Ownership	of Class

FMR Corp.(1)	1,653,400	11.74
82 Devonshire Street Boston, MA 02109
Zesiger Capital Group LLC(2)	1,622,800	11.50
320 Park Avenue, 30th Floor New York, NY 10022
Barclays Global Investors, NA.(3)	763,032	5.46
Barclays Global Fund Advisors 45 Fremont Street San Francisco, CA 94105

(1)	Amendment No. 3 to Schedule 13G filed with the Securities and Exchange Commission by FMR Corp., a parent holding company, on behalf of FMR Corp., Edward C. Johnson 3d, Fidelity Management & Research Company and Fidelity Low Priced Stock Fund, indicates that, as of June 30, 2006, Fidelity Management & Research Company (“Fidelity”), an investment advisor, is the beneficial owner of 1,653,400 common shares as a result of acting as investment adviser to various companies. The ownership of one investment company, Fidelity Low Priced Stock Fund, amounts to 1,404,800 shares or 9.974% of the common stock outstanding. The schedule further indicates that each of Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds, has sole power to dispose of the 1,653,400 common shares, and that neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, such power residing in the Funds’ Boards of Trustees.

(2)	Amendment No. 2 to Schedule 13G filed with the Securities and Exchange Commission on behalf of Zesiger Capital Group LLC, an investment advisor, indicates that, as of April 5, 2006, Zesiger Capital Group LLC is the beneficial owner of 1,622,800 common shares, with sole dispositive power as to 1,622,800 common shares and sole voting power as to 1,203,400 common shares. The schedule further states that all securities reported in the schedule are held in discretionary accounts that Zesiger Capital Group LLC manages, and that no single client of Zesiger Capital Group LLC owns more than 5% of the class.

(3)	Schedule 13G filed with the Securities and Exchange Commission on behalf of Barclays Global Investors, NA, Barclays Global Fund Advisors, Barclays Global Investors, Ltd. and Barclays Global Investors Japan Trust and Banking Company Limited states that as of January 31, 2006, Barclays Global Investors, NA is the beneficial owner of 419,169 common shares, with sole voting power with respect to 355,715 common shares and sole dispositive power with respect to 419,169 common shares, that Barclays Global Fund Advisors is the beneficial owner of 343,863 common shares, with sole voting and sole dispositive power over all these shares and that Barclays Global Investors, Ltd. and Barclays Global Investors Japan Trust and Banking Company Limited are not beneficial owners and do not have sole dispositive power over any common shares. The schedule further states that the shares reported are held by the company in trust accounts for the economic benefit of the beneficiaries of those accounts.

Security Ownership of Management

The following table shows, as of September 30, 2006, the number of shares of Libbey’s Inc.’s common stock, and percentage of all issued and outstanding shares of Libbey’s Inc.’s common stock, that are beneficially owned (unless otherwise indicated) by our directors, the executive officers named in the Executive

Summary Compensation Table below and Libbey’s Inc.’s directors and executive officers as a group. Libbey’s Inc.’s address is the address of each director and executive officer set forth below. The shares owned by the executive officers set forth below include the shares held in their accounts in the Retirement Savings Plan. An asterisk indicates ownership of less than one percent of the outstanding stock.

	Amount and
	Nature of
	Beneficial	Percent
Name of Beneficial Owner	Ownership(1)	of Class

Carlos V. Duno	1,000	*
William A. Foley(2)	100	*
Daniel P. Ibele(3)	79,763	*
Susan A. Kovach(3)	24,385	*
Peter C. McC. Howell(2)(4)	1,750	*
John F. Meier(3)(5)	280,082	1.96
Deborah G. Miller(2)	2,000	*
Carol B. Moerdyk(2)	900	*
Gary L. Moreau	500	*
Richard I. Reynolds(3)	206,656	1.44
Terence P. Stewart(2)	1,928	*
Kenneth G. Wilkes(3)	120,877	*

Directors & Executive Officers as a Group(3)(2)	887,386	6.14

(1)	For purposes of this table, a person or group of persons is deemed, as of a given date, to have beneficial ownership of any shares that the person has the right to acquire within 60 days after that date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security that the person has the right to acquire within 60 days of that date is deemed outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person not owning a similar right. The information includes all currently exercisable options granted to Messrs. Meier, Reynolds, Wilkes and Ibele and Ms. Kovach. The number of shares beneficially owned includes shares subject to options as follows: Mr. Meier — 220,000; Mr. Reynolds — 163,000; Mr. Wilkes — 100,000; Mr. Ibele — 71,500; Ms. Kovach — 22,000; and all executive officers as a group — 719,147.

(2)	Pursuant to the Directors’ Deferred Compensation Plan, each outside director may elect to defer all or a portion of the annual retainer and fees paid to the director into an account, the value of which is based upon the value of our common stock plus dividends. Pursuant to the 2006 Deferred Compensation Plan for Outside Directors, adopted effective January 1, 2006, each outside director may elect to defer all or a portion of the annual retainer and fees paid to the director either into a subaccount that is deemed invested in our common stock or a subaccount that has a fixed rate of return equal to the average yield on 10-year treasuries (determined as of the last day of the calendar quarter in which interest is being computed). As of September 30, 2006, each of Messrs. Foley, Howell, Stewart and Moreau, Ms. Miller and Ms. Moerdyk had balances in these accounts equal to the following number of shares, which are not included in the above table: Mr. Foley — 11,516 shares; Mr. Howell — 5,534 shares; Ms. Miller — 2,142 shares; Ms. Moerdyk — 16,983 shares; Mr. Moreau — 977 shares; and Mr. Stewart — 13,568 shares.

(3)	The table includes the number of equivalent shares of common stock that Messrs. Meier, Reynolds, Wilkes and Ibele and Ms. Kovach, and all officers as a group, held in the Libbey Inc. Retirement Savings Plan as of September 30, 2006.

(4)	Includes 750 shares held by family members of Mr. Howell. Mr. Howell disclaims any beneficial interest in these shares.

(5)	Includes 8,406 shares held by family members of Mr. Meier. Mr. Meier disclaims any beneficial interest in these shares.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of certain provisions of the instruments evidencing our material indebtedness, the material indebtedness of Libbey and the material indebtedness of our subsidiaries. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of each debt instrument summarized below, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

Senior Secured Credit Facility

Simultaneously with the consummation of the offering of the outstanding notes, we entered into a senior secured credit facility. The following summarizes the terms of our senior secured credit facility.

The Facility

The senior secured credit facility is available to us and Libbey Europe B.V. for extensions of credit in Dollars or in Euros (in the latter case not exceeding the Dollar equivalent of $75,000,000 in the aggregate). The Dutch subfacility is available only to Libbey Europe B.V. for extensions of credit in Dollars or in Euros.

Our credit availability is equal to (i) the lesser of the maximum amount of the facility and the amount determined pursuant to a borrowing base minus (ii) the sum of the aggregate outstanding amount of credit extensions under the facility (net of credit extensions under the Dutch subfacility). The borrowing base is equal to the sum of (i) up to 85% of eligible accounts receivable, (ii) the lesser of (A) up to 65% of eligible inventory, (B) up to 85% of the net orderly liquidation value of eligible inventory and (C) $75.0 million, and (iii) the lesser of (A) 50% of the fair market value of eligible real estate plus 75% of the net orderly liquidation value of eligible equipment and (B) $25.0 million, in each case, of us and our domestic subsidiaries, and in each case less reserves that may be established by the agent from time to time.

Libbey Europe B.V. generally has the same borrowing availability as we do; in addition, Libbey Europe B.V. may have credit availability under the Dutch subfacility. However, the aggregate credit availability of Libbey Europe B.V. under the senior secured credit facility (including the Dutch subfacility) is capped at $75.0 million.

The credit availability of Libbey Europe B.V. under the Dutch subfacility is equal to (i) the lesser of $25.0 million (which amount may be increased in connection with the exercise of the commitment increase feature) and an amount determined pursuant to the borrowing base applicable to the Dutch subfacility minus (ii) the sum of the aggregate amount of credit extensions outstanding under the Dutch subfacility.

The borrowing base for extensions of credit to Libbey Europe B.V. under the Dutch subfacility is determined in accordance with a similar formula as is used to calculate our borrowing base; however, taking into account instead the eligible accounts receivable, inventory, equipment and real estate as may be agreed in the future of the parent of Libbey Europe B.V., Libbey Europe B.V. and certain of its subsidiaries.

Furthermore, the administrative agent for the facility may in its sole discretion cause us to make borrowings for certain purposes, including, without limitation, to preserve or protect the collateral. Borrowing availability for these protective advances will be equal to (i) the maximum amount of the facility minus (ii) the sum of the aggregate amount of credit extensions outstanding under the facility.

Availability

Amounts available under the senior secured credit facility may be borrowed, repaid and reborrowed, and letters of credit may be issued, until the maturity date thereof, in each case subject to the satisfaction of certain conditions to funding, and were used to finance the Acquisition (and related fees and expenses), refinance existing indebtedness and may also be used for working capital and general corporate purposes, including permitted investments and permitted acquisitions.

Maturity and Prepayments

The senior secured credit facility will terminate and all amounts outstanding under it will be due and payable in full six months following the fourth anniversary of the closing date. Advances under the revolving credit facility may be prepaid at our option, upon notice and in mutually agreed upon minimum principal amounts and multiples, without premium or penalty (except, in the case of LIBOR borrowings, breakage and redeployment costs related to prepayments not made on the last day of the relevant interest period). We are able to cancel the commitments under the facility upon the payment in full of all loans under it and all other obligations in respect of it and the cancellation and return (or cash collateralization, at the discretion of the facility agent, backstop) of all letters of credit issued under it. Upon the occurrence of certain events advances under the revolving credit facility will be subject to mandatory prepayments.

Guarantees, Security and Intercreditor Agreement

All borrowings by us or Libbey Europe B.V. under the senior secured credit facility are (a) secured by a first priority security interest in (i) substantially all assets of us and substantially all of our present and future direct and indirect domestic subsidiaries, (ii) (A) 100% of our stock, (B) 100% of the stock of substantially all of our present and future direct and indirect domestic subsidiaries, (C) 100% of the non-voting stock of substantially all of our first-tier present and future foreign subsidiaries and (D) 65% of the voting stock of substantially all of our first-tier present and future foreign subsidiaries, and (iii) substantially all proceeds and products of the property and assets described in clauses (i) and (ii) above, and (b) guaranteed by the parent and substantially all of our present and future direct and indirect domestic subsidiaries. Additionally, borrowings by Libbey Europe B.V. under the senior secured credit facility are (a) secured by a first priority security interest in (i) substantially all of the assets of Libbey Europe B.V., the parent of Libbey Europe B.V. and certain of its subsidiaries (ii) 100% of the stock of Libbey Europe B.V. and certain of the subsidiaries of Libbey Europe B.V., and (iii) substantially all proceeds and products of the property and assets described in clauses (i) and (ii) above, and (b) guaranteed by the parent of Libbey Europe B.V. and certain subsidiaries of Libbey Europe B.V.

The collateral agent under the senior secured credit facility entered into an intercreditor agreement with the trustee for the holders of the outstanding notes and the exchange notes and the trustee for the holders of the private placement notes. The intercreditor agreement provides for the relative priorities (and certain other rights) of the lenders and the holders of the outstanding notes and exchange notes in respect of the collateral. For a more detailed description of the terms of the intercreditor agreement, see “Description of Exchange Notes — Collateral — Intercreditor Agreement.”

Interest

Borrowings under the senior secured credit facility denominated in Dollars may be made as ABR loans (with interest accruing at the greater of the prime rate and the overnight federal funds rate plus 1/2%) or LIBOR loans at our election. Swingline Loans denominated in Dollars will be made as ABR Loans. Borrowings denominated in Euros will be made as LIBOR loans or will bear interest at a rate determined by the administrative agent in its reasonable discretion. The interest rates payable under the senior secured credit facility depend on the type of loan. The initial applicable margin with respect our LIBOR loans will be 1.75% and for our ABR loans will be 0.0%. After six full months, the applicable margin will be subject to adjustment based on established excess availability under the senior secured credit facility.

We may select interest periods of one, two, three or six months for LIBOR borrowings. Interest will be calculated on the basis of a 360-day year (365/366 day year with respect to ABR loans) and will be payable quarterly for ABR loans and at the end of each interest period for LIBOR loans (but not less frequently than quarterly). Upon notice by the requisite lenders all obligations will bear interest, during the continuance of an event of default, at a rate per annum equal to 2.0% in excess of the otherwise applicable interest rate then in effect. This default interest will be payable upon demand. Over due interest, fees and certain other amounts will bear interest at a rate per annum equal to 2.0% in excess of the rate applicable to ABR loans.

Fees

The senior secured credit facility contains certain customary fees, including letter of credit fees and commitment fees for our revolving credit facility based upon the unutilized portion of available commitments.

Covenants

The senior secured credit facility contains various covenants customary for similar credit facilities, including, but not limited to covenants pertaining to:

•	incurrence of indebtedness;

•	sales and lease-backs;

•	guarantee obligations;

•	incurrence of liens;

•	restrictions on fundamental changes;

•	sales of assets;

•	restricted payments;

•	investments, loans, advances, guarantees and acquisitions;

•	optional payments and modifications of certain debt (including the notes);

•	modification of material documents;

•	capital expenditures;

•	hedging arrangements;

•	transactions with affiliates;

•	changes in fiscal year;

•	negative pledge clauses;

•	compliance with law;

•	payment of certain obligations;

•	maintenance of existence and material property, rights and privileges;

•	appraisals;

•	environmental compliance;

•	depository arrangements;

•	insurance; and

•	providing various notices and financial and collateral reporting.

Financial Covenants

The senior secured credit facility contains financial covenants customary for similar credit facilities, including, without limitation, a minimum fixed charge coverage ratio. These financial covenants will become effective at any time that availability under the facility is less than $15,000,000 and will remain in effect until availability is sustained at $25,000,000 or more.

Events of Default

The senior secured credit facility contains customary events of default, including, without limitations, defaults related to:

•	failure to make payments when due;

•	default or acceleration event in certain other material debt agreements;

•	noncompliance with covenants;

•	breaches of representations and warranties;

•	certain bankruptcy related events;

•	judgments in excess of specified amounts;

•	certain ERISA related events;

•	actual or asserted invalidity of certain documents related to the senior secured credit facility (including the intercreditor agreement); and

•	change in control.

Private Placement Notes

Simultaneously with the consummation of the offering of the outstanding notes, we issued $102.0 million of senior subordinated secured pay-in-kind notes due 2011 in a private placement pursuant to an indenture. The following summarizes the terms of the private placement notes.

Maturity

The private placement notes will mature on December 1, 2011, which is the date five years and approximately six months after the issuance date.

Interest

For any interest period through June 1, 2009, we will pay interest on the private placement notes by increasing the principal amount of the private placement notes (“PIK Interest”). Thereafter, we will pay interest entirely in cash (“Cash Interest”).

Cash Interest and PIK Interest will accrue at a rate of interest equal to 16% per annum. When we pay PIK Interest, we will increase the principal amount of the private placement notes in an amount equal to the amount of PIK Interest for the applicable interest payment period. The private placement notes will bear interest on the increased principal amount thereof from and after the applicable interest payment date on which a payment of PIK Interest is made.

Interest will be payable on June 1 and December 1 of each year, commencing on December 1, 2006.

Guarantees

The private placement notes have the same guarantees as the outstanding notes and exchange notes, but the guarantees are subordinated to the obligations under our senior secured credit facility and the outstanding notes and exchange notes.

Collateral

Our obligations under the private placement notes are secured by a third-priority lien, subject to permitted liens, on collateral consisting of substantially all the tangible and intangible assets of Libbey Glass and its subsidiary guarantors that secure all of the indebtedness under our senior secured credit facility, including the collateral securing the outstanding notes and exchange notes. The collateral does not include the assets of non-guarantor subsidiaries that secure our senior secured credit facility.

Covenants

The private placement notes contain covenants that are substantially similar to the covenants contained in this prospectus related to the outstanding notes and exchange notes, but reflecting the senior subordinated status of the private placement notes.

Ranking

The private placement notes and the related guarantees are subordinated in right of payment to the obligations under our senior secured credit facility and the outstanding notes and exchange notes.

Optional Redemption

The private placement notes are redeemable at our option, in whole or in part, at any time on or after the later of (i) June 1, 2008 and (ii) the expiration of the non-call period for the outstanding notes and exchange notes (the “Non-Call Period”), at the following redemption prices plus accrued and unpaid interest, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on June 2 of the years indicated below:

1st year following expiration of Non-Call Period	112%
2nd year following expiration of Non-Call Period	108%
3rd year following expiration of Non-Call Period	104%
4th year following expiration of Non-Call Period	100%

Prior to the expiration of the Non-Call Period, we may on any one or more occasions redeem up to 35% of the original principal amount of the private placement notes with the proceeds of one or more equity offerings at a redemption price of 100% of the principal amount thereof plus a premium equal to the coupon then in effect, plus accrued and unpaid interest, if any, to the date of redemption.

Mandatory Offers to Purchase

We are required to offer to purchase the private placement notes upon a change of control or certain asset dispositions on terms that are substantially identical to the terms of the outstanding notes and exchange notes, but subject to the restricted payment features of the exchange notes and reflecting the subordinated ranking of the private placement notes.

Warrants

The private placement notes were issued with detachable warrants, which, when exercised, will entitle the holders thereof to acquire 485,309 shares of Libbey Inc. common stock.

The exercise price of the warrants is equal to $11.25.

The warrants are exercisable on or after June 16, 2006 and will expire on December 1, 2011. Warrant holders will not have voting rights.

The warrant holders have demand and piggyback registration rights that may be require the filing of registration statements no earlier than one year after the closing.

China Construction Loan

On January 23, 2006, Libbey Glassware (China) Co., Ltd. (“Libbey China”), an indirect wholly-owned subsidiary of Libbey, entered into the China Construction Loan.

Pursuant to the China Construction Loan, CCBC agreed to lend to Libbey China RMB 250 million, or approximately $31 million, in connection with the construction of Libbey’s production facility in China.

Term

The Loan Contract has a term of eight years.

Interest

Borrowings under the Loan Contract bear interest at a variable rate announced by the People’s Bank of China, to be adjusted annually. As of the date of the initial advance under the Loan Contract, the annual interest rate was 5.51%. Interest is payable quarterly.

Mandatory Payments

A payment of principal in the amount of RMB 30 million (approximately $3.8 million) must be made on July 20, 2012, and a payment of principal in the amount of RMB 40 million (approximately $5.0 million) must be made on December 20, 2012. In addition, three payments of principal in the amount of RMB 60 million (approximately $7.5 million) each must be made on July 20, 2013, December 20, 2013 and January 20, 2014.

Guarantees

The obligations of Libbey China under the Loan Contract are secured by a guarantee executed by Libbey for the benefit of CCBC.

Covenants

None.

Promissory Note

On August 31, 2001, Libbey Glass Inc. issued a $2,660,000 promissory note to Wells Fargo Bank Nebraska National Association in connection with the purchase of its Laredo, Texas warehouse facility, which promissory note is secured by a first deed of trust on the real estate in Laredo. Pursuant to a payment schedule, starting October 1, 2001, monthly payments of $22,446.59 are made on the first day of each month. Libbey Glass Inc. has the right to prepay all or any part of the unpaid principal balance, at any time without penalty, after the end of the fifth year from the date of the promissory note. At December 31, 2005 and September 30, 2006, the total amount outstanding under the promissory note was $2,131,000 and $2,022,000, respectively.

Term

The promissory note matures on September 1, 2016.

Interest

The promissory note bears an interest rate of 6% per annum.

Covenants

None.

Obligations under Capital Leases

Libbey leases certain machinery and equipment under agreements that are classified as capital leases. The future minimum lease payments under these capital leases as of December 31, 2005, are as follows: $664,000 in 2006, $653,000 in 2007, $637,000 in 2008 and $249,000 in 2009.

Other Debt

Libbey had other debt at December 31, 2005 and September 30, 2006 of $2.1 million and $1.9 million, respectively, representing government-subsidized loans for equipment purchases at its Portuguese subsidiary, Crisal.

DESCRIPTION OF EXCHANGE NOTES

Definitions of certain terms used in this Description of Exchange Notes may be found under the heading “Certain Definitions.” For purposes of this section, (1) the terms “Company”, “Libbey Glass,” “we,” “our” and “us” refer only to Libbey Glass Inc. and not to Libbey Inc. or any Subsidiaries of Libbey Glass Inc., (2) the term “Parent” refers to Libbey Inc., (3) the term “Subsidiary Guarantors” refers to the Company’s direct and indirect Domestic Subsidiaries existing on June 16, 2006, that Guaranteed the Outstanding Notes, (4) the term “Outstanding Notes” means the Notes of the Company issued on June 16, 2006 and (5) the term “Notes” means the Exchange Notes and the Outstanding Notes, in each case outstanding at any given time and issued under the Indenture (as defined below). Certain other defined terms used in this description but not defined herein have the meanings assigned to them in the Indenture. The Notes are obligations solely of the Company, the Parent and the Subsidiary Guarantors.

Libbey Glass issued the Outstanding Notes to the initial purchasers on June 16, 2006. The initial purchasers subsequently resold the Outstanding Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside of the United States in reliance on Regulation S under the Securities Act. Libbey Glass issued the Outstanding Notes and will issue the Exchange Notes under an Indenture (the “Indenture”) among itself, the Parent, the Subsidiary Guarantors (together with the Parent, the “Note Guarantors”) and The Bank of New York Trust Company, N.A., as trustee (the “Trustee”). The terms of the Exchange Notes are identical in all material respects to the Outstanding Notes except that, upon completion of the exchange offer, the Exchange Notes will be:

•	registered under the Securities Act; and

•	free of any covenants regarding exchange registration rights.

In addition, the Exchange Notes are new issues of securities and will not be listed on any securities exchange or included in any automated quotation system. The Indenture contains provisions that define your rights under the Notes. In addition, the Indenture governs the obligations of the Issuers and of each Guarantor under the Notes. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is intended to be a useful overview of the material provisions of the Notes and the Indenture. Since this description of Exchange Notes is only a summary, you should refer to the Indenture for a complete description of the obligations of Libbey Glass and your rights. You may obtain a copy of the Indenture from the Company at its address set forth elsewhere in this prospectus. See “Where You Can Find Additional Information.”

General

The Exchange Notes.  We will issue an aggregate principal amount of $306.0 million of Exchange Notes in the exchange offering. The Notes:

•	are senior secured obligations of Libbey Glass;

•	are limited to an aggregate principal amount of $306.0 million, subject to our ability to issue Additional Senior Secured Notes;

•	will mature on June 1, 2011;

•	will be issued in denominations of $1,000 and integral multiples of $1,000;

•	will be represented by one or more registered Notes in global form, but in certain circumstances may be represented by Notes in definitive form. See “Book-Entry Settlement and Clearance;”

•	rank equally in right of payment to any future senior Indebtedness of Libbey Glass and the Note Guarantors, without giving effect to collateral arrangements;

•	will be secured by second-priority Liens, subject to Permitted Liens, in substantially all of the tangible and intangible assets of Libbey Glass and the Note Guarantors, now owned or hereafter acquired by

Libbey Glass and any Note Guarantors, that secure borrowings by Libbey Glass under the Senior Secured Credit Agreement on a first-priority basis, including all of the Capital Stock of Libbey Glass owned by the Parent (with the exception of pledges of stock of Subsidiary Guarantors to the extent that they would require the filing with the SEC of separate financial statements of the Subsidiary Guarantors), and the Collateral will also secure obligations under the Private Placement Notes on a third-priority basis;

•	will be effectively subordinated to the Credit Agreement Obligations to the extent of the value of the Collateral;

•	will be senior in right of payment to the Private Placement Notes;

•	will not be secured by any of the assets of Non-Guarantor Restricted Subsidiaries;

•	will be effectively senior to all of Libbey Glass’s and the Note Guarantors’ existing and future Indebtedness (other than Indebtedness outstanding under the Senior Secured Credit Agreement and Indebtedness that under the terms of the Indenture is permitted to be secured by the Collateral on an equal and ratable basis with the Notes) to the extent of the value of the Collateral;

•	are unconditionally guaranteed on a senior basis by the Parent and each Restricted Subsidiary of Libbey Glass that guarantees other Indebtedness of Libbey Glass or other Subsidiary Guarantors. See “— Note Guarantees;” and

•	are expected to be eligible for trading in the PORTAL market.

Interest.  Interest on the Notes compounds semi-annually and:

•	accrues at a rate per annum equal to LIBOR plus 7.0%, as determined by the calculation agent (the “Calculation Agent”), which shall initially be the Trustee;

•	accrues from the most recent date to which interest has been paid or, if no interest has been paid, from June 16, 2006;

•	is payable in cash semi-annually in arrears on June 1 and December 1 (each an “Interest Payment Date”), commencing on December 1, 2006;

•	is payable to holders of record at the close of business on the May 15 and November 15 immediately preceding the relevant Interest Payment Date; and

•	is computed on the basis of a 360-day year for the actual number of days elapsed.

Notwithstanding the foregoing, if any Interest Payment Date (other than an Interest Payment Date at maturity) would otherwise be a day that is not a business day, then the interest payment will be postponed to the next succeeding business day (except if that business day falls in the next succeeding calendar month, then interest will be paid on the immediately preceding business day). If the maturity date of the Notes is a day that is not a business day, all payments to be made on that day will be made on the next succeeding business day, with the same force and effect as if made on the maturity date, and no additional interest will be payable as a result of the delay in payment.

The LIBOR component of the interest rate will be reset semi-annually by the Calculation Agent. LIBOR will be determined with respect to an Interest Period on the second London Banking Day preceding the first day of the Interest Period. The interest rate for each Interest Period (other than with respect to the period commencing June 16, 2006 and continuing until November 30, 2006 for which the LIBOR component will be determined on June 14, 2006) will be adjusted with effect from the Interest Payment Date on which the Interest Period begins.

The amount of interest for each day that the Notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for the day by 360 and multiplying the result by the principal amount of the Notes outstanding. The amount of interest to be paid on the Notes for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period.

All percentages resulting from any calculation of interest will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or 0.09876545) being rounded to 9.87655% (or 0.0987655)) and all dollar amounts used in or resulting from the calculations will be rounded to the nearest cent (with one-half cent being rounded upwards). In no event shall the actual interest rate exceed that permitted by applicable law.

Payments on the Notes; Paying Agent and Registrar

We will pay principal of, premium, if any, and interest on the Senior Secured Notes at the office or agency designated by Libbey Glass in the Borough of Manhattan, The City of New York, except that we may, at our option, pay interest on the Notes by check mailed to holders of the Notes at their registered addresses as they appear in the Registrar’s books. We have initially designated the corporate trust office of the Trustee in New York, New York to act as our Paying Agent and Registrar. We may, however, change the Paying Agent or Registrar without prior notice to the holders of the Notes, and Libbey Glass or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

We will pay principal of, premium, if any, and interest on, Senior Secured Notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of the global Note.

Transfer and Exchange

A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by Libbey Glass, the Trustee or the Registrar for any registration of transfer or exchange of Notes, but Libbey Glass may require a holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. Libbey Glass is not required to transfer or exchange any Note selected for redemption. Also, Libbey Glass is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered holder of a Note will be treated as the owner of it for all purposes.

Optional Redemption

Except as described below, the Notes are not redeemable until June 1, 2008. On and after June 1, 2008, Libbey Glass may redeem all or, from time to time, a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on June 1 of the years indicated below:

Year	Percentage

2008	107.50%
2009	102.50%
2010 and thereafter	100.00%

Prior to June 1, 2008, Libbey Glass may on any one or more occasions redeem up to 35% of the original principal amount of the Notes with the Net Cash Proceeds of one or more Equity Offerings at a redemption price of 100% of the principal amount thereof plus a premium equal to the interest rate per annum on the Notes applicable on the date on which notice of redemption was given, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

(1) at least 65% of the original principal amount of the Notes remains outstanding after each such redemption; and

(2) the redemption occurs within 90 days after the closing of the Equity Offering.

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business, on the record date, and no additional interest will be payable to holders whose Notes will be subject to redemption by Libbey Glass.

In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to the Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note.

Libbey Glass is not required to make mandatory redemption payments or sinking fund payments with respect to the Notes.

Libbey Glass may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as the acquisition does not otherwise violate the terms of the Indenture.

Ranking

The Notes are general obligations of Libbey Glass that rank senior in right of payment to all existing and future Indebtedness that is expressly subordinated in right of payment to the Notes, such as the Private Placement Notes. The Notes rank equally in right of payment with all existing and future liabilities of Libbey Glass that are not so subordinated and will be effectively subordinated to all of our senior secured Indebtedness secured on a first-priority basis to the extent of the value of the assets securing the senior secured indebtedness and to all liabilities of our Subsidiaries that do not guarantee the Notes. In addition, the Notes are effectively senior to the future and existing senior unsecured Indebtedness and other liabilities, including trade payables, of Libbey Glass, and to the Private Placement Notes, to the extent of the value of the Collateral. The liens securing the Notes are also second-priority liens while the liens securing the Senior Secured Credit Agreement are first-priority liens and the lien securing the Private Placement Notes are third-priority liens. In the event of bankruptcy, liquidation, reorganization or other winding up of Libbey Glass or its Subsidiary Guarantors or upon a default in payment with respect to, or the acceleration of, any Indebtedness under the Senior Secured Credit Agreement, the assets of Libbey Glass and its Subsidiary Guarantors that secure the Indebtedness will be available to pay obligations on the Notes and the Subsidiary Guarantees only after all Indebtedness under the Senior Secured Credit Agreement has been repaid in full from the assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the Notes and the Subsidiary Guarantees then outstanding.

As of September 30, 2006:

•	outstanding Indebtedness of Libbey Glass and the Subsidiary Guarantors was 401.5 million, all of which was secured; and

•	Libbey Glass and the Subsidiary Guarantors had $603.6 million of liabilities (excluding intercompany liabilities and Guarantees of the Senior Secured Credit Agreement, the Indenture and the indenture governing the Private Placement Notes).

Note Guarantees

The Note Guarantors have, jointly and severally, unconditionally guaranteed on a senior secured basis Libbey Glass’s obligations under the Notes and all obligations under the Indenture. Each Note Guarantee is secured on a second-priority basis by the portion (if any) of the Collateral owned by the Note Guarantor. The

Note Guarantees are effectively senior to all of the Note Guarantors’ existing and future senior unsecured Indebtedness, to the extent of the value of the Collateral. The Note Guarantees are effectively subordinated to the Note Guarantors’ obligations under the Senior Secured Credit Agreement to the extent of the value of the Collateral that secures Credit Agreement Obligations on a first- priority basis, as described below under “Collateral.” The Note Guarantors have agreed to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) Incurred by the Trustee or the holders in enforcing any rights under the Note Guarantees. The obligations of the Note Guarantors under the Note Guarantees rank equally (without giving effect to collateral arrangements) in right of payment with other Indebtedness of the Note Guarantors, except to the extent the other Indebtedness is expressly subordinated to the obligations arising under the Note Guarantees, such as the Private Placement Notes. On the Issue Date, all of the domestic Subsidiaries of Libbey Glass were Subsidiary Guarantors.

Although the Indenture limits the amount of indebtedness that Restricted Subsidiaries may Incur, that indebtedness may be substantial.

The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee are limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

If a Subsidiary Guarantor is sold or disposed of (whether by merger, consolidation, the sale of its Capital Stock or the sale of all or substantially all of its assets (other than by lease)) and whether or not the Subsidiary Guarantor is the surviving corporation in such transaction to a Person that is not Libbey Glass or a Restricted Subsidiary of Libbey Glass, the Subsidiary Guarantor will be released from its obligations under its Subsidiary Guarantee if:

(1) the sale or other disposition is in compliance with the Indenture, including the covenants “Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” (it being understood that only the portion of the Net Available Cash that is required to be applied on or before the date of the release in accordance with the terms of the Indenture needs to be applied in accordance therewith at such time), “Certain Covenants — Limitation on Sales of Capital Stock of Restricted Subsidiaries” and “Certain Covenants — Merger and Consolidation;” and

(2) all the obligations of the Subsidiary Guarantor under all Credit Facilities and related documentation and any other agreements relating to any other Indebtedness of Libbey Glass or its Restricted Subsidiaries terminate upon consummation of the transaction.

If a Subsidiary Guarantor is released and discharged in full from all of its obligations under its Guarantee of Indebtedness under the Senior Secured Credit Agreement and all other Indebtedness of Libbey Glass and its Restricted Subsidiaries, including a Guarantee under the indenture governing the Private Placement Notes, then the Subsidiary Guarantor will be released from its obligations under its Subsidiary Guarantee as specified under the covenant “Certain Covenants — Future Subsidiary Guarantors.”

In addition, a Subsidiary Guarantor will be released from its obligations under the Indenture, its Subsidiary Guarantee and the Registration Rights Agreement if Libbey Glass designates the Subsidiary as an Unrestricted Subsidiary and the designation complies with the other applicable provisions of the Indenture or in connection with any legal defeasance of the Notes or upon satisfaction and discharge of the Indenture, each in accordance with the terms of the Indenture.

Collateral

Assets Pledged as Collateral

The Notes and Note Guarantees are secured by (a) second-priority Liens, subject to Permitted Liens, in substantially all of the tangible and intangible assets of Libbey Glass and the Note Guarantors (with the exception of pledges of stock of Subsidiary Guarantors to the extent that they would require the filing with the SEC of separate financial statements of the Subsidiary Guarantors), and (b) second-priority Liens, subject to

Permitted Liens, on all of the Capital Stock of Libbey Glass owned by the Parent, in each case to the extent that Credit Agreement Obligations are secured by first-priority Liens thereon.

From and after the Issue Date, if the Parent, Libbey Glass or any Note Guarantor creates any additional security interest upon any property to secure any Credit Agreement Obligations or any other obligations that are secured equally and ratably with the Notes by second-priority Liens on the Collateral, it must concurrently grant at least a second-priority security interest upon the property as security for the Notes substantially concurrent with granting any such additional security interest.

Even though the Senior Secured Notes and Note Guarantees are secured, pursuant to the terms of the Collateral Documents and the Intercreditor Agreement, the security interests in the Collateral securing the Notes and the Note Guarantees under the Collateral Documents rank junior in priority to any and all security interests in the Collateral at any time granted to secure the Credit Agreement Obligations and will rank equally in priority with the security interests in the Collateral securing any other Pari Passu Secured Indebtedness. In addition, the Notes are not secured by any of the assets of any Restricted Subsidiary that is not a Note Guarantor. See “Risk Factors — Risks Related to the Exchange Notes.”

Intercreditor Agreement

The holders of the Private Placement Notes or their agent, the Collateral Agent and the agent under the Senior Secured Credit Agreement entered into the Intercreditor Agreement. If any other Indebtedness is designated as Credit Agreement Obligations or Pari Passu Secured Indebtedness or Third Party Indebtedness (as defined in the Intercreditor Agreement), the representatives of the holders of such other Indebtedness will also become party to the Intercreditor Agreement and, in the case of such Pari Passu Secured Indebtedness, will designate The Bank of New York Trust Company, N.A. as Collateral Agent on their behalf. Pursuant to the terms of the Intercreditor Agreement, prior to the discharge of the first-priority Liens securing the Credit Agreement Obligations, the agent under the Senior Secured Credit Agreement will determine the time and method by which the security interests in the Collateral will be enforced. Neither the Collateral Agent nor the holders of the Private Placement Notes (or their agent, if any) will be permitted to enforce the security interests and certain other rights related to the Notes or the Private Placement Notes, respectively, even if an Event of Default has occurred and the Notes or the Private Placement Notes have been accelerated except in any insolvency or liquidation proceeding, as necessary to file a claim or statement of interest with respect to the Notes, any Note Guarantee or the Private Placement Notes, except as described in the following paragraphs, and except in certain other limited situations. After the discharge of the first-priority Liens securing the Credit Agreement Obligations, the Collateral Agent, acting at the instruction of the holders of a majority in principal amount of the Notes and any Pari Passu Secured Indebtedness, voting as one class, in accordance with the provisions of the Indenture and the Collateral Documents, will determine the time and method by which the security interests in the Collateral will be enforced and, if applicable, will distribute proceeds (after payment of the costs of enforcement and Collateral administration) of the Collateral received by it under the Collateral Documents for the ratable benefit of the holders of the Notes and the Pari Passu Secured Indebtedness.

The Collateral Agent may exercise rights and remedies with respect to the security interests after the passage of a period of 180 days from the date on which the Collateral Agent has notified the agent under the Senior Secured Credit Agreement that a default has occurred, the obligations under the Notes have been accelerated and a demand for payment has been made, but only to the extent that the agent under the Senior Secured Credit Agreement is not diligently pursuing the exercise of its rights and remedies with respect to its security interests, or has been stayed by operation of law or any court order from pursuing such rights and remedies.

The holders of the Private Placement Notes, or their agent, if any, may exercise rights and remedies with respect to their security interests after the passage of a period of (1) 360 days from the date on which the holders of the Private Placement Notes (or their agent, if any) have notified the agent under the Senior Secured Credit Agreement and the Collateral Agent for the Notes or (2) if the obligations under the Senior Secured Credit Agreement have been paid in full, 180 days from the date on which the holders of the Private

Placement Notes (or their agent, if any) have notified the Collateral Agent for the Notes that: a default has occurred, the obligations under the Private Placement Notes have been accelerated and a demand for payment has been made, but only to the extent that in the case of clause (1), both the agent under the Senior Secured Credit Agreement and the Collateral Agent for the Notes, and in the case of clause (2), the Collateral Agent for the Notes, are not diligently pursuing the exercise of their respective rights and remedies with respect to their respective security interests, or have been stayed by operation of law or any court order from pursuing such rights and remedies.

The rights of the holders of the Notes with respect to the Collateral securing the Notes and the Note Guarantees will be materially limited pursuant to the terms of the Intercreditor Agreement. Under the terms of the Intercreditor Agreement, the holders of the Notes and the holders of Pari Passu Secured Indebtedness will have security interests in the Collateral that rank immediately junior to that of the holders of the first-priority Liens securing the Credit Agreement Obligations (subject to Permitted Liens). Accordingly, any proceeds received upon a realization of the Collateral securing the Notes, Pari Passu Secured Indebtedness and Credit Agreement Obligations will be applied as follows:

(1) first, to the agent for the Credit Agreement Obligations for application to the Credit Agreement Obligations to be applied in the manner set forth in the Senior Secured Credit Agreement and other agreements governing the Credit Agreement Obligations;

(2) second, to the payment of all costs and expenses incurred by the Trustee and Collateral Agent in connection with the collection of proceeds from the sale of any Collateral or otherwise in connection with the Indenture and any documents relating to any Pari Passu Secured Indebtedness, the Collateral Documents and the Intercreditor Agreement (including all existing claims for indemnification under the Indenture) including all court costs and the reasonable fees and expenses of their agents and legal counsel, the repayment of all advances made by the Trustee or Collateral Agent on behalf of Libbey Glass or any Note Guarantor and any other costs or expenses incurred in connection with the exercise of any right or remedy of the holders of the Notes and the Pari Passu Secured Indebtedness;

(3) third, to pay the Notes, any accrued and unpaid interest thereon, including additional interest and any other amounts due under the Indenture, and the Pari Passu Secured Indebtedness, pro rata, based on the respective amounts of the Notes and the Pari Passu Secured Indebtedness then outstanding;

(4) fourth, to the holders of the Private Placement Notes or their agent, if any, for application to obligations under the Private Placement Notes to be applied in the manner set forth in the indenture and other agreements governing obligations under the Private Placement Notes; and

(5) fifth, to the extent of the balance of the proceeds after application in accordance with clauses (1), (2) and (3) above, to Libbey Glass or the Note Guarantor, as applicable, their successors or assigns, or as a court of competent jurisdiction may otherwise direct.

Upon notice by the agent under the Senior Secured Credit Agreement as to the acceleration of the Credit Agreement Obligations or the commencement of an action to enforce the Liens securing the Credit Agreement Obligations following an event of default of the Senior Secured Credit Agreement or otherwise (such notice to be provided not less than ten Business Days before any such action is taken, subject to certain exceptions for exigent circumstances), the holders of the Notes and Pari Passu Secured Indebtedness will have the option, to be exercised within a specified period of time, to purchase all Credit Agreement Obligations from the lenders under the Senior Secured Credit Agreement in full in cash at a price equal to 100% of the Credit Agreement Obligations without giving effect to any prepayment premiums thereunder subject to the last sentence of this paragraph. Holders of Notes and any Pari Passu Secured Indebtedness representing 25% of the outstanding principal amount of the Indebtedness may exercise the purchase option by providing notice to the Collateral Agent. The purchase of the Credit Agreement Obligations shall be consummated within 20 Business Days of the Collateral Agent providing notice to the agent under the Senior Secured Credit Agreement of the exercise of the purchase option. In the event that (i) any prepayment premiums were due with respect to any Credit Agreement Obligations and the Credit Agreement Obligations were purchased pursuant to this paragraph and (ii) any surplus proceeds of Collateral remain after the payment in full of the Notes and any Pari Passu

Secured Indebtedness (exclusive of any prepayment premium thereon), then the Collateral Agent on behalf of the holders of the Notes and the Pari Passu Secured Indebtedness shall pay to the agent under the Senior Secured Credit Agreement out of the surplus any prepayment premiums which were due with respect to the Credit Agreement Obligations prior to the payment of any prepayment premiums on the Notes and the Pari Passu Secured Indebtedness. Notwithstanding the foregoing, the Collateral Agent shall have no liability or responsibility for any payments made or to be made under this paragraph.

In the event a bankruptcy proceeding shall be commenced by or against Libbey Glass and Libbey Glass enters into certain debtor-in-possession financings (a “DIP Financing”) in that proceeding, the Liens on the Collateral securing the Notes and the Note Guarantees may, without any further action or consent by the Trustee, the Collateral Agent or the holders of the Notes, be made junior and subordinated to Liens granted to secure the DIP Financings, subject to the granting and approval by the applicable bankruptcy court of adequate protection for the holders of the Notes.

Sufficiency of Collateral

By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the condition of Libbey Glass’s industry, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral would also be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at the time and the timing and the manner of the sale. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time or in an orderly manner. In addition, in the event of a bankruptcy, the ability of the holders to realize upon any of the Collateral may be subject to certain bankruptcy law limitations as described below.

Certain Covenants with Respect to the Collateral

The Collateral is pledged pursuant to the Collateral Documents, which contain provisions relating to the administration, preservation and disposition of the Collateral. The following is a summary of some of the covenants and provisions set forth in the Collateral Documents and the Indenture as they relate to the Collateral.

Maintenance of collateral.  The Indenture and/or the Collateral Documents provide that Libbey Glass and the Note Guarantors shall maintain the Collateral in good, safe and insurable operating order, condition and repair (ordinary wear and tear excepted) and do all other acts as may be reasonably necessary or appropriate to maintain and preserve the value of the Collateral, except where the failure to maintain the value would not have a material adverse effect on the Collateral. The Indenture and/or the Collateral Documents also provide that Libbey Glass and the Note Guarantors shall pay all real estate and other taxes (except for those being contested in good faith and for which adequate reserves have been made), and maintain in full force and effect all material permits and certain insurance coverages, except to the extent that the failure to maintain the permits and coverages follows the sale, in accordance with the Indenture, of the assets to which the permits or coverages relate or where the failure would not have a material adverse effect on the Collateral.

Further assurances.  The Collateral Documents and the Indenture provide that Libbey Glass and the Note Guarantors shall, at their sole expense, do all acts that are reasonably requested by the Collateral Agent and that may be reasonably necessary to confirm that the Collateral Agent holds, for the benefit of the holders of the Notes and the Trustee and the holders of any Pari Passu Secured Indebtedness, duly created, enforceable and perfected and at least second-priority Liens and security interests in the Collateral (subject to Permitted Liens) as contemplated by the Indenture, the Collateral Documents and the Intercreditor Agreement.

As necessary, or upon reasonable request of the Collateral Agent or the Trustee, Libbey Glass and the Note Guarantors shall, at their sole expense, execute, acknowledge and deliver the documents and instruments and take such other actions, as may be necessary or as the Collateral Agent or the Trustee may reasonably request to create, protect, assure, perfect, transfer and confirm the Liens, benefits, property and rights conveyed or intended to be conveyed by the Indenture or the Collateral Documents for the benefit of the holders and the Trustee, including with respect to after-acquired Collateral.

Real estate mortgages and filings.  With respect to any fee interest in certain real property interests identified in a schedule to the Indenture (individually and collectively, the “Premises”) owned by Libbey Glass or a Note Guarantor on the Issue Date or acquired by Libbey Glass or a Note Guarantor after the Issue Date that secures Credit Agreement Obligations:

(1) Libbey Glass shall deliver to the Collateral Agent, as mortgagee or beneficiary, as applicable, fully executed counterparts of Mortgages, each dated as of the Issue Date or, if later, the date the property is pledged to secure the Credit Agreement Obligations, in accordance with the requirements of the Indenture and/or the Collateral Documents, duly executed by Libbey Glass or the applicable Note Guarantor, together with evidence of the completion (or satisfactory arrangements for the completion) of all recordings and filings of the Mortgage (and payment of any taxes or fees in connection therewith) as may be necessary to create a valid, perfected at least second-priority Lien (subject to Permitted Liens) against the properties purported to be covered thereby;

(2) the Collateral Agent shall have received mortgagee’s title insurance policies in favor of the Collateral Agent, as mortgagee for the ratable benefit of itself and the Trustee, the holders of the Notes and the holders of any Pari Passu Secured Indebtedness, in the form necessary, with respect to the property purported to be covered by the Mortgage, to insure that the interests created by the Mortgage constitute valid and at least second-priority Liens on the property free and clear of all Liens, defects and encumbrances, (other than Permitted Liens), each with title insurance policy to be in an amount reasonably satisfactory to the Collateral Agent and to include, to the extent available at a commercially reasonable premium, the endorsements equivalent to those delivered in connection with the Senior Secured Credit Agreement and to be accompanied by evidence of the payment in full of all premiums thereon; and

(3) Libbey Glass shall, or shall cause each Note Guarantor to, deliver to the Collateral Agent, with respect to each of the covered Premises, such filings, surveys (or any updates or affidavits that the title company may reasonably require as necessary to issue the title insurance policies), local counsel opinions, landlord agreements and fixture filings, along with such other documents, instruments, certificates and agreements, as the Collateral Agent and its counsel shall reasonably require to create, evidence or perfect a valid and at least second-priority Lien on the property subject to each such Mortgage (subject to Permitted Liens).

Leasehold interests.  With respect to any leasehold interest in certain real property identified in a schedule to the Indenture (individually and collectively, the “Leased Premises”) leased by Libbey Glass or a Note Guarantor on the Issue Date or leased by Libbey Glass or a Note Guarantor after the Issue Date, Libbey Glass shall, or shall cause each Note Guarantor to deliver to the Collateral Agent, with respect to each of the covered Leased Premises, any landlord waiver, collateral access agreement or other agreement, in form and substance satisfactory to the administrative agent under the Senior Secured Credit Agreement, between the administrative agent and (i) any other person in possession of any Collateral and (ii) any landlord of Libbey Glass of any Note Guarantor where any Collateral is located.

Foreclosure

Upon the occurrence and during the continuance of an Event of Default, the Collateral Documents provide for (among other available remedies) the foreclosure upon and sale of the applicable Collateral by the Collateral Agent and the distribution of the Net Proceeds of any such sale to the holders of the Notes, subject to any prior Liens on the Collateral and the provisions of the Intercreditor Agreement. The Intercreditor Agreement imposes severe restrictions upon the ability of the Collateral Agent to pursue foreclosure. See “— Intercreditor Agreement.” In the event of foreclosure on the Collateral, the proceeds from the sale of the Collateral may not be sufficient to satisfy in full Libbey Glass’s obligations under the Notes.

Certain Bankruptcy Limitations

The right of the Collateral Agent to repossess and dispose of the Collateral upon the occurrence of an Event of Default would be significantly impaired by applicable bankruptcy law in the event that a bankruptcy case were to be commenced by or against Libbey Glass or any Note Guarantor prior to the Collateral Agent having repossessed and disposed of the Collateral. Upon the commencement of a case for relief under Title 11 of the United States Code, as amended (the “Bankruptcy Code”), a secured creditor such as the Collateral Agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from the debtor or any other Collateral, without bankruptcy court approval.

In view of the broad equitable powers of a U.S. bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could repossess or dispose of the Collateral, the value of the Collateral at the time of the bankruptcy petition or whether or to what extent holders of the Notes would be compensated for any delay in payment or loss of value of the Collateral. The Bankruptcy Code permits only the payment and/or accrual of post-petition interest, costs and attorneys’ fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of the Collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the Collateral, including any obligation secured on a priority basis.

Furthermore, in the event a bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the Notes after payment of any priority claims, the holders of the Notes would hold secured claims only to the extent of the value of the Collateral to which the holders of the Notes are entitled, and unsecured claims with respect to the shortfall.

Release

The Liens on the Collateral will be released with respect to the Notes and the Note Guarantees, as applicable:

(1) in whole, upon payment in full of the principal of, accrued and unpaid interest, including additional interest, and premium, if any, on the Notes;

(2) in whole, upon satisfaction and discharge of the Indenture;

(3) in whole, upon a legal defeasance as set forth under “Legal Defeasance and Covenant Defeasance,” below;

(4) in part, as to any asset constituting Collateral (A) that is cash withdrawn from deposit accounts for any purpose under the Indenture, the Collateral Documents or the Intercreditor Agreement, (B) if all other Liens on that asset securing the Credit Agreement Obligations and any Pari Passu Secured Indebtedness then secured by that asset (including all commitments thereunder) are released or (C) otherwise in accordance with, and as expressly provided for under, the Indenture;

(5) with the consent of holders of sixty-six and two-thirds percent (66 2/3%) in aggregate principal amount of the Notes (or, in the case of a release of all or substantially all Collateral, each holder of the Notes affected thereby) including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, Senior Secured Notes; and

(6) with respect to assets of a Note Guarantor upon release of the Note Guarantor from its Note Guarantee as set forth under “— Note Guarantees,” above.

To the extent required by the Indenture, Libbey Glass and each Note Guarantor will furnish to the Trustee and the Collateral Agent, prior to each proposed release of Collateral:

(a) an Officers’ Certificate and such other documentation as required under the Indenture;

(b) all documents required by the Indenture, the Collateral Documents and the Intercreditor Agreement; and

(c) an Opinion of Counsel to the effect that the accompanying documents constitute all documents required by the Indenture, the Collateral Documents and the Intercreditor Agreement.

Upon compliance by Libbey Glass or any Note Guarantor, as the case may be, with the conditions precedent set forth above, and if required by the Indenture, upon delivery by Libbey Glass or the Note Guarantor to the Trustee of an Opinion of Counsel to the effect that the conditions precedent have been complied with, the Trustee or the Collateral Agent shall promptly cause to be released and reconveyed to Libbey Glass, or the Note Guarantor, as the case may be, the released Collateral.

Change of Control

If a Change of Control occurs, each holder will have the right to require Libbey Glass to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of the holder’s Notes at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, Libbey Glass will mail a notice (the “Change of Control Offer”) to each holder, with a copy to the Trustee, stating:

(1) that a Change of Control has occurred and that the holder has the right to require Libbey Glass to purchase the holder’s Notes at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date the notice is mailed) (the “Change of Control Payment Date”); and

(3) the procedures determined by Libbey Glass, consistent with the Indenture, that a holder must follow in order to have its Notes repurchased.

On the Change of Control Payment Date, Libbey Glass will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes (in integral multiples of $1,000) properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by Libbey Glass.

The paying agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for the Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a Note is registered at the close of business on the record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require that Libbey Glass repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

Libbey Glass will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

Libbey Glass will not be required to make a Change of Control Offer upon a Change of Control if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Libbey Glass and purchases all Notes validly tendered and not withdrawn under the Change of Control Offer or (ii) a notice of redemption has been given pursuant to the Indenture as described under “Optional Redemption.”

Libbey Glass will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations thereunder in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, Libbey Glass will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving Libbey Glass by increasing the capital required to effectuate the transactions. The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of Libbey Glass and its Restricted Subsidiaries taken as a whole to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require Libbey Glass to make an offer to repurchase the Notes as described above. The provisions under the Indenture relative to Libbey Glass’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

See “Risk Factors — Risks Related to the Exchange Notes — We may not be able to repurchase the exchange notes upon a change of control” for a description of the risks relating to Libbey Glass’s ability to repurchase Notes pursuant to a Change of Control Offer.

Certain Covenants

Limitation on Indebtedness

Libbey Glass will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that Libbey Glass and the Subsidiary Guarantors may Incur Indebtedness if on the date thereof the Consolidated Coverage Ratio for Libbey Glass and its Restricted Subsidiaries is at least 2.00 to 1.00; provided, further, that if Libbey Glass and the Subsidiary Guarantors Incur Indebtedness during the PIK Period pursuant to this paragraph, the Indebtedness is expressly subordinated in right of payment to the Notes during the PIK Period and interest on the Indebtedness is payable solely by increasing the principal amount of the Indebtedness during the PIK Period.

The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness:

(1) Indebtedness of Libbey Glass, any Subsidiary Guarantor or any Restricted Subsidiary that is a Foreign Subsidiary Incurred pursuant to a Credit Facility in an aggregate amount up to the greater of (a) $150.0 million, less the aggregate principal amount of all principal repayments with the proceeds from Asset Dispositions utilized in accordance with clause 3(a) of “— Limitations on sales of assets and subsidiary stock” that permanently reduce the commitments thereunder, and (b) the Borrowing Base;

(2) Guarantees by (x) Libbey Glass or its Subsidiary Guarantors of Indebtedness Incurred by Libbey Glass or a Restricted Subsidiary in accordance with the provisions of the Indenture, provided that in the event the Indebtedness that is being Guaranteed is a Subordinated Obligation or a Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the Notes or the

Subsidiary Guarantee, as the case may be, and (y) Non-Guarantor Restricted Subsidiaries of Indebtedness Incurred by Non-Guarantor Restricted Subsidiaries in accordance with the provisions of the Indenture;

(3) Indebtedness of Libbey Glass owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by Libbey Glass or any other Restricted Subsidiary; provided, however,

(a) if Libbey Glass is the obligor on the Indebtedness and a Subsidiary Guarantor is not the obligee, the Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes;

(b) if a Subsidiary Guarantor is the obligor on the Indebtedness and Libbey Glass or a Subsidiary Guarantor is not the obligee, the Indebtedness is subordinated in right of payment to the Subsidiary Guarantees of the Subsidiary Guarantor; and

(c) (i) any subsequent issuance or transfer of Capital Stock or any other event that results in any such Indebtedness being beneficially held by a Person other than Libbey Glass or a Restricted Subsidiary of Libbey Glass; and

    (ii) any sale or other transfer of any such Indebtedness to a Person other than Libbey Glass or a Restricted Subsidiary of Libbey Glass shall be deemed, in each case, to constitute an Incurrence of the Indebtedness by Libbey Glass or the Subsidiary, as the case may be.

(4) Indebtedness represented by (a) the Notes and the Private Placement Notes issued on the Issue Date, the Subsidiary Guarantees and the related exchange notes and exchange guarantees issued pursuant to the Registration Rights Agreement, (b) any Indebtedness (other than the Indebtedness described in clauses (1), (2), (3), (6), (8), (9), (10) and (11)) outstanding on the Issue Date and (c) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (4) or clause (5) or Incurred pursuant to the first paragraph of this covenant;

(5) following the expiration of the PIK Period, Indebtedness of a Restricted Subsidiary Incurred and outstanding on the date on which the Restricted Subsidiary was acquired by, or merged into, Libbey Glass or any Restricted Subsidiary (other than Indebtedness Incurred (a) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which the Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by Libbey Glass or (b) otherwise in connection with, or in contemplation of, the acquisition); provided, however, that at the time the Restricted Subsidiary is acquired by Libbey Glass, Libbey Glass would have been able to Incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the Incurrence of the Indebtedness pursuant to this clause (5);

(6) Indebtedness under Hedging Obligations that are Incurred in the ordinary course of business (and not for speculative purposes);

(7) the Incurrence by Libbey Glass or any of its Restricted Subsidiaries of Indebtedness represented by Capitalized Lease Obligations, mortgage financings or purchase money obligations Incurred pursuant to this clause (7), and Attributable Indebtedness, in an aggregate principal amount (including all Refinancing Indebtedness Incurred to refund, defease, renew, extend, refinance or replace any Indebtedness Incurred pursuant to this clause (7)) not to exceed, during the PIK Period, $5.0 million and, thereafter, $15.0 million, in each case at any time outstanding;

(8) Indebtedness Incurred in respect of workers’ compensation claims, self-insurance obligations, performance, surety and similar bonds, warranties, indemnities and completion guarantees provided by Libbey Glass or a Restricted Subsidiary in the ordinary course of business;

(9) Indebtedness arising from agreements of Libbey Glass or a Restricted Subsidiary providing for customary guarantees, indemnification, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a

Restricted Subsidiary, provided that the maximum aggregate liability in respect of all the Indebtedness shall at no time exceed the gross proceeds actually received by Libbey Glass and its Restricted Subsidiaries in connection with the disposition;

(10) Indebtedness represented by earnout provisions, contingent payments in respect of purchase price or adjustment of purchase price or similar obligations in acquisition agreements; provided that this clause (10) shall not extend to Indebtedness Incurred to finance an earnout or any other component of the Investment;

(11) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided, however, that the Indebtedness is extinguished within five business days of Incurrence;

(12) Indebtedness Incurred by Foreign Subsidiaries that are not Subsidiary Guarantors in an aggregate principal amount, together with all other Indebtedness (including Refinancing Indebtedness) Incurred pursuant to this clause (12), not to exceed, during the PIK Period, $45.0 million and, thereafter, the greater of (x) $25.0 million and (y) 6% of Foreign Assets, in each case at any time outstanding; provided, however, that the Indebtedness Incurred pursuant to this clause (12) during the PIK Period shall only consist of (i) Incurrences to fund working capital related to Libbey Glass’s Foreign Subsidiaries organized in Mexico in an aggregate amount not to exceed $15.0 million, (ii) Incurrences to fund capital expenditures related to Libbey Glass’s Foreign Subsidiaries organized in Mexico in an aggregate amount not to exceed $15.0 million and (iii) Incurrences to fund working capital and capital expenditures related to Libbey Glass’s Foreign Subsidiaries organized in Portugal in an aggregate amount not to exceed $15.0 million;

(13) Indebtedness of Libbey Glassware (China) Co., Ltd. or a Restricted Subsidiary that is a Foreign Subsidiary organized under the laws of the People’s Republic of China Incurred pursuant to a Credit Facility in an aggregate principal amount, together with all other Indebtedness (including Refinancing Indebtedness) Incurred pursuant to this clause (13), not to exceed $30.0 million at any time outstanding and any Guarantee of the Indebtedness issued by Libbey Glass; and

(14) following the expiration of the PIK Period, in addition to the items referred to in clauses (1) through (13) above, Indebtedness of Libbey Glass and its Restricted Subsidiaries in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness (including (i) any outstanding Indebtedness in excess of the greater of (x) $25.0 million and (y) 6% of Foreign Assets Incurred pursuant to clause (12) above as determined on the date of the expiration of the PIK Period and not classified by Libbey Glass in any other manner that complies with this covenant, which excess not so otherwise classified shall be deemed classified as Indebtedness Incurred under this clause (14) and (ii) Refinancing Indebtedness) Incurred pursuant to this clause (14) and then outstanding, will not exceed $20.0 million at any time outstanding.

Libbey Glass will not Incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations of Libbey Glass unless the Indebtedness will be subordinated to the Notes to at least the same extent as the Subordinated Obligations. No Subsidiary Guarantor will Incur any Indebtedness if the proceeds thereof are used, directly or indirectly, to refinance any Guarantor Subordinated Obligations of the Subsidiary Guarantor unless the Indebtedness will be subordinated to the obligations of the Subsidiary Guarantor under its Subsidiary Guarantee to at least the same extent as the Guarantor Subordinated Obligations. No Restricted Subsidiary (other than a Subsidiary Guarantor) may Incur any Indebtedness if the proceeds are used to refinance Indebtedness of Libbey Glass or a Subsidiary Guarantor.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

(1) subject to clause (2) below, in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, Libbey Glass, in its sole discretion, will classify the item of Indebtedness on the date of Incurrence and may later classify the item of Indebtedness in any manner that complies with this covenant and only be required to include the amount and type of the Indebtedness in one of the clauses;

(2) all Indebtedness outstanding on the Issue Date under the Senior Secured Credit Agreement shall be deemed Incurred on the Issue Date under clause (1) of the second paragraph of this covenant and not the first paragraph or clause (4) of the second paragraph of this covenant;

(3) Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(4) if obligations in respect of letters of credit are Incurred pursuant to a Credit Facility and are being treated as Incurred pursuant to clause (1) of the second paragraph above and the letters of credit relate to other Indebtedness, then the other Indebtedness shall not be included;

(5) the principal amount of any Disqualified Stock of Libbey Glass or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary that is not a Subsidiary Guarantor, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(6) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting the Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting the Indebtedness;

(7) the principal amount of any Indebtedness outstanding in connection with a securitization transaction is the amount of obligations outstanding under the legal documents entered into as part of the securitization that would be characterized as principal on any date of determination if the securitization transaction were structured as a secured lending transaction; and

(8) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

Accrual of interest, accrual of dividends, the accretion of accreted value, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount or the aggregate principal amount outstanding in the case of Indebtedness issued with interest payable-in-kind and (ii) the principal amount or liquidation preference thereof, in the case of any other Indebtedness.

In addition, Libbey Glass will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of the Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of the date (and, if the Incurrence of the Indebtedness as of the date violates this “— Limitation on Indebtedness” covenant, Libbey Glass shall be in Default of this covenant).

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date the Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that the U.S. dollar-equivalent principal amount of Indebtedness of Libbey Glassware (China) Co., Ltd. under the Credit Facility to which it is a party as of the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the date first committed; and provided further, that if any such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and the refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of the refinancing, the U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of the refinancing Indebtedness does not exceed the principal amount of the Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Libbey Glass may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which the Refinancing Indebtedness is denominated that is in effect on the date of the refinancing.

Limitation on Restricted Payments

Libbey Glass will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1) declare or pay any dividend or make any distribution (whether made in cash, securities or other property) on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving Libbey Glass or any of its Restricted Subsidiaries) except:

(a) dividends or distributions payable in Capital Stock of Libbey Glass (other than Disqualified Stock) or in options, warrants or other rights to purchase the Capital Stock of Libbey Glass; and

(b) dividends or distributions payable to Libbey Glass or another Restricted Subsidiary (and if the Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of common Capital Stock on a pro rata basis);

(2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of Libbey Glass or any direct or indirect parent of Libbey Glass held by Persons other than Libbey Glass or a Restricted Subsidiary (other than in exchange for Capital Stock of Libbey Glass (other than Disqualified Stock));

(3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations or Guarantor Subordinated Obligations (other than (x) Indebtedness of Libbey Glass owing to and held by any Subsidiary Guarantor or Indebtedness of a Subsidiary Guarantor owing to and held by Libbey Glass or any other Subsidiary Guarantor permitted under clause (3) of the second paragraph of the covenant “— Limitation on Indebtedness” or (y) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4) make any Restricted Investment in any Person;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) shall be referred to herein as a “Restricted Payment”), if at the time Libbey Glass or the Restricted Subsidiary makes the Restricted Payment:

(a) a Default shall have occurred and be continuing (or would result therefrom); or

(b) Libbey Glass is not able to Incur $1.00 of additional Indebtedness pursuant to the first paragraph under the “— Limitation on indebtedness” covenant after giving effect, on a pro forma basis, to the Restricted Payment; or

(c) the aggregate amount of the Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date (excluding clauses (1), (2), (3), (4), (7), (8), (9), (11), (13) and (14) of the next succeeding paragraph) would exceed the sum of:

(i) 50% of Consolidated Net Income for the period (treated as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of the most recent fiscal quarter ending prior to the date of the Restricted Payment for which financial statements are in existence (or, in case the Consolidated Net Income is a deficit, minus 100% of the deficit);

(ii) 100% of the aggregate Net Cash Proceeds received by Libbey Glass, plus the fair market value of property other than cash or of marketable securities (the fair market value to be determined on the date of contractually agreeing to the sale as determined in good faith by the Board of Directors) received by Libbey Glass from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than Net Cash Proceeds received from an issuance or sale of the Capital Stock to a Subsidiary of Libbey Glass or an employee stock ownership plan, option plan or similar trust to the extent the sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by Libbey Glass or any Restricted Subsidiary unless the loans have been repaid with cash on or prior to the date of determination) excluding in any event Net Cash Proceeds received by Libbey Glass from the issue and sale of its Capital Stock or capital contributions to the extent applied to redeem Notes in compliance with the provisions set forth under the second paragraph of the caption “— Optional Redemption;”

(iii) the amount by which Indebtedness of Libbey Glass or its Restricted Subsidiaries is reduced on Libbey Glass’s balance sheet upon the conversion or exchange (other than by a Subsidiary of Libbey Glass) subsequent to the Issue Date of any Indebtedness of Libbey Glass or its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of Libbey Glass (less the amount of any cash, or the fair market value of any other property, distributed by Libbey Glass upon the conversion or exchange); and

(iv) 100% of the Net Cash Proceeds and the fair market value of property other than cash and marketable securities (the fair market value to be determined in good faith by the Board of Directors) from the sale or other disposition (other than to Libbey Glass or a Note Guarantor or to an employee stock ownership plan or trust established by Libbey Glass or any Restricted Subsidiary) of Restricted Investments made after the Issue Date and redemptions and repurchases of the Restricted Investments from Libbey Glass or its Restricted Subsidiaries and repayment of loans or advances from Libbey Glass and its Restricted Subsidiaries (other than in each case to the extent the Restricted Investment was made pursuant to clause (14) of the next succeeding paragraph);

(v) to the extent that any Unrestricted Subsidiary of Libbey Glass designated as such after the Issue Date is redesignated as a Restricted Subsidiary or any Unrestricted Subsidiary of Libbey Glass merges into or consolidates with Libbey Glass or any of its Restricted Subsidiaries, in each case after the Issue Date, the fair market value of the Subsidiary as of the date of the redesignation or the merger or consolidation, or in the case of the transfer of assets of an Unrestricted Subsidiary to Libbey Glass or a Restricted Subsidiary, the fair market value of the Investment in the Unrestricted Subsidiary, as determined by the Board of Directors of Libbey Glass in good faith at the time of the redesignation of the Unrestricted Subsidiary as a Restricted Subsidiary or at the time of the merger, consolidation or transfer of assets (other than an Unrestricted Subsidiary to the extent the Investment in the Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (14) of the next succeeding paragraph or to the extent the Investment constituted a Permitted Investment); and

(vi) 50% of any dividends received by Libbey Glass or a Restricted Subsidiary of Libbey Glass after the Issue Date from an Unrestricted Subsidiary of Libbey Glass, to the extent that the dividends were not otherwise included in the Consolidated Net Income of Libbey Glass.

The provisions of the preceding paragraph will not prohibit:

(1) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock or Subordinated Obligations of Libbey Glass or Guarantor Subordinated Obligations of any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of Libbey Glass (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent the sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by Libbey Glass or any Restricted Subsidiary unless the loans have been repaid with cash on or prior to the date of determination); provided, however, that the Net Cash Proceeds from the sale of Capital Stock will be excluded from clause (c)(ii) of the preceding paragraph;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of Libbey Glass or Guarantor Subordinated Obligations of any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of Libbey Glass or any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Guarantor Subordinated Obligations made by exchange for or out of the proceeds of the substantially concurrent sale of Guarantor Subordinated Obligations that, in each case, is permitted to be Incurred pursuant to the covenant described under “— Limitation on Indebtedness” and that in each case constitutes Refinancing Indebtedness;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of Libbey Glass or a Restricted Subsidiary made by exchange for or out of the proceeds of the sale within 30 days of Disqualified Stock of Libbey Glass or the Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to the covenant described under “— Limitation on Indebtedness” and that in each case constitutes Refinancing Indebtedness;

(4) any purchase or redemption of Subordinated Obligations or Guarantor Subordinated Obligations of a Subsidiary Guarantor from Net Available Cash to the extent permitted under “— Limitation on Sales of Assets and Subsidiary Stock” below;

(5) dividends paid within 60 days after the date of declaration if at the date of declaration the dividend would have complied with this provision;

(6) Restricted Payments, cash dividends or loans to the Parent, for the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock, of Libbey Glass or any Restricted Subsidiary or any direct or indirect parent of Libbey Glass held by any existing or former directors, officers, employees or consultants of Libbey Glass or the Parent or any Subsidiary of Libbey Glass or their assigns, estates or heirs, in each case in connection with the repurchase provisions under stock option or stock purchase agreements or other agreements to compensate the Persons; provided, that such redemptions, repurchases or payments pursuant to this clause shall not be permitted with respect to the compensation or issuance of securities for any services that were not related to, or for the benefit of, Libbey Glass and its Restricted Subsidiaries; provided, further, that such redemptions or repurchases pursuant to this clause will not exceed $3.0 million in the aggregate during any calendar year; provided, further, that (x) Libbey Glass may carry over and make in subsequent calendar years, in addition to the $3.0 million amount permitted for the calendar year, the amount of the purchases, redemptions or other acquisitions or retirements for value permitted to be made, but not made, in any preceding calendar year, up to a maximum amount of $8.0 million in any calendar year and (y) the maximum amount in any calendar year may be increased by the amount of any capital contributions to Libbey Glass as a result of sales of the shares of Capital Stock of Libbey Glass or any direct or indirect parent of Libbey Glass to the persons (provided that the Net Cash Proceeds from the sale of Capital Stock will be excluded from clause (c)(ii) of the preceding paragraph) to the extent not so previously applied, plus the amount of any “key man” insurance proceeds, received by Libbey Glass or any Restricted Subsidiary to the extent not so previously applied;

(7) following the expiration of the PIK Period, so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of dividends to holders of any class or series of Disqualified Stock of Libbey Glass issued in accordance with the terms of the Indenture to the extent the dividends are included in the definition of “Consolidated Interest Expense”;

(8) repurchases of Capital Stock deemed to occur upon (x) the exercise of stock options, warrants or other convertible securities if the Capital Stock represents a portion of the exercise price thereof or (y) cash dividends or loans to the Parent in amounts sufficient to pay taxes of directors, officers, employees or consultants relating to the withholding of a portion of the Capital Stock granted or awarded to a director, officer, employee or consultant in exchange for the payment of taxes payable by the Person upon the grant or award;

(9) cash dividends or loans to the Parent in amounts equal to:

(a) the amounts required for the Parent to pay any Federal, state or local income taxes to the extent that the income taxes are directly attributable to the income of Libbey Glass and its Restricted Subsidiaries and, to the extent of amounts actually received from Unrestricted Subsidiaries, in amounts required to pay the taxes to the extent attributable to the income of the Unrestricted Subsidiaries;

(b) the amounts required for the Parent to pay franchise taxes and other fees required to maintain its legal existence;

(c) amounts to pay corporate overhead expenses of the Parent Incurred in the ordinary course of business (including financing transactions that benefit Libbey Glass and its Restricted Subsidiaries), and to pay salaries, benefits or other compensation of directors, officers, employees and consultants who perform services for both the Parent and Libbey Glass;

(10) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation (i) at a purchase price not greater than 101% of the principal amount of the Subordinated Obligation in the event of a Change of Control in accordance with provisions similar to the “— Change of Control” covenant or (ii) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to the “— Limitation on Sales of Assets and Subsidiary Stock” covenant; provided that, prior to or simultaneously with the purchase, repurchase, redemption, defeasance or other acquisition or retirement, Libbey Glass has made the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in the covenant with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with the Change of Control Offer or Asset Disposition Offer;

(11) the repurchase or redemption of Libbey Glass’s or the Parent’s preferred stock purchase rights, or any substitute therefor, in an aggregate amount not to exceed the product of (x) the number of outstanding shares of Common Stock of the Parent and (y) $0.01 per share, as the amount may be adjusted in accordance with the rights agreement relating to the Common Stock of the Parent;

(12) cash dividends or loans to the Parent in amounts required for the Parent to declare and pay cash dividends on its common stock, par value $.01 per share (the “Parent Common Stock”) in an amount not to exceed $0.10 per share in any fiscal year, which amount will be reduced to reflect any subdivision of the Parent Common Stock by means of a stock split, stock dividend or otherwise; provided that at the time of declaration of such dividend permitted, (x) no Event of Default (and, following the expiration of the PIK Period, no Default) has occurred and is continuing and (y) to the extent the cash dividends or loans are made following the expiration of the PIK Period, Libbey Glass is able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the “Limitation of Indebtedness” covenant; and

(13) the repurchase, redemption or other acquisition for value of Capital Stock of Libbey Glass or any direct or indirect parent of Libbey Glass representing fractional shares of the Capital Stock in connection with a merger, consolidation, amalgamation or other combination involving Libbey Glass or any direct or indirect parent of Libbey Glass; and

(14) following the expiration of the PIK Period, Restricted Payments in an amount not to exceed $10.0 million.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by Libbey Glass or the Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount and any non-cash Restricted Payment shall be determined conclusively by the Board of Directors of Libbey Glass acting in good faith whose resolution with respect thereto shall be delivered to the Trustee, the determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value is estimated in good faith by the Board of Directors of Libbey Glass to exceed $20 million. Not later than the date of making any Restricted Payment, Libbey Glass shall deliver to the Trustee an Officers’ Certificate stating that the Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant “Restricted Payments” were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

Limitation on Liens

Libbey Glass will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Subsidiaries), whether owned on the Issue Date or acquired after that date, which Lien is securing any Indebtedness, unless contemporaneously with the Incurrence of the Liens effective provision is made to secure the Indebtedness due under the Indenture and the Notes or, in respect of Liens on any Restricted Subsidiary’s property or assets, any Subsidiary Guarantee of the Restricted Subsidiary, equally and ratably with (or senior in priority to in the case of Liens with respect to Subordinated Obligations or Guarantor Subordinated Obligations, as the case may be) the Indebtedness secured by the Lien for so long as the Indebtedness is so secured. In addition, if Libbey Glass or any Subsidiary Guarantor, directly or indirectly, shall create, Incur or suffer to exist any Lien (other than Permitted Liens) securing any Credit Agreement Obligations, Libbey Glass or the Subsidiary Guarantor, as the case may be, must concurrently grant at least a second-priority Lien upon the property as security for the Notes as is also described above in the second paragraph under “Collateral — Assets Pledged as Collateral.”

Limitation on Sale/Leaseback Transactions

Libbey Glass will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale/Leaseback Transaction unless:

(1) Libbey Glass or the Restricted Subsidiary, as the case may be, receives consideration at the time of the Sale/Leaseback Transaction at least equal to the fair market value (as evidenced by a resolution of the Board of Directors of Libbey Glass) of the property subject to the transaction;

(2) Libbey Glass or the Restricted Subsidiary could have Incurred Indebtedness in an amount equal to the Attributable Indebtedness in respect of the Sale/Leaseback Transaction pursuant to the covenant described under “— Limitation on Indebtedness;”

(3) Libbey Glass or the Restricted Subsidiary would be permitted to create a Lien on the property subject to the Sale/Leaseback Transaction without securing the Notes by the covenant described under “— Limitation on Liens;” and

(4) the Sale/Leaseback Transaction is treated as an Asset Disposition and all of the conditions of the Indenture described under “— Limitation on Sales of Assets and Subsidiary Stock” (including the provisions concerning the application of Net Available Cash) are satisfied with respect to the Sale/Leaseback Transaction, treating all of the consideration received in the Sale/Leaseback Transaction as Net Available Cash for purposes of the covenant.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

Libbey Glass will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to Libbey Glass or any Restricted Subsidiary (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(2) make any loans or advances to Libbey Glass or any Restricted Subsidiary (it being understood that the subordination of loans or advances made to Libbey Glass or any Restricted Subsidiary to other Indebtedness Incurred by Libbey Glass or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(3) transfer any of its property or assets to Libbey Glass or any Restricted Subsidiary (it being understood that the transfers shall not include any type of transfer described in clause (1) or (2) above).

The preceding provisions will not prohibit:

(i) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including, without limitation, the Indenture, the Outstanding Notes, the Exchange Notes, the Subsidiary Guarantees, the Collateral Documents, the Intercreditor Agreement, the Private Placement Notes and the Senior Secured Credit Agreement (and related documentation) in effect on that date;

(ii) any encumbrance or restriction with respect to a Person pursuant to an agreement relating to any Capital Stock or Indebtedness Incurred by the Person on or before the date on which the Person became a Restricted Subsidiary or was acquired by, merged into or consolidated with Libbey Glass or a Restricted Subsidiary (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which the Person became a Restricted Subsidiary or was acquired by, merged into or consolidated with Libbey Glass or in contemplation of the transaction) and outstanding on that date, provided, that any such encumbrance or restriction shall not extend to any assets or property of Libbey Glass or any other Restricted Subsidiary other than the assets and property so acquired and that, in the case of Indebtedness, was permitted to be Incurred pursuant to the Indenture;

(iii) any encumbrance or restriction pursuant to an agreement effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii) or contained in any amendment, restatement, modification, renewal, supplement, refunding, replacement or refinancing of an agreement referred to in clause (i) or (ii) of this paragraph or this clause (iii); provided, however, that the encumbrances and restrictions with respect to the Restricted Subsidiary contained in any such agreement are no less favorable in any material respect, taken as a whole, to the holders of the Notes than the encumbrances and restrictions contained in the agreements referred to in clauses (i) or (ii) of this paragraph on the Issue Date or the date the Restricted Subsidiary became a Restricted Subsidiary or was merged into a Restricted Subsidiary, whichever is applicable;

(iv) in the case of clause (3) of the first paragraph of this covenant, Liens permitted to be incurred under the provisions of the covenant described under “— Limitation on Liens”;

(v) (a) purchase money obligations for property acquired in the ordinary course of business and (b) Capitalized Lease Obligations permitted under the Indenture, in each case, that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property so acquired;

(vi) any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of the Capital Stock or assets of the Restricted Subsidiary (or the property or assets that are subject to the restriction) pending the closing of the sale or disposition;

(vii) any customary provisions in joint venture agreements relating to joint ventures and other similar agreements entered into in the ordinary course of business, provided that if the joint venture is a Restricted Subsidiary, the provisions will not materially affect Libbey Glass’s ability to make anticipated principal or interest payments on the Notes (as determined by the Board of Directors of Libbey Glass);

(viii) net worth provisions in leases and other agreements entered into by Libbey Glass or any Restricted Subsidiary in the ordinary course of business;

(ix) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order; and

(x) encumbrances or restrictions contained in indentures or debt instruments or other debt arrangements Incurred or Preferred Stock issued by Subsidiary Guarantors in accordance with “— Limitation on Indebtedness,” that are not more restrictive, taken as a whole, than those applicable to Libbey Glass in either the Indenture or the Senior Secured Credit Agreement on the Issue Date (which results in encumbrances or restrictions comparable to those applicable to Libbey Glass at a Restricted Subsidiary level); and

(xi) encumbrances or restrictions contained in indentures or other debt instruments or debt arrangements Incurred or Preferred Stock issued by Restricted Subsidiaries that are not Subsidiary Guarantors subsequent to the Issue Date pursuant to clauses (5), (12), (13) and (14) of the second paragraph of the covenant “— Limitation on Indebtedness,” by Restricted Subsidiaries, provided that the encumbrances and restrictions contained in any agreement or instrument will not materially affect Libbey Glass’s ability to make anticipated principal or interest payments on the Notes (as determined by the Board of Directors of Libbey Glass).

Limitation on Sales of Assets and Subsidiary Stock

Libbey Glass will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1) Libbey Glass or the Restricted Subsidiary, as the case may be, receives consideration at least equal to the fair market value (the fair market value to be determined on the date of contractually agreeing to the Asset Disposition), as determined in good faith by the Board of Directors (including as to the value of all non-cash consideration), of the shares and assets subject to the Asset Disposition;

(2) except for any Permitted Asset Swap, at least 75% of the consideration from the Asset Disposition received by Libbey Glass or the Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3) an amount equal to 100% of the Net Available Cash from the Asset Disposition is applied by Libbey Glass or the Restricted Subsidiary, as the case may be:

(a) to prepay, repay or purchase secured Indebtedness of Libbey Glass (other than any Disqualified Stock or Subordinated Obligations) or secured Indebtedness of a Restricted Subsidiary (other than any Disqualified Stock or Guarantor Subordinated Obligations of a Restricted Subsidiary that is a Subsidiary Guarantor) (in each case other than Indebtedness owed to Libbey Glass or an Affiliate of Libbey Glass) within 365 days from the later of the date of the Asset Disposition or the receipt of the Net Available Cash; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), Libbey Glass or the Restricted Subsidiary will retire the Indebtedness and will cause the related commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; or

(b) to invest in Additional Assets within 365 days from the later of the date of the Asset Disposition or the receipt of the Net Available Cash; provided, however, that with respect to Asset Dispositions of Collateral, the Additional Assets are added to the Collateral with the exception of Net Available Cash not to exceed $15.0 million that is invested in Additional Assets of Non-Guarantor Restricted Subsidiaries;

provided that pending the final application of any such Net Available Cash in accordance with clause (a) or clause (b) above, Libbey Glass and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest the Net Available Cash in any manner not prohibited by the Indenture; provided further, that in the case of an Asset Disposition of Collateral, any cash will be deposited in accordance with the Intercreditor Agreement.

Any Net Available Cash from Asset Dispositions that are not applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds.” To the extent that the aggregate amount of Excess Proceeds exceeds $10.0 million on the 366th day after an Asset Disposition, Libbey Glass will be required to make an offer (“Asset Disposition Offer”) to all holders of Notes and to the extent required by the terms of other Pari Passu Secured Indebtedness, to all holders of other Pari Passu Secured Indebtedness outstanding with similar provisions requiring Libbey Glass to make an offer to purchase the Pari Passu Secured Indebtedness with the proceeds from any Asset Disposition (“Pari Passu Notes”), to purchase the maximum principal amount of Notes and any such Pari Passu Notes to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the Notes and Pari Passu Notes plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Notes, as applicable, and in compliance with the Intercreditor Agreement, in each case in integral multiples of $1,000. To the extent that the aggregate amount of Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, Libbey Glass may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes surrendered by holders thereof and other Pari Passu Notes surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and Pari Passu Notes to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Pari Passu Notes. Upon completion of the Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). Libbey Glass will mail a notice of an Asset Disposition Offer first class, postage prepaid, to the record Holders shown on the register of Holders within 20 days following the 366th day referred to in the second paragraph of this clause, with a copy to the Trustee, offering to purchase the Notes and Pari Passu Notes as described above. Each notice of an Asset Disposition Offer shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date the notice is mailed, subject to applicable law (the “Asset Disposition Purchase Date”). No later than five Business Days after the termination of the Asset Disposition Offer Period, Libbey Glass will purchase the principal amount of Notes and Pari Passu Notes required to be purchased pursuant to this covenant (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Notes and Pari Passu Notes validly tendered in response to the Asset Disposition Offer.

If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Senior Secured Note is registered at the close of business on the record date, and no additional interest will be payable to holders who tender Notes pursuant to the Asset Disposition Offer.

On or before the Asset Disposition Purchase Date, Libbey Glass will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes and Pari Passu Notes or portions of Notes and Pari Passu Notes so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes and Pari Passu Notes so validly tendered and not properly withdrawn, in each case in integral multiples of $1,000. Libbey Glass will deliver to the Trustee an Officers’ Certificate stating that the Notes or portions thereof were accepted for payment by Libbey Glass in accordance with the terms of this covenant and, in addition, Libbey Glass will deliver all certificates and notes required, if any, by the agreements governing the Pari Passu Notes. Libbey Glass or the Paying Agent, as the case may be, will promptly (but in any case not later than five Business Days after the Asset Disposition Purchase Date) mail or deliver to each tendering holder of Notes or holder or lender of Pari Passu Notes, as the case may be, an amount equal to the purchase price of the Notes or Pari Passu Notes so validly tendered and not properly withdrawn by the holder or lender, as the case may be, and accepted by Libbey Glass for purchase, and

Libbey Glass will promptly issue a new Note, and the Trustee, upon delivery of an Officers’ Certificate from Libbey Glass, will authenticate and mail or deliver the new Note to the holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple of $1,000. In addition, Libbey Glass will take any and all other actions required by the agreements governing the Pari Passu Notes. Any Senior Secured Note not so accepted will be promptly mailed or delivered by Libbey Glass to the holder thereof. Libbey Glass will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

For the purposes of clause (2) of this covenant, the following will be deemed to be cash:

(1) any liabilities as shown on the most recent consolidated balance sheet of Libbey Glass or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Libbey Glass or the Restricted Subsidiary from further liability; and

(2) any securities, notes or other obligations received by Libbey Glass or any such Restricted Subsidiary from the transferee that are converted by Libbey Glass or the Restricted Subsidiary into cash, to the extent of the cash received in that conversion, with 90 days following the closing of the Asset Disposition.

Libbey Glass will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, Libbey Glass will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of any conflict.

Limitation on Affiliate Transactions

Libbey Glass will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of Libbey Glass (an “Affiliate Transaction”) unless:

(1) the terms of the Affiliate Transaction are no less favorable to Libbey Glass or the Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of the transaction in arm’s-length dealings with a Person who is not such an Affiliate;

(2) in the event the Affiliate Transaction involves an aggregate consideration in excess of $5.0 million, the terms of the transaction have been approved by a majority of the members of the Board of Directors of Libbey Glass and by a majority of the members of the Board having no personal stake in the transaction, if any (and the majority or majorities, as the case may be, determines that the Affiliate Transaction satisfies the criteria in clause (1) above); and

(3) in the event the Affiliate Transaction involves an aggregate consideration in excess of $10.0 million, Libbey Glass has received a written opinion from an independent investment banking, accounting or appraisal firm of nationally recognized standing that the Affiliate Transaction is not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate.

The preceding paragraph will not apply to:

(1) any Restricted Payment (other than a Restricted Investment) permitted to be made pursuant to the covenant described under “— Limitation on Restricted Payments;”

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements and other compensation arrangements, options to purchase Capital Stock of Libbey Glass restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans, pension plans or similar plans and/or indemnity provided on behalf of directors, officers and employees approved by the Board of Directors of Libbey Glass;

(3) loans or advances to employees, officers or directors of Libbey Glass or any Restricted Subsidiary of Libbey Glass in the ordinary course of business consistent with past practices, in an aggregate amount outstanding at any time not in excess of $2.5 million (without giving effect to the forgiveness of any such loan);

(4) any transaction between Libbey Glass and a Restricted Subsidiary or between Restricted Subsidiaries and any Guarantees issued by Libbey Glass or a Restricted Subsidiary for the benefit of Libbey Glass or a Restricted Subsidiary, as the case may be, in accordance with “— Limitations on Indebtedness;”

(5) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, directors of Libbey Glass or any Restricted Subsidiary;

(6) the existence of, and the performance of obligations of Libbey Glass or any of its Restricted Subsidiaries under the terms of any agreement to which Libbey Glass or any of its Restricted Subsidiaries is a party as of or on the Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms are not more disadvantageous to the holders of the Notes than the terms of the agreements in effect on the Issue Date;

(7) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of the business of Libbey Glass and its Restricted Subsidiaries and otherwise in compliance with the terms of the Indenture; provided that in the reasonable determination of the members of the Board of Directors or senior management of Libbey Glass, the transactions are on terms that are no less favorable to Libbey Glass or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Libbey Glass or the Restricted Subsidiary with an unrelated Person; and

(8) any issuance or sale of Capital Stock (other than Disqualified Stock) to Affiliates of Libbey Glass and the granting of registration and other customary rights in connection therewith.

Limitation on Sale of Capital Stock of Restricted Subsidiaries

Libbey Glass will not, and will not permit any Restricted Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Voting Stock of any Restricted Subsidiary or to issue any of the Voting Stock of a Restricted Subsidiary (other than, if necessary, shares of its Voting Stock constituting directors’ qualifying shares) to any Person except:

(1) to Libbey Glass or a Wholly-Owned Subsidiary; or

(2) in compliance with the covenant described under “— Limitation on sales of assets and subsidiary stock” and immediately after giving effect to the issuance or sale, the Restricted Subsidiary either continues to be a Restricted Subsidiary or if the Restricted Subsidiary would no longer be a Restricted Subsidiary, then the Investment of Libbey Glass in the Person (after giving effect to the issuance or sale) would have been permitted to be made under the “— Limitation on restricted payments” covenant as if made on the date of the issuance or sale.

Notwithstanding the preceding paragraph, Libbey Glass and any Restricted Subsidiary may sell all the Voting Stock of a Restricted Subsidiary as long as Libbey Glass and its Restricted Subsidiaries comply with the terms of the covenant described under “— Limitation on Sales of Assets and Subsidiary Stock.”

SEC Reports

Notwithstanding that Libbey Glass may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act, Libbey Glass will file with the SEC, and make available to the Trustee and the registered holders of the Notes:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Libbey Glass were required to file the Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Libbey Glass’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if Libbey Glass were required to file the reports.

In the event that Libbey Glass is not permitted to file the reports, documents and information with the SEC pursuant to the Exchange Act, Libbey Glass will nevertheless make available the Exchange Act information to the Trustee and the holders of the Notes as if Libbey Glass were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within 15 days of the time periods specified therein or in the relevant forms; provided that Libbey Glass shall not be required to furnish any information, certifications or reports required by Items 307 or 308 of Regulation S-K prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement (each as described under “The Exchange Offer”).

If Libbey Glass has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes to the financial statements and in Management’s Discussion and Analysis of Results of Operations and Financial Condition, of the financial condition and results of operations of Libbey Glass and its Restricted Subsidiaries.

In addition, Libbey Glass and the Note Guarantors have agreed that they will make available to the holders and to prospective investors, upon the request of the holders, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act. For purposes of this covenant, Libbey Glass and the Note Guarantors will be deemed to have furnished the reports to the Trustee and the holders of Notes as required by this covenant if it has filed the reports with the SEC via the EDGAR filing system and the reports are publicly available.

The filing requirements set forth above for the applicable period may be satisfied by Libbey Glass prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement by the filing with the SEC of the exchange offer registration statement and/or shelf registration statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act; provided that this paragraph shall not supersede or in any manner suspend or delay Libbey Glass’s reporting obligations set forth in the first three paragraphs of this covenant.

The Parent may satisfy the obligations of Libbey Glass set forth above; provided that (x) the financial information filed with the SEC or delivered to holders pursuant to this covenant should include consolidating financial statements for the Parent, Libbey Glass, the Subsidiary Guarantors and the Subsidiaries that are not Subsidiary Guarantors in the form prescribed by the SEC and (y) the Parent is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly, of Libbey Glass.

Merger and Consolidation

Libbey Glass will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia and the Successor Company (if not Libbey Glass) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Libbey Glass under the Notes and the Indenture and will expressly assume, by written agreement all the obligations of Libbey Glass under the Registration Rights Agreement, the Collateral Documents and the Intercreditor Agreement and the Successor Company shall cause such amendments, supplements or other instruments to be executed, filed, and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral pledged by or transferred to such Person, together with such financing statements or comparable documents as may be required to perfect any security interests in the Collateral which may be perfected by the filing of a financing statement or a similar document under the Uniform Commercial Code or other similar statute or regulation of the relevant states or jurisdictions, in each case in a form reasonably satisfactory to the Trustee;

(2) immediately after giving effect to the transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of the transaction as having been Incurred by the Successor Company or the Subsidiary at the time of the transaction), no Default or Event of Default shall have occurred and be continuing;

(3) immediately after giving effect to the transaction, the Successor Company would (i) be able to Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the “— Limitation on indebtedness” covenant or (ii) have a Consolidated Coverage Ratio of not less than the Consolidated Coverage Ratio of Libbey Glass immediately prior to the transaction;

(4) each Note Guarantor (unless it is the other party to the transactions above, in which case clause (1) shall apply) shall have by supplemental indenture confirmed that its Note Guarantee shall apply to that Person’s obligations in respect of the Indenture and the Notes and shall have by written agreement confirmed that its obligations under the Registration Rights Agreement, the Collateral Documents and the Intercreditor Agreement shall continue to be in effect and shall cause such amendments, supplements or other instruments to be executed, filed, and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral pledged by the Note Guarantor, together with such financing statements or comparable documents as may be required to perfect any security interests in the Collateral which may be perfected by the filing of a financing statement or a similar document under the Uniform Commercial Code or other similar statute or regulation of the relevant states or jurisdictions, in each case in a form reasonably satisfactory to the Trustee; and

(5) Libbey Glass shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that the consolidation, merger or transfer and the supplemental indenture (if any) comply with the Indenture, the Collateral Documents and the Intercreditor Agreement.

Notwithstanding the preceding clause (3), (x) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to Libbey Glass and (y) Libbey Glass may merge with an Affiliate incorporated solely for the purpose of reincorporating Libbey Glass in another jurisdiction; provided that, in the case of a Restricted Subsidiary that merges into Libbey Glass, Libbey Glass will not be required to comply with the preceding clause (5).

Parent will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(1) (a) the resulting, surviving or transferee Person (the “Successor Parent”) will be a corporation organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia, (b) the Successor Parent (if not Parent) will expressly assume, by supplemental indenture (and other applicable documents), executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Parent under its Note Guarantee, the Indenture, the Collateral Documents, the Intercreditor Agreement and the Registration Rights Agreement, and (c) the Successor Parent shall cause such amendments, supplements or other instruments to be executed, filed, and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral pledged by or transferred to the Person, together with such financing statements or comparable documents as may be required to perfect any security interests in the Collateral which may be perfected by the filing of a financing statement or a similar document under the Uniform Commercial Code or other similar statute or regulation of the relevant states or jurisdictions, in each case in a form reasonably satisfactory to the Trustee;

(2) immediately after giving effect to the transaction (and treating any Indebtedness that becomes an obligation of the Successor Parent or any Subsidiary of the Successor Parent as a result of the transaction as having been Incurred by the Successor Parent or the Subsidiary at the time of the transaction), no Default or Event of Default shall have occurred and be continuing; and

(3) Libbey Glass shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that the consolidation, merger or transfer and the supplemental indenture (if any) comply with the Indenture, the Collateral Documents and the Intercreditor Agreement.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of Libbey Glass, which properties and assets, if held by the Parent or Libbey Glass instead of the Subsidiaries, would constitute all or substantially all of the properties and assets of the Parent or Libbey Glass on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Parent and Libbey Glass.

The predecessor company will be released from its obligations under the Indenture and the Successor Company will succeed to, and be substituted for, and may exercise every right and power of, Libbey Glass under the Indenture, the Collateral Documents and the Intercreditor Agreement but, in the case of a lease of all or substantially all its assets, the predecessor company will not be released from the obligation to pay the principal of and interest on the Notes or any obligation under the Collateral Documents and the Intercreditor Agreement.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

In addition, Libbey Glass will not permit any Subsidiary Guarantor to consolidate with, merge with or into any Person (other than another Subsidiary Guarantor) and will not permit the conveyance, transfer or lease of all or substantially all of the assets of any Subsidiary Guarantor (other than to another Subsidiary Guarantor) unless:

(1) (a) if the entity remains a Subsidiary Guarantor, the resulting, surviving or transferee Person will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia; (b) immediately after giving effect to the transaction (and treating any Indebtedness that becomes an obligation of the resulting, surviving or transferee Person or any Restricted Subsidiary as a result of the transaction as having been Incurred by the Person or the Restricted Subsidiary at the time of the transaction), no Default of Event of Default shall have occurred and be continuing; (c) the resulting, surviving or transferee Person assumes all the obligations of the Subsidiary Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee under the Notes, the Indenture, the Collateral Documents, the Intercreditor Agreement and the Registration Rights Agreement and shall cause such amendments, supplements or other instruments to be executed, filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral pledged by or transferred to the surviving entity, together with such financing statements or comparable documents as may be required to perfect any security interest in the Collateral which may be perfected by the filing of a financing statement or a similar document under the Uniform Commercial Code or other similar statute or regulation of the relevant states or jurisdictions in each case in a form reasonably satisfactory to the Trustee; and (d) Libbey Glass will have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that the consolidation, merger or transfer and the supplemental indenture (if any) comply with the Indenture; and

(2) the transaction is made in compliance with the covenant described under “— Limitation on Sales of Assets and Subsidiary Stock” (it being understood that only the portion of the Net Available Cash as is required to be applied on the date of the transaction in accordance with the terms of the Indenture needs to be applied in accordance therewith at the time), “— Limitation on Sale of Capital Stock of Restricted Subsidiaries” and this “— Merger and Consolidation” covenant.

Future Subsidiary Guarantors

Libbey Glass will cause each Restricted Subsidiary that Guarantees, on the Issue Date or any time thereafter, any Indebtedness of Libbey Glass or any Subsidiary Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which the Restricted Subsidiary will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest (including Additional Interest, if any) in respect of the Notes on a senior secured basis and all other obligations under the Indenture. Each Restricted Subsidiary that becomes a Subsidiary Guarantor after the Issue Date will also become a party to the Collateral Documents and the Intercreditor Agreement and will take such actions as are necessary or advisable to grant to the Collateral Agent for the benefit of the Trustee, the Collateral Agent and the holders of the Notes a perfected and at least second-priority security interest in any Collateral held by the Restricted Subsidiary, subject to Permitted Liens. Notwithstanding the foregoing, in the event (a) a Subsidiary Guarantor is released and discharged in full from all of its obligations under its Guarantees of (1) the Senior Secured Credit Agreement and (2) all other Indebtedness of Libbey Glass and its Restricted Subsidiaries and (b) the Subsidiary Guarantor has not Incurred any Indebtedness in reliance on its status as a Subsidiary Guarantor under the covenant “— Limitation on Indebtedness” or the Subsidiary Guarantor’s obligations under the Indebtedness are satisfied in full and discharged or are otherwise permitted to be Incurred by a Restricted Subsidiary (other than a Subsidiary Guarantor) under the second paragraph of “— Limitation on Indebtedness,” then the Subsidiary Guarantee and the obligations of the Subsidiary Guarantor under the Collateral Documents and Intercreditor Agreement of the Subsidiary Guarantor shall be automatically and unconditionally released or discharged.

The obligations of each Subsidiary Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of the Subsidiary Guarantor (including, without limitation, any Guarantees under the Senior Secured Credit Agreement) and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of the Subsidiary Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

Each Subsidiary Guarantee shall be released in accordance with the provisions of the Indenture described under “— Note Guarantees.” Upon the release of any Note Guarantor from its Note Guarantee, the liens granted by the Note Guarantor under the Collateral Documents will also be released and the Trustee and Collateral Agent will execute such documents confirming the release as Libbey Glass or the Note Guarantor may request.

Limitation on Lines of Business

Libbey Glass will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

Payments for Consent

Neither Libbey Glass nor any of its Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fees or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless the consideration is offered to be paid or is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to the consent, waiver or amendment.

Events of Default

Each of the following is an Event of Default:

(1) default in any payment of interest or additional interest (as required by the Registration Rights Agreement) on any Note when due, continued for 30 days;

(2) default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3) failure by Libbey Glass or any Guarantor to comply with its obligations under “Certain Covenants — Merger and Consolidation;”

(4) failure by Libbey Glass to comply for 30 days after notice as provided below with (a) any of its obligations under the covenants described under “Change of Control” above or under the covenants described under “Certain covenants” above (in each case, other than a failure to purchase Notes that will constitute an Event of Default under clause (2) above and other than a failure to comply with “Certain Covenants — Merger and Consolidation” which is covered by clause (3) or (b) any of its agreements contained in the Collateral Documents or Intercreditor Agreement;

(5) failure by Libbey Glass to comply for 60 days after notice as provided below with its other agreements contained in the Indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Libbey Glass or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Libbey Glass or any of its Restricted Subsidiaries), other than Indebtedness owed to Libbey Glass or a Restricted Subsidiary, whether the Indebtedness or guarantee now exists, or is created after the Issue Date, which default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on the Indebtedness prior to the expiration of the grace period provided in the Indebtedness (“payment default”); or

(b) results in the acceleration of the Indebtedness prior to its maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $15.0 million or more;

(7) certain events of bankruptcy, insolvency or reorganization of Libbey Glass or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for Libbey Glass and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the “bankruptcy provisions”);

(8) failure by Libbey Glass or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for Libbey Glass and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $15.0 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days (the “judgment default provision”);

(9) any Subsidiary Guarantee, Collateral Document or obligation under the Intercreditor Agreement of a Significant Subsidiary or group of Restricted Subsidiaries that taken together as of the latest audited consolidated financial statements for Libbey Glass and its Restricted Subsidiaries would constitute a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or is declared null and void in a judicial proceeding or any Subsidiary Guarantor that is a Significant Subsidiary or group of Subsidiary Guarantors that taken together as of the latest audited consolidated financial statements of Libbey Glass and its Restricted Subsidiaries would constitute a

Significant Subsidiary denies or disaffirms its obligations under the Indenture, its Subsidiary Guarantee, any Collateral Document or the Intercreditor Agreement; or

(10) with respect to any Collateral having a fair market value in excess of $15.0 million, individually or in the aggregate, (A) the security interest under the Collateral Documents, at any time, ceases to be in full force and effect for any reason other than in accordance with their terms and the terms of the Indenture and other than the satisfaction in full of all obligations under the Indenture and discharge of the Indenture, (B) any security interest created thereunder or under the Indenture is declared invalid or unenforceable or (C) Libbey Glass or any Note Guarantor asserts, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable.

However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify Libbey Glass of the default and Libbey Glass does not cure the default within the time specified in clauses (4) and (5) of this paragraph after receipt of the notice.

If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by notice to Libbey Glass, or the holders of at least 25% in principal amount of the outstanding Notes by notice to Libbey Glass and the Trustee, may, and the Trustee at the request of the holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon the declaration, the principal, premium and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (6) under “Events of default” has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the default triggering the Event of Default pursuant to clause (6) shall be remedied or cured by Libbey Glass or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived. If an Event of Default described in clause (7) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the Notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by the declaration of acceleration, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee or the Collateral Agent, if an Event of Default occurs and is continuing, the Trustee or the Collateral Agent will be under no obligation to exercise any of the rights or powers under the Indenture or the Collateral Documents at the request or direction of any of the holders unless the holders have offered to the Trustee or the Collateral Agent reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1) the holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) the holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with the request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with the request within the 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or the Collateral Agent or of exercising any trust or power conferred on the Trustee or the Collateral Agent. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture, the Collateral Documents or the Intercreditor Agreement or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking the action. Pursuant to the terms of the Intercreditor Agreement, prior to the discharge of the first-priority Liens securing the Credit Agreement Obligations, the agent under the Senior Secured Credit Agreement will determine the time and method by which the security interests in the Collateral will be enforced. The Trustee will not be permitted to enforce the security interests and certain other rights related to the Notes even if an Event of Default has occurred and the Notes have been accelerated except in any insolvency or liquidation proceeding, as necessary to file a claim or statement of interest with respect to the Notes or any Note Guarantee, and except in certain other limited situations. After the discharge of the first-priority Liens securing the Credit Agreement Obligations, the Collateral Agent, acting at the instruction of the holders of a majority in principal amount of the Notes and any Pari Passu Secured Indebtedness, voting as one class, in accordance with the provisions of the Indenture and the Collateral Documents, will determine the time and method by which the security interests in the Collateral will be enforced and, if applicable, will distribute proceeds (after payment of the costs of enforcement and Collateral administration) of the Collateral received by it under the Collateral Documents for the ratable benefit of the holders of the Notes and the Pari Passu Secured Indebtedness.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any Senior Secured Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, Libbey Glass is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. Libbey Glass also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action Libbey Glass is taking or proposing to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture, the Notes, the Collateral Documents and the Intercreditor Agreement may be amended or supplemented with the consent of the holders of a majority in principal amount of the Notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). However, without the consent of each holder of an outstanding Note affected, no amendment, supplement or waiver may, among other things:

(1) reduce the amount of Notes whose holders must consent to an amendment;

(2) change the method of calculating the rate of interest or extend the stated time for payment of interest on any Note;

(3) reduce the principal of or extend the Stated Maturity of any Note;

(4) reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed or repurchased as described above under “Optional Redemption” or “Change of Control,” whether through an amendment or waiver of provisions in the covenants or otherwise; provided that amendments to the definition of Change of Control shall not require the consent of each Holder affected;

(5) make any Note payable in money other than that stated in the Note;

(6) impair the right of any holder to receive payment of principal, premium, if any, and interest on the holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to the holder’s Notes;

(7) make any change in the amendment provisions that require each holder’s consent or in the waiver provisions;

(8) modify the Note Guarantees in any manner adverse to the holders of the Notes; or

(9) modify the provisions of the Collateral Documents or the Intercreditor Agreement in any manner materially adverse to the holders of the Notes or release all or substantially all of the Collateral from the Lien under the Intercreditor Agreement other than in accordance with the Indenture, the Collateral Documents or the Intercreditor Agreement.

In addition, without the consent of holders of sixty-six and two-thirds percent (66 2/3%) in aggregate principal amount of the Notes outstanding, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder) release Collateral other than in accordance with the Indenture, the Collateral Documents and the Intercreditor Agreement.

Notwithstanding the foregoing, without the consent of any holder, Libbey Glass, the Note Guarantors and the Trustee may amend the Indenture and the Notes, the Collateral Documents or the Intercreditor Agreement to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor corporation of the obligations of Libbey Glass or any Note Guarantor under the Indenture;

(3) provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f) (2) (B) of the Code);

(4) add Guarantees with respect to the Notes or release a Subsidiary Guarantor upon its designation as an Unrestricted Subsidiary; provided, however, that the designation is in accord with the applicable provisions of the Indenture;

(5) expand the collateral securing the Notes;

(6) add to the covenants of Libbey Glass for the benefit of the holders or surrender any right or power conferred upon Libbey Glass;

(7) make any change that does not adversely affect the rights of any holder;

(8) comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(9) release a Note Guarantor from its obligations under its Note Guarantee or the Indenture in accordance with the applicable provisions of the Indenture;

(10) release Liens in favor of the Collateral Agent in the Collateral as provided under “Collateral — Release” or otherwise in accordance with the terms of the Indenture, Collateral Documents or the Intercreditor Agreement;

(11) provide for the appointment of a successor trustee; provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of the Indenture;

(12) provide for the issuance of exchange securities that shall have terms substantially identical in all respects to the Notes (except that the transfer restrictions contained in the Notes shall be modified or eliminated as appropriate) and that shall be treated, together with any outstanding Notes, as a single class of securities; or

(13) conform the text of the Indenture, the Notes or the Note Guarantees to any provision of this “Description of Exchange Notes” to the extent that the provision in this “Description of Exchange Notes” was intended to be a verbatim recitation of a provision of the Indenture, the Notes or the Note Guarantees.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment or supplement. It is sufficient if the consent approves the substance of the proposed amendment or supplement. A consent to any amendment, supplement or waiver under the Indenture by any holder of Notes given in connection with a tender of the holder’s Notes will not be rendered invalid by the tender. After an amendment or supplement under the Indenture, the Collateral Documents or the Intercreditor Agreement becomes effective, Libbey Glass is required to mail to the holders a notice briefly describing the amendment or supplement. However, the failure to give the notice to all the holders, or any defect in the notice will not impair or affect the validity of the amendment or supplement.

Defeasance

Libbey Glass at any time may terminate all its obligations under the Notes, the Indenture, the Collateral Documents and the Intercreditor Agreement, and cause the release of all Collateral granted under the Collateral Documents (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. If Libbey Glass exercises its legal defeasance option, the Note Guarantees in effect at the time will terminate.

Libbey Glass at any time may terminate its obligations described under “Change of Control” and under the covenants described under “Certain Covenants” (other than “Merger and consolidation”), the operation of the cross-default upon a payment default, cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under “Events of default” above and the limitations contained in clause (3) under “Certain Covenants — Merger and Consolidation” above (“covenant defeasance”).

Libbey Glass may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If Libbey Glass exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If Libbey Glass exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8) or (9) under “Events of Default” above or because of the failure of Libbey Glass to comply with clause (3) under “Certain Covenants — Merger and Consolidation” above.

In order to exercise either defeasance option, Libbey Glass must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred. In the case of legal defeasance only, the Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Parent, Libbey Glass or any of the Subsidiary Guarantors, as such, shall have any liability for any obligations of Libbey Glass under the Notes, the Indenture, the Note Guarantees, or the Collateral Documents or for any claim based on, in respect of, or by reason of, the obligations or their creation. Each holder by accepting a Note waives and releases all the liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Concerning the Trustee

The Bank of New York Trust Company, N.A. is the Trustee under the Indenture and has been appointed by Libbey Glass as Registrar and Paying Agent with regard to the Notes.

Governing Law

The Indenture provides that it and the Notes, the Collateral Documents and the Intercreditor Agreement will be governed by, and construed in accordance with, the laws of the State of New York. However, the Mortgages will be governed by, and construed in accordance with, the laws of the states in which the applicable Premises are located.

Certain Definitions

“Acquired Indebtedness” means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time the Person is merged with or into or becomes a Restricted Subsidiary of Libbey Glass or (ii) assumed in connection with the acquisition of assets from the Person, in each case whether or not Incurred by the Person in connection with, or in anticipation or contemplation of, the Person merging into, or becoming a Restricted Subsidiary of Libbey Glass or the acquisition. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (i) of the preceding sentence, on the date the Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of the acquisition of assets.

“Acquisition” means the acquisition by certain Subsidiaries of Libbey Glass of 51% of the Capital Stock of Vitrocrisa Holding, S. de R.L. de C.V. and related companies.

“Added Historical Amount” means the special charges in the amounts set forth in and described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — Special Charges” in a Form 8-K previously filed with the SEC on May 15, 2006 and incorporated by reference herein, but only to the extent the special charges occurred in the consecutive four-quarter reference period referred to in the definition of Consolidated Coverage Ratio.

“Additional Assets” means:

(1) any property, plant or equipment or other asset (excluding working capital for the avoidance of doubt) to be used by Libbey Glass or a Restricted Subsidiary in a Related Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of the Capital Stock by Libbey Glass or a Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at the time is a Restricted Subsidiary;

provided, however, that, in the case of clauses (2) and (3), the Restricted Subsidiary is primarily engaged in a Related Business.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with the specified Person. For the purposes of this definition, “control” when used with respect to any Person means the possession, directly or indirectly, of the power to direct the management and policies of the Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided that exclusively for purposes of “Certain Covenants — Limitation on Affiliate Transactions,” beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purpose of this definition, terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares), property or other assets (each referred to for the purposes of this definition as a “disposition”) by Libbey Glass or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1) a disposition of assets by a Restricted Subsidiary to Libbey Glass or by Libbey Glass or a Restricted Subsidiary to a Restricted Subsidiary; provided that in the case of a transfer of Collateral, the transferee shall cause such amendments, supplements or other instruments to be executed, filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien on the Collateral pledged by or transferred to the transferee, together with such financing statements or comparable documents as may be required to perfect any security interests in the Collateral which may be perfected by the filing of a financing statement or a similar document under the Uniform Commercial Code or other similar statute or regulation of the relevant states or jurisdictions;

(2) the sale of Cash Equivalents in the ordinary course of business;

(3) a disposition of inventory or products or a sale of services in the ordinary course of business;

(4) a disposition of obsolete or worn out equipment or equipment that is no longer useful in the conduct of the business of Libbey Glass and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

(5) transactions permitted under “Certain Covenants — Merger and Consolidation;”

(6) an issuance of Capital Stock by a Restricted Subsidiary to Libbey Glass or by a Restricted Subsidiary to a Restricted Subsidiary (other than a Receivables Entity);

(7) for purposes of “Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” only, the making of a Permitted Investment (other than a Permitted Investment to the extent the transaction results in the receipt of cash or Cash Equivalents by Libbey Glass or its Restricted Subsidiaries) or a disposition subject to “Certain Covenants — Limitation on Restricted Payments;”

(8) sales of accounts receivable and related assets or an interest therein to a Receivables Entity;

(9) dispositions of assets or issuance or sale of Capital Stock of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $2.0 million;

(10) the creation of a Permitted Lien and dispositions in connection with Permitted Liens;

(11) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(12) the issuance by a Restricted Subsidiary of Preferred Stock that is permitted by the covenant described under the caption “— Certain Covenants — Limitation on Indebtedness;”

(13) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of Libbey Glass and its Restricted Subsidiaries; and

(14) any sale of Capital Stock, Indebtedness or other securities of, an Unrestricted Subsidiary (with the exception of Investments in Unrestricted Subsidiaries acquired pursuant to clauses (11) or (13) of the definition of Permitted Investments or clause (14) of the second paragraph of “— Certain Covenants — Restricted Payments”);

(15) the sale of any property built or acquired by Libbey Glass or any Restricted Subsidiary after the Issue Date in a Sale/Leaseback Transaction within three months of the construction or acquisition of the property; and

(16) foreclosure on assets.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in the transaction) of the total obligations of the lessee for net rental payments during the remaining term of the lease included in the Sale/Leaseback Transaction (including any period for which the lease has been extended), determined in accordance with GAAP; provided, however, that if the Sale/ Leaseback Transaction results in a Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligations.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the date or dates of each successive scheduled principal payment of the Indebtedness or redemption or similar payment with respect to the Preferred Stock multiplied by the amount of each such payment by (2) the sum of all the payments.

“Board of Directors” means, as to any Person, the board of directors or managers, as applicable, of the Person or any duly authorized committee thereof.

“Borrowing Base” means, as of the date of determination, an amount equal to the sum, without duplication of (1) up to 85% of the net book value of Libbey Glass’s and its Restricted Subsidiaries’ accounts receivable at the date and (2) up to 65% of the net book value of Libbey Glass’s and its Restricted Subsidiaries’ inventory at the date. Net book value shall be determined in accordance with GAAP and shall be calculated using amounts reflected on the most recent available balance sheet (it being understood that the accounts receivable and inventories of an acquired business may be included if the acquisition has been completed on or prior to the date of determination).

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York or a place of payment under the Indenture are authorized or required by law to close.

“Calculation Agent” has the meaning set forth above under “— General — Interest.”

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of the Person, including any Preferred Stock and limited liability or partnership interests (whether general or limited), but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by the obligation will be the capitalized amount of the obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under the lease prior to the first date the lease may be terminated without penalty.

“Cash Equivalents” means:

(1) U.S. dollars, or in the case of Libbey Glass or any Foreign Subsidiary, the local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the U.S. Government or any agency or instrumentality of the United States (provided that the full faith and credit of the U.S. Government is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(3) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition of the United States (provided that the full faith and credit of the United States is pledged in support thereof) and, at the time of acquisition, having a credit rating of “A” or better from either Standard & Poor’s Ratings Services or Moody’s Investors Service, Inc.;

(4) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank having combined capital and surplus in excess of $500 million;

(5) repurchase obligations with a term of not more than thirty days for underlying securities of the types described in clauses (2), (3) and (4), entered into with any bank meeting the qualifications specified in clause (4) above;

(6) commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by Standard & Poor’s Ratings Services or “P-2” or the equivalent thereof by Moody’s Investors Service, Inc., or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

(7) interests in any investment company or money market fund that invests 95% or more of its assets in instruments of the type specified in clauses (1) through (6) above.

“Change of Control” means the occurrence of any of the following:

(1) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any “person” or “group” of related persons (as the terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that the person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether the right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of Libbey Glass or the Parent (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause, the person or group shall be deemed to beneficially own any Voting Stock of Libbey Glass or the Parent held by a parent entity, if the person or group “beneficially owns” (as defined above), directly or indirectly, more than 35% of the voting power of the Voting Stock of the parent entity); or

(2) the first day on which a majority of the members of the Board of Directors of Libbey Glass or the Parent are not Continuing Directors; or

(3) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Parent or Libbey Glass and its Restricted Subsidiaries taken as a whole to any “person” (as the term is used in Sections 13(d) and 14(d) of the Exchange Act); or

(4) the adoption by the stockholders of Libbey Glass or the Parent of a plan or proposal for the liquidation or dissolution of Libbey Glass or the Parent.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collateral” means all property and tangible and intangible assets, whether now owned or hereafter acquired, in which Liens are, from time to time, granted to secure the Notes and the Note Guarantees pursuant to the Collateral Documents.

“Collateral Agent” means The Bank of New York Trust Company, N.A., acting as the collateral agent for the holders of the Notes, the Trustee and any holders of Pari Passu Secured Indebtedness (including any agent therefor) under the Collateral Documents.

“Collateral Documents” means the Mortgages, security agreements, pledge agreements, agency agreements and other instruments and documents executed and delivered pursuant to the Indenture or any of the foregoing, as the same may be amended, supplemented or otherwise modified from time to time and pursuant to which Collateral is pledged, assigned or granted to or on behalf of the Collateral Agent for the ratable benefit of the holders of the Notes and the Trustee and the holders of any Pari Passu Secured Indebtedness or notice of the pledge, assignment or grant is given.

“Commodity Agreement” means any commodity futures contract, commodity option or other similar agreement or arrangement entered into by Libbey Glass or any Restricted Subsidiary designed to protect Libbey Glass or any of its Restricted Subsidiaries against fluctuations in the price of commodities actually used in the ordinary course of business of Libbey Glass and its Restricted Subsidiaries.

“Common Stock” means with respect to any Person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of the Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of the common stock.

“Consolidated Coverage Ratio” means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of the Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of the determination for which financial statements are in existence to (y) Consolidated Interest Expense for the four fiscal quarters, provided, however, that:

(1) if Libbey Glass or any Restricted Subsidiary:

(a) has Incurred any Indebtedness since the beginning of the period that remains outstanding on the date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for the period will be calculated after giving effect on a pro forma basis to the Indebtedness as if the Indebtedness had been Incurred on the first day of the period (except that in making the computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of the calculation will be deemed to be (i) the average daily balance of the Indebtedness during the four fiscal quarters or such shorter period for which the facility was outstanding or (ii) if the facility was created after the end of the four fiscal quarters, the average daily balance of the Indebtedness during the period from the date of creation of the facility to the date of the calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of the new Indebtedness as if the discharge had occurred on the first day of the period; or

(b) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on the date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness Incurred under any revolving credit facility unless the Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA and Consolidated Interest Expense for the period will be calculated after giving effect on a pro forma basis to the discharge of the Indebtedness, including with the proceeds of the new Indebtedness, as if the discharge had occurred on the first day of the period;

(2) if since the beginning of the period Libbey Glass or any Restricted Subsidiary will have made any Asset Disposition or disposed of any company, division, operating unit, segment, business, group of related assets or line of business or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is such an Asset Disposition:

(a) the Consolidated EBITDA for the period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets that are the subject of the disposition for the period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for the period; and

(b) Consolidated Interest Expense for the period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of Libbey Glass or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to Libbey Glass and its continuing Restricted Subsidiaries in connection with the disposition for the period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for the period directly attributable to the Indebtedness of the Restricted Subsidiary to the extent Libbey Glass and its continuing Restricted Subsidiaries are no longer liable for the Indebtedness after the sale);

(3) if since the beginning of the period Libbey Glass or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary or is merged with or into Libbey Glass) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, division, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDA and Consolidated Interest Expense for the period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if the Investment or acquisition occurred on the first day of the period;

(4) if since the beginning of the period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Libbey Glass or any Restricted Subsidiary since the beginning of the period) will have Incurred any Indebtedness or discharged any Indebtedness, made any disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (1), (2) or (3) above if made by Libbey Glass or a Restricted Subsidiary during the period, Consolidated EBITDA and Consolidated Interest Expense for the period will be calculated after giving pro forma effect thereto as if the transaction occurred on the first day of the period; and

(5) any Person that is a Restricted Subsidiary on the date of determination will be deemed to have been a Restricted Subsidiary at all times during the four-quarter period and any Person that is not a Restricted Subsidiary on the date of determination will be deemed not to have been a Restricted Subsidiary at any time during the four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of Libbey Glass (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on the Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to the Indebtedness if the Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of Libbey Glass, the interest rate shall be calculated by applying the optional rate chosen by Libbey Glass.

“Consolidated EBITDA” for any period means, without duplication, the Consolidated Net Income for the period, plus the following to the extent deducted in calculating the Consolidated Net Income:

(1) Consolidated Interest Expense; plus

(2) Consolidated Income Taxes; plus

(3) consolidated depreciation expense; plus

(4) impairment charges or asset write-offs recorded in connection with the application of Financial Accounting Standard No. 142 “Goodwill and Other Intangibles”, Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets” and amortization of intangibles pursuant to Financial Accounting Standard No. 141 “Business Combinations”; plus

(5) any expenses or charges related to any Equity Offering, Permitted Investment, acquisition, recapitalization or Indebtedness permitted to be incurred under the Indenture (in each case whether or not consummated), deducted in the period in computing Consolidated Net Income; plus or minus

(6) net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of Indebtedness; plus or minus

(7) unrealized gains or losses relating to hedging transactions and mark-to-market Indebtedness denominated in foreign currencies resulting from the application of Financial Accounting Standard No. 52 “Foreign Currency Translation”; plus

(8) non-cash compensation charges, including any such noncash charges arising from stock options, restricted stock grants or other equity incentive programs; plus

(9) the Added Historical Amount; plus

(10) other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation); less

(11) noncash items increasing Consolidated Net Income of the Person for the period (excluding any items which represent the reversal of any accrual of, or reserve for, anticipated cash charges made in any prior period and excluding the accrual of revenue in the ordinary course of business).

Notwithstanding the preceding sentence, clauses (2) through (11) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of the Person only to the extent (and in the same proportion) that the net income (loss) of the Restricted Subsidiary was included in calculating the Consolidated Net Income of the Person and, to the extent the amounts set forth in clauses (2) through (11) are in excess of those necessary to offset a net loss of the Restricted Subsidiary or if the Restricted Subsidiary has net income for the period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to Libbey Glass by the Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Income Taxes” means, with respect to any Person for any period, taxes imposed upon the Person or other payments required to be made by the Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits of the Person or the Person and its Restricted Subsidiaries (to the extent the income or profits were included in computing Consolidated Net Income for the period), regardless of whether the taxes or payments are required to be remitted to any governmental authority.

“Consolidated Interest Expense” means, for any period, the total interest expense of Libbey Glass and its consolidated Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in the interest expense:

(1) interest expense attributable to Capitalized Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto, determined as if the lease were a capitalized lease in accordance with GAAP and the interest component of any deferred payment obligations;

(2) amortization of debt discount, debt issuance cost or deferred financing costs (provided that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, the amortization of bond premium has otherwise reduced Consolidated Interest Expense);

(3) non-cash interest expense;

(4) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(5) the interest expense on Indebtedness of another Person that is Guaranteed by the Person or one of its Restricted Subsidiaries or secured by a Lien on assets of the Person or one of its Restricted Subsidiaries;

(6) costs associated with Hedging Obligations (including amortization of fees) provided, however, that if Hedging Obligations result in net benefits rather than costs, the benefits shall be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, the net benefits are otherwise reflected in Consolidated Net Income;

(7) the consolidated interest expense of the Person and its Restricted Subsidiaries that was capitalized during the period;

(8) the product of (a) all dividends paid or payable, in cash, Cash Equivalents or Indebtedness or accrued during the period on any series of Disqualified Stock of the Person or on Preferred Stock of its Restricted Subsidiaries that are not Subsidiary Guarantors payable to a party other than Libbey Glass or a Restricted Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, provincial and local statutory tax rate of the Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP;

(9) Receivables Fees; and

(10) the cash contributions to any employee stock ownership plan or similar trust to the extent the contributions are used by the plan or trust to pay interest or fees to any Person (other than Libbey Glass and its Restricted Subsidiaries) in connection with Indebtedness Incurred by the plan or trust.

For the purpose of calculating the Consolidated Coverage Ratio, the calculation of Consolidated Interest Expense shall include all interest expense (including any amounts described in clauses (1) through (10) above) relating to any Indebtedness of Libbey Glass or any Restricted Subsidiary described in the final paragraph of the definition of “Indebtedness.”

For purposes of the foregoing, total interest expense will be determined (i) after giving effect to any net payments made or received by Libbey Glass and its Subsidiaries with respect to Interest Rate Agreements and (ii) exclusive of amounts classified as other comprehensive income in the balance sheet of Libbey Glass. Notwithstanding anything to the contrary contained herein, commissions, discounts, yield and other fees and charges Incurred in connection with any transaction pursuant to which Libbey Glass or its Restricted Subsidiaries may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Interest Expense.

“Consolidated Net Income” means, for any period, the net income (loss) of Libbey Glass and its consolidated Restricted Subsidiaries determined in accordance with GAAP; provided, however, that there will not be included in the Consolidated Net Income:

(1) any net income (loss) of any Person if the Person is not a Restricted Subsidiary, except that:

(a) subject to the limitations contained in clauses (3), (4) and (5) below, Libbey Glass’s equity in the net income of any such Person for the period will be included in the Consolidated Net Income up to the aggregate amount of cash actually distributed by the Person during the period to Libbey Glass or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

(b) Libbey Glass’s equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for the period will be included in determining the Consolidated Net Income only to the extent the loss has been funded with cash from Libbey Glass or a Restricted Subsidiary;

(2) any net income (but not loss) of any Restricted Subsidiary if the Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by the Restricted Subsidiary, directly or indirectly, to Libbey Glass, except that:

(a) subject to the limitations contained in clauses (3), (4) and (5) below and subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause (2), Libbey Glass’s equity in the net income of any such Restricted Subsidiary for the period will be included in the Consolidated Net Income up to the aggregate amount of cash (x) that could have been distributed by the Restricted Subsidiary during the period to Libbey Glass or another Restricted Subsidiary as a dividend, for purposes of the calculation of Consolidated EBITDA and (y) that actually is paid in cash or converted into cash, for purposes of calculating clause (c)(i) of “Certain Covenants — Limitation on Restricted Payments”; and

(b) Libbey Glass’s equity in a net loss of any such Restricted Subsidiary for the period will be included in determining the Consolidated Net Income;

(3) any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of Libbey Glass or its consolidated Restricted Subsidiaries (including pursuant to any Sale/Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(4) effects of adjustments in any line item in any Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the Acquisition or any other consummated acquisition;

(5) after-tax effect of nonrecurring restructuring, closure, plant consolidation or similar charges relating to property, plant and equipment acquired in the Acquisition or in future acquisitions that are contemplated at the time of and incurred within 12 months of the closing of the transaction;

(6) any extraordinary gain or loss; and

(7) the cumulative effect of a change in accounting principles.

Any amounts distributed or otherwise transferred to Parent pursuant to clause (9) of the second paragraph of the covenant described under “Certain Covenants — Limitation on Restricted Payments,” without duplication of any amounts otherwise deducted in calculating Consolidated Net Income, the funds for which are provided by Libbey Glass and/or its Restricted Subsidiaries, shall be deducted in calculating the Consolidated Net Income of Libbey Glass and its Restricted Subsidiaries.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Libbey Glass or the Parent, as the case may be, who: (1) was a member of the Board of Directors on the Issue Date; or (2) was nominated for election or elected to the Board of Directors with the approval of a majority of the Continuing Directors who were members of the relevant Board at the time of the nomination or election.

“Credit Agreement Obligations” means Indebtedness outstanding under the Senior Secured Credit Agreement that is secured by a Permitted Lien described in clause (1) of the definition thereof, and all other obligations (not constituting Indebtedness) of the Company or any Note Guarantor under the Senior Secured Credit Agreement.

“Credit Facility” means, with respect to Libbey Glass or any Subsidiary Guarantor or any Restricted Subsidiary that is a Foreign Subsidiary, one or more debt facilities (including, without limitation, the Senior Secured Credit Agreement or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to the lenders or to special purpose entities formed to borrow from the lenders against the receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original Senior Secured Credit Agreement or any other credit or other agreement or indenture).

“Currency Agreement” means in respect of a Person any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which the Person is a party or a beneficiary.

“Default” means any event that is, or after notice or the passage of time or both would be, an Event of Default.

“Determination Date” will be, with respect to an Interest Period, the second London Banking Day preceding the first day of the Interest Period.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of the Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock that is convertible or exchangeable solely at the option of Libbey Glass or a Restricted Subsidiary); or

(3) is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date that is 91 days after the earlier of the date (a) of the Stated Maturity of the Notes or (b) on which there are no Notes outstanding, provided that only the portion of Capital Stock that so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to the date will be deemed to be Disqualified Stock; provided, further that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Libbey Glass to repurchase the Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially similar manner to the corresponding definitions in the Indenture) shall not constitute Disqualified Stock if the terms of the Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) provide that Libbey Glass may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to the provision prior to compliance by Libbey Glass with the provisions of the Indenture described under the captions “Change of Control” and “Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock” and the repurchase or redemption complies with “Certain Covenants — Limitation on Restricted Payments.”

“Equity Offering” means a public offering for cash by Libbey Glass or the Parent, as the case may be, of its Common Stock, or options, warrants or rights with respect to its Common Stock, other than (x) public offerings with respect to Libbey Glass’s or the Parent’s, as the case may be, Common Stock, or options, warrants or rights, registered on Form S-4 or S-8, (y) an issuance to any Subsidiary or (z) any offering of Common Stock issued in connection with a transaction that constitutes a Change of Control.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Foreign Assets” means the aggregate assets held by, or related to, the Foreign Subsidiaries of Libbey Glass determined in accordance with GAAP as disclosed in the financial statements or in the footnotes to the financial statements of Libbey Glass most recently made available in accordance with the Indenture.

“Foreign Subsidiary” means any Restricted Subsidiary that is not organized under the laws of the United States of America or any state thereof or the District of Columbia and any Subsidiary of the Restricted Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP, except that in the event Libbey Glass is acquired in a transaction in which purchase accounting is applied to Libbey Glass’s financial statements, the effects of the application of purchase accounting in the instance shall be disregarded in the calculation of the ratios and other computations.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of the Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) the Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2) entered into for purposes of assuring in any other manner the obligee of the Indebtedness of the payment thereof or to protect the obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor Pari Passu Indebtedness” means Indebtedness of a Subsidiary Guarantor that ranks equally in right of payment to its Subsidiary Guarantee.

“Guarantor Subordinated Obligation” means, with respect to a Subsidiary Guarantor, any Indebtedness of the Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is expressly subordinated in right of payment to the obligations of the Subsidiary Guarantor under its Subsidiary Guarantee, including the Guarantees of the Private Placement Notes, pursuant to a written agreement, without giving effect to collateral arrangements.

“Hedging Obligations” of any Person means the obligations of the Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

“holder” means a Person in whose name a Senior Secured Note is registered on the Registrar’s books.

“Incur” means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time the person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by the Person at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal of and premium (if any) in respect of indebtedness of the Person for borrowed money;

(2) the principal of and premium (if any) in respect of obligations of the Person evidenced by bonds, debentures, notes or other similar instruments;

(3) the principal component of all obligations of the Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent the reimbursement obligation relates to a trade payable or similar obligation to a trade creditor in each case incurred in the ordinary course of business);

(4) the principal component of all obligations of the Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto;

(5) Capitalized Lease Obligations and all Attributable Indebtedness of the Person;

(6) the principal component or liquidation preference of all obligations of the Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of Libbey Glass or a Restricted Subsidiary or Preferred Stock of a Subsidiary that is not a Subsidiary Guarantor (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of the Person, whether or not the Indebtedness is assumed by the Person; provided, however, that the amount of the Indebtedness will be the lesser of (a) the fair market value of the asset at the date of determination and (b) the amount of the Indebtedness of the other Persons;

(8) the principal component of Indebtedness of other Persons to the extent Guaranteed by the Person;

(9) to the extent not otherwise included in this definition, net obligations of the Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of the agreement or arrangement giving rise to the obligation that would be payable by the Person at the time); and

(10) to the extent not otherwise included in this definition, the principal amount of any Indebtedness outstanding in connection with a securitization transaction is the amount of obligations outstanding under the legal documents entered into as part of the securitization that would be characterized as principal on any date of determination if the securitization transaction were structured as a secured lending transaction.

The amount of Indebtedness of any Person at any date will be the outstanding balance at the date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at the date; provided that contingent obligations arising in the ordinary course of business and not with respect of borrowed money shall be deemed not to constitute Indebtedness. Notwithstanding the foregoing, money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to pre-fund the payment of interest on the Indebtedness shall not be deemed to be “Indebtedness” provided that the money is held to secure the payment of the interest.

In addition, “Indebtedness” of any Person shall include Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of the Person if:

(1) the Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a “Joint Venture”);

(2) the Person or a Restricted Subsidiary of the Person is a general partner of the Joint Venture (a “General Partner”); and

(3) there is recourse, by contract or operation of law, with respect to the payment of the Indebtedness to property or assets of the Person or a Restricted Subsidiary of the Person; and then the Indebtedness shall be included in an amount not to exceed:

(a) the lesser of (i) the net assets of the General Partner and (ii) the amount of the obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of the Person or a Restricted Subsidiary of the Person; or

(b) if less than the amount determined pursuant to clause (a) immediately above, the actual amount of the Indebtedness that is recourse to the Person or a Restricted Subsidiary of the Person, if the Indebtedness is evidenced by a writing and is for a determinable amount.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Permitted Business of nationally recognized standing that is, in the good faith judgment of Libbey Glass, qualified to perform the task for which it has been engaged.

“Intercreditor Agreement” means the Intercreditor Agreement, dated as of the date hereof, by and among JPMorgan Chase Bank, N.A., in its capacity as administrative agent pursuant to the Senior Secured Credit

Agreement, the holders of any Pari Passu Secured Debt from time to time (or any agent or representative on their behalf), the Trustee, the trustee under the indenture governing the Private Placement Notes, the Collateral Agent and Libbey Glass and the Note Guarantors.

“Interest Payment Date” has the meaning set forth under “— General — Interest.”

“Interest Period” means the period commencing on and including an Interest Payment Date and ending on and including the day immediately preceding the next succeeding Interest Payment Date; provided that the first Interest Period shall commence on and include June 16, 2006 and end on and include November 30, 2006.

“Interest Rate Agreement” means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which the Person is party or a beneficiary.

“Investment” means, with respect to any Person, all investments by the Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers in the ordinary course of business) or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, the Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:

(1) Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture;

(2) endorsements of negotiable instruments and documents in the ordinary course of business; and

(3) an acquisition of assets, Capital Stock or other securities by Libbey Glass or a Subsidiary for consideration to the extent the consideration consists of Common Stock of Libbey Glass or the Parent.

For purposes of “Certain Covenants — Limitation on Restricted Payments,”

(1) “Investment” will include the portion (proportionate to Libbey Glass’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of the Restricted Subsidiary at the time that the Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of the Subsidiary as a Restricted Subsidiary, Libbey Glass will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) Libbey Glass’s “Investment” in the Subsidiary at the time of the redesignation less (b) the portion (proportionate to Libbey Glass’s equity interest in the Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors of Libbey Glass in good faith) of the Subsidiary at the time that the Subsidiary is so re-designated a Restricted Subsidiary;

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of the transfer, in each case as determined in good faith by the Board of Directors of Libbey Glass; and

(3) if Libbey Glass or any Restricted Subsidiary sells or otherwise disposes of any Voting Stock of any Restricted Subsidiary the that, after giving effect to any such sale or disposition, the entity is no longer a Subsidiary of Libbey Glass, Libbey Glass shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value (as conclusively determined by the Board of Directors of Libbey Glass in good faith) of the Capital Stock of the Subsidiary not sold or disposed of.

“Issue Date” means June 16, 2006.

“Joint Venture” means any Person, other than an individual or a Subsidiary of Libbey Glass, (i) in which Libbey Glass or a Restricted Subsidiary holds or acquires a security interest (whether by way of Capital Stock or otherwise) and (ii) which is engaged in a Related Business.

“LIBOR” with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars for six-month periods beginning on the first day of the Interest Period that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide the bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on the Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in U.S. dollars for a six-month period beginning on the first day of the Interest Period. If at least two such offered quotations are so provided, LIBOR for the Interest Period will be the arithmetic mean of the quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent, to provide the bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on the Determination Date, for loans in a Representative Amount in U.S. dollars to leading European banks for a six-month period beginning on the first day of the Interest Period. If at least two such rates are so provided, LIBOR for the Interest Period will be the arithmetic mean of the rates. If fewer than two such rates are so provided, then LIBOR for the Interest Period will be LIBOR in effect with respect to the immediately preceding Interest Period.

“Lien” means, with respect to any asset, any mortgage, pledge, security interest, encumbrance, lien or charge of any kind in respect of the asset (including any conditional sale or other title retention agreement or lease in the nature thereof).

“London Banking Day” is any day in which dealings in U.S. dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Mortgages” means the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents securing Liens on the Premises, as well as the other Collateral secured by and described in the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of the Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of the Asset Disposition;

(2) all payments made on any Indebtedness that is secured by any assets subject to the Asset Disposition, in accordance with the terms of any Lien upon or any other security agreement of any kind with respect to the assets, or that must by its terms, or in order to obtain a necessary consent to the Asset Disposition, or by applicable law be repaid out of the proceeds from the Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of the Asset Disposition; and

(4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in the Asset Disposition and retained by Libbey Glass or any Restricted Subsidiary after the Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of the issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with the issuance or sale and net of taxes paid or payable as a result of the issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements); provided that the cash proceeds of an Equity Offering by Parent shall not be deemed Net Cash Proceeds, except to the extent the cash proceeds are contributed to Libbey Glass.

“Non-Guarantor Restricted Subsidiary” means any Restricted Subsidiary that is not a Subsidiary Guarantor.

“Non-Recourse Debt” means Indebtedness of a Person:

(1) as to which neither Libbey Glass nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of Libbey Glass or any Restricted Subsidiary to declare a default under the other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(3) the explicit terms of which provide there is no recourse against any of the assets of Libbey Glass or its Restricted Subsidiaries, except that Standard Securitization Undertakings shall not be considered recourse.

“Note Guarantee” means, individually, any Guarantee of payment of the Notes and exchange notes issued in a registered exchange offer pursuant to the Registration Rights Agreement by a Note Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such Note Guarantees. Each such Note Guarantee will be in the form prescribed by the Indenture.

“Offering Memorandum” means the Offering Memorandum dated as of June 9, 2006 relating to the offering of the Outstanding Notes.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of Libbey Glass or, if Libbey Glass is a partnership or a limited liability company that has no such officers, a person duly authorized under applicable law by the general partner, managers, members or a similar body to act on behalf of Libbey Glass. Officer of any Note Guarantor has a correlative meaning.

“Officers’ Certificate” means a certificate signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of Libbey Glass.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to Libbey Glass, a Note Guarantor or the Trustee.

“Parent” means Libbey Inc., a Delaware corporation.

“Pari Passu Indebtedness” means Indebtedness that ranks equally in right of payment to the Notes (without giving effect to collateral arrangements). Indebtedness in respect of the Private Placement Notes shall not be considered Pari Passu Indebtedness.

“Pari Passu Secured Indebtedness” means any Indebtedness of Libbey Glass or any Note Guarantor that ranks pari passu in right of payment with the Notes or the relevant Note Guarantee and is secured by a Lien on the Collateral that has the same priority as the Lien securing the Notes and that is designated in writing as such by Libbey Glass to the Trustee and the holders of which enter into an appropriate agency agreement with the Collateral Agent. Indebtedness in respect of the Private Placement Notes shall not be considered Pari Passu Secured Indebtedness.

“Permitted Asset Swap” means any transfer of property or assets by Libbey Glass or any of its Restricted Subsidiaries in which at least 90% of the consideration received by the transferor consists of properties or assets (other than cash and Investments) that will be used in a Related Business; provided that the aggregate fair market value of the property or assets being transferred by Libbey Glass or the Restricted Subsidiary is not greater than the aggregate fair market value of the property or assets received by Libbey Glass or the Restricted Subsidiary in the exchange (provided, however, that in the event the aggregate fair market value of the property or assets being transferred or received by Libbey Glass is (x) less than $20.0 million, the determination shall be made in good faith by the Board of Directors of Libbey Glass and (y) greater than or equal to $20.0 million, the determination shall be made by an Independent Financial Advisor). Neither Libbey Glass nor any of its Restricted Subsidiaries may effect a Permitted Asset Swap during the PIK Period.

“Permitted Investment” means an Investment by Libbey Glass or any Restricted Subsidiary in:

(1) a Restricted Subsidiary or a Person that will, upon the making of the Investment, become a Restricted Subsidiary; provided, however, that the primary business of the Restricted Subsidiary is a Related Business;

(2) another Person if as a result of the Investment the other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Libbey Glass or a Restricted Subsidiary (other than a Receivables Entity); provided, however, that the Person’s primary business is a Related Business;

(3) cash and Cash Equivalents;

(4) receivables owing to Libbey Glass or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that the trade terms may include such concessionary trade terms as Libbey Glass or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of the advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees of Libbey Glass and its Restricted Subsidiaries, (i) the proceeds of which are used to purchase Capital Stock of Libbey Glass or the Parent, or (ii) made in the ordinary course of business consistent with past practices of Libbey Glass or the Restricted Subsidiary in an aggregate amount at any one time outstanding not to exceed $3.5 million (loans or advances that are forgiven shall continue to be deemed outstanding);

(7) Capital Stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Libbey Glass or any Restricted Subsidiary or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of a debtor;

(8) Investments made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with “Certain Covenants — Limitation on Sales of Assets and Subsidiary Stock;”

(9) Investments in existence on the Issue Date and any modification, replacement, renewal, or extension thereof; provided, however, that the amount of the Investment may be increased (x) as required by the terms of the Investment as in existence on the Issue Date or (y) as otherwise permitted under the Indenture;

(10) Currency Agreements, Interest Rate Agreements, Commodity Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with “Certain Covenants — Limitation on Indebtedness;”

(11) following the expiration of the PIK Period, Investments by Libbey Glass or any of its Restricted Subsidiaries, together with all other Investments pursuant to this clause (11), in an aggregate amount at the time of the Investment not to exceed the greater of (a) $7.5 million or (b) 1% of Total Assets outstanding at any one time (with the fair market value of the Investment being measured at the time made and without giving effect to subsequent changes in value);

(12) Guarantees issued in accordance with “Certain Covenants — Limitations on Indebtedness;”

(13) Investments by Libbey Glass or a Restricted Subsidiary in a Receivables Entity or any Investment by a Receivables Entity in any other Person, in each case, in connection with a Receivables securitization transaction, provided, however, that any Investment in any such Person is in the form of a purchase money note, or any equity interest or interests in Receivables and related assets generated by Libbey Glass or a Restricted Subsidiary and transferred to any Person in connection with a Receivables securitization transaction or any such Person owning the Receivables;

(14) Investments consisting of licensing of intellectual property pursuant to joint marketing arrangements with other Persons;

(15) Investments of a Restricted Subsidiary of Libbey Glass acquired after the Issue Date or of an entity merged into or consolidated with Libbey Glass or a Restricted Subsidiary of Libbey Glass in a transaction that is not prohibited by the covenant “— Merger and Consolidation” after the Issue Date, to the extent that the Investments were not made in contemplation of the acquisition, merger, or consolidation and were in existence on the date of the acquisition, merger, or consolidation; and

(16) following the expiration of the PIK Period, Investments in Joint Ventures of Libbey Glass or any of its Restricted Subsidiaries not to exceed $15.0 million at any time outstanding (with the fair market value of the Investment being measured at the time made and without giving effect to subsequent changes in value).

“Permitted Liens” means, with respect to any Person:

(1) Liens securing Indebtedness and other obligations under the Senior Secured Credit Agreement and related Hedging Obligations and related banking services or cash management obligations and Liens on assets of Restricted Subsidiaries securing Guarantees of Indebtedness and other obligations of Libbey Glass and/or Libbey Europe B.V. under the Senior Secured Credit Agreement permitted to be Incurred under the Indenture, provided that any such Liens of Libbey Glass or the Note Guarantors secure the Notes and the Note Guarantees on at least a second priority basis;

(2) pledges or deposits by the Person under workers’ compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which the Person is a party, or deposits to secure public or statutory obligations of the Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which the Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3) Liens imposed by law, including carriers’, warehousemen’s, mechanics’, materialmen’s and repairmen’s Liens, Incurred in the ordinary course of business;

(4) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or that are being contested in good faith by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5) Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of the Person in the ordinary course of its business;

(6) survey exceptions encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or liens incidental to the conduct of the business of the Person or to the ownership of its properties that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Person; provided that the Person complies with the applicable provisions of the Collateral Documents relating to the Liens;

(7) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing the Hedging Obligation;

(8) leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) that do not materially interfere with the ordinary conduct of the business of Libbey Glass or any of its Restricted Subsidiaries;

(9) judgment Liens not giving rise to an Event of Default so long as the Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of the judgment have not been finally terminated or the period within which the proceedings may be initiated has not expired;

(10) Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, purchase money obligations or other payments Incurred to finance the acquisition, lease, improvement or construction of, assets or property acquired or constructed in the ordinary course of business provided that:

(a) the Incurrence of the aggregate principal amount of Indebtedness secured by the Liens is otherwise permitted to be Incurred under the Indenture and does not exceed the cost of the assets or property so acquired or constructed; and

(b) the Liens are created within 180 days of construction or acquisition of the assets or property and do not encumber any other assets or property of Libbey Glass or any Restricted Subsidiary other than the assets or property and assets affixed or appurtenant thereto;

(11) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution;

(12) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by Libbey Glass and its Restricted Subsidiaries in the ordinary course of business;

(13) Liens existing on the Issue Date (other than Liens permitted under clause (1));

(14) Liens on property or shares of stock of a Person at the time the Person becomes a Restricted Subsidiary; provided, however, that the Liens are not created, Incurred or assumed in connection with, or in contemplation of, the other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by Libbey Glass or any Restricted Subsidiary;

(15) Liens on property at the time Libbey Glass or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into Libbey Glass or any Restricted Subsidiary; provided, however, that the Liens are not created, Incurred or assumed in connection with, or in contemplation of, the acquisition; provided further, however, that the Liens may not extend to any other property owned by Libbey Glass or any Restricted Subsidiary;

(16) Liens in favor of Libbey Glass or any Restricted Subsidiary;

(17) Liens securing the Notes and Subsidiary Guarantees;

(18) Liens securing Refinancing Indebtedness Incurred to refinance, refund, replace, amend, extend or modify, as a whole or in part, Indebtedness that was previously so secured pursuant to clauses (10), (13), (14), (15), (17) and (18), provided that any the Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder; provided further that liens securing Refinancing Indebtedness in respect of the Private

Placement Notes shall have the same priority and ranking in relation to the Notes and Note Guarantees as the Private Placement Notes and related Guarantees;

(19) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

(20) Liens under industrial revenue, municipal or similar bonds;

(21) Following the expiration of the PIK Period, liens securing Indebtedness (other than Subordinated Obligations and Guarantor Subordinated Obligations) in an aggregate principal amount outstanding at any one time not to exceed $20.0 million; and

(22) Liens securing Indebtedness and other obligations of Foreign Subsidiaries that are Incurred in accordance with “— Certain Covenants — Limitation on Indebtedness.”

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

“PIK Period” means the period of time from the issuance of the Private Placement Notes until the earlier of (x) the date on which Libbey Glass shall pay interest on the Private Placement Notes in cash and (y) the date on which the Private Placement Notes are redeemed.

“Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of the Person, over shares of Capital Stock of any other class of the Person.

“Private Placement Notes” means $102.0 million face amount of senior subordinated secured pay-in-kind notes due 2011 issued by Libbey Glass in a private placement.

“Rating Agencies” means Standard & Poor’s Ratings Group, Inc. and Moody’s Investors Service, Inc. or if Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc. or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by Libbey Glass (as certified by a resolution of the Board of Directors) which shall be substituted for Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc. or both, as the case may be.

“Receivable” means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which the other Person is obligated to pay for goods or services under terms that permit the purchase of the goods and services on credit and shall include, in any event, any items of property that would be classified as an “account,” “chattel paper,” “payment intangible” or “instrument” under the Uniform Commercial Code as in effect in the State of New York and any “supporting obligations” as so defined.

“Receivables Entity” means a Wholly-Owned Subsidiary (or another Person in which Libbey Glass or any Restricted Subsidiary makes an Investment and to which Libbey Glass or any Restricted Subsidiary transfers Receivables and related assets) which engages in no activities other than in connection with the financing of Receivables and which is designated by the Board of Directors of Libbey Glass (as provided below) as a Receivables Entity:

(1) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

(a) is guaranteed by Libbey Glass or any Restricted Subsidiary (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

(b) is recourse to or obligates Libbey Glass or any Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings; or

(c) subjects any property or asset of Libbey Glass or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(2) with which neither Libbey Glass nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than on terms no less favorable to Libbey Glass or the Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of Libbey Glass, other than fees payable in the ordinary course of business in connection with servicing Receivables; and

(3) to which neither Libbey Glass nor any Restricted Subsidiary has any obligation to maintain or preserve the entity’s financial condition or cause the entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of Libbey Glass shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of Libbey Glass giving effect to the designation and an Officers’ Certificate certifying that the designation complied with the foregoing conditions.

“Receivables Fees” means any fees or interest paid to purchasers or lenders providing the financing in connection with a securitization transaction, factoring agreement or other similar agreement, including any such amounts paid by discounting the face amount of Receivables or participations therein transferred in connection with a securitization transaction, factoring agreement or other similar arrangement, regardless of whether any such transaction is structured as on-balance sheet or off- balance sheet or through a Restricted Subsidiary or an Unrestricted Subsidiary.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance,” “refinances,” and “refinanced” shall have a correlative meaning) any Indebtedness existing on the Issue Date or Incurred in compliance with the Indenture (including Indebtedness of Libbey Glass that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, provided, however, that:

(1) (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;

(2) the Refinancing Indebtedness has an Average Life at the time the Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3) the Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums required by the instruments governing the existing Indebtedness and fees Incurred in connection therewith); and

(4) if the Indebtedness being refinanced is subordinated in right of payment to the Notes or the Subsidiary Guarantee, the Refinancing Indebtedness is subordinated in right of payment to the Notes or the Subsidiary Guarantee on terms at least as favorable to the holders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Registration Rights Agreement” means that certain registration rights agreement dated as of the Issue Date by and among Libbey Glass, the Note Guarantors and the initial purchasers set forth therein and, with respect to any Additional Outstanding Notes, one or more substantially similar registration rights agreements among Libbey Glass and the other parties thereto, as the agreements may be amended from time to time.

“Related Business” means any business that is the same as or related, ancillary or complementary to any of the businesses of Libbey Glass and its Restricted Subsidiaries on the Issue Date.

“Representative Amount” means a principal amount of not less than $1,000,000 for a single transaction in the relevant market at the relevant time.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of Libbey Glass other than an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby Libbey Glass or a Restricted Subsidiary transfers the property to a Person (other than Libbey Glass or any of its Subsidiaries) and Libbey Glass or a Restricted Subsidiary leases it from the Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Secured Credit Agreement” means the Credit Agreement to be entered into among Libbey Glass, Libbey Europe B.V., a Netherlands corporation, J.P. Morgan Securities Inc. as sole lead arranger and bookrunner, JPMorgan Chase Bank N.A., as Administrative Agent, and the lenders parties thereto from time to time, as the same may be amended, restated, modified, renewed, refunded, replaced (whether upon termination or otherwise) or refinanced in whole or in part from time to time (including increasing the amount loaned thereunder provided that the additional Indebtedness is Incurred in accordance with the covenant described under “Certain covenants — Limitation on indebtedness”); provided that a Senior Secured Credit Agreement shall not (x) include Indebtedness issued, created or Incurred pursuant to a registered offering of securities under the Securities Act or a private placement of securities (including under Rule 144A or Regulation S) pursuant to an exemption from the registration requirements of the Securities Act or (y) relate to Indebtedness that does not consist exclusively of Pari Passu Indebtedness or Guarantor Pari Passu Indebtedness or Indebtedness of a Foreign Subsidiary.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of Libbey Glass within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by Libbey Glass or any Restricted Subsidiary that are reasonably customary in securitization of Receivables transactions.

“Stated Maturity” means, with respect to any Indebtedness, the date specified in the agreement governing or certificate relating to the Indebtedness as the fixed date on which the final payment of principal of the security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means any Indebtedness of Libbey Glass (whether outstanding on the Issue Date or thereafter Incurred) that is subordinated or junior in right of payment to the Notes, including the Private Placement Notes, pursuant to a written agreement, without giving effect to collateral arrangements.

“Subsidiary” of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or persons performing similar functions) or (b) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) the Person, (2) the Person and one or more Subsidiaries of the Person or (3) one or more Subsidiaries of the Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of Libbey Glass.

“Subsidiary Guarantee” means any Note Guarantee of a Subsidiary Guarantor.

“Subsidiary Guarantor” means each Restricted Subsidiary in existence on the Issue Date that provides a Subsidiary Guarantee on the Issue Date (and any other Restricted Subsidiary that provides a Subsidiary Guarantee in accordance with the Indenture); provided that upon release or discharge of the Restricted Subsidiary from its Subsidiary Guarantee in accordance with the Indenture, the Restricted Subsidiary ceases to be a Subsidiary Guarantor.

“Total Assets” means, with respect to any Person, the total assets of the Person and its Restricted Subsidiaries determined in accordance with GAAP, as shown on its most recent balance sheet.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of Libbey Glass that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of Libbey Glass in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of Libbey Glass may designate any Subsidiary of Libbey Glass (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(1) the Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of Libbey Glass that is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2) all the Indebtedness of the Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

(3) the designation and the Investment of Libbey Glass in the Subsidiary complies with “Certain Covenants — Limitation on Restricted Payments;”

(4) the Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of Libbey Glass and its Subsidiaries;

(5) the Subsidiary is a Person with respect to which neither Libbey Glass nor any of its Restricted Subsidiaries has any direct or indirect obligation:

(a) to subscribe for additional Capital Stock of the Person; or

(b) to maintain or preserve the Person’s financial condition or to cause the Person to achieve any specified levels of operating results; and

(6) on the date the Subsidiary is designated an Unrestricted Subsidiary, the Subsidiary is not a party to any agreement, contract, arrangement or understanding with Libbey Glass or any Restricted Subsidiary with terms substantially less favorable to Libbey Glass than those that might have been obtained from Persons who are not Affiliates of Libbey Glass.

Any such designation by the Board of Directors of Libbey Glass shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of Libbey Glass giving effect to the designation and an Officers’ Certificate certifying that the designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of the Subsidiary shall be deemed to be Incurred as of the date.

The Board of Directors of Libbey Glass may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to the designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and Libbey Glass could Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the “Certain Covenants — Limitation on Indebtedness” covenant on a pro forma basis taking into account the designation.

“U.S. Government Obligations” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by the custodian for the account of the holder of the depositary receipt; provided that (except as required by law) the custodian is not authorized to make any deduction from the amount payable to the holder of the depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by the depositary receipt.

“Voting Stock” of a Person means all classes of Capital Stock of the Person then outstanding and normally entitled to vote in the election of directors, managers or trustees, as applicable, of the Person.

“Wholly-Owned Subsidiary” means a Restricted Subsidiary, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by Libbey Glass or another Wholly-Owned Subsidiary.

Registration Rights

We have filed this registration statement to comply with our obligation under the Registration Rights Agreement to register the issuance of the Exchange Notes.

BOOK-ENTRY SETTLEMENT AND CLEARANCE

The exchange notes will be issued in the form of one ore more permanent global notes in definitive, fully registered form without interest coupons and will be deposited with the Trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants; and

•	ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the Trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the indenture should occur.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences relevant to the exchange of outstanding notes for exchange notes pursuant to this exchange offer and the ownership and disposition of the exchange notes. In this discussion, we use the term “notes” to refer to the exchange notes and the outstanding notes.

This discussion is not a complete analysis of all potential U.S. federal income tax consequences and does not address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (“IRS”), all as in effect on the date of this prospectus. These authorities are subject to change, possibly retroactively, resulting in tax consequences different from those discussed below. No rulings have or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of outstanding notes for exchange notes pursuant to this exchange offer or the ownership or disposition of the exchange notes or that any such position would not be sustained by a court.

This discussion is limited to holders who hold the notes as “capital assets” within the meaning of Code Section 1221 (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules under the U.S. federal income tax laws, such as banks, financial institutions, U.S. expatriates, insurance companies, regulated investment companies, real estate investment trusts, “controlled foreign corporations,” “passive foreign investment companies,” dealers in securities or currencies, traders in securities, partnerships or other pass-through entities, U.S. holders (as defined below) whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax, tax-exempt organizations and persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction.

As used herein, “U.S. holder” means a beneficial owner of the notes who is treated for U.S. federal income tax purposes as:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (i) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all its substantial decisions or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to such date, and validly elected to continue to be so treated.

A “non-U.S. holder” is a beneficial owner of the notes who is not a U.S. holder or a partnership for U.S. federal income tax purposes.

If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors as to the tax consequences to them of the ownership and disposition of the notes.

YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE EXCHANGE OF OUTSTANDING NOTES FOR EXCHANGE NOTES PURSUANT TO THIS EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE EXCHANGE NOTES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, OR ANY OTHER U.S. FEDERAL TAX LAWS.

Exchange of Notes Pursuant to Exchange Offer

The exchange of outstanding notes for exchange notes pursuant to this exchange offer will not be treated as an “exchange” for U.S. federal income tax purposes because the exchange notes will not be considered to differ materially in kind or extent from the outstanding notes. Accordingly, the exchange of outstanding notes for exchange notes will not be a taxable event to holders for U.S. federal income tax purposes. As a result, (1) a holder will not recognize taxable gain or loss as a result of exchanging such holder’s notes; (2) the holding period of the exchange notes will include the holding period of the outstanding notes exchanged therefor; and (3) the adjusted issue price and adjusted tax basis of the exchange notes will be the same as the adjusted issue price and adjusted tax basis of the outstanding notes exchanged therefor immediately before the exchange.

U.S. Holders

Interest

Payments of stated interest on the notes will be “qualified stated interest” (as defined below) and generally will be taxable to a U.S. holder as ordinary income at the time the payments are received or accrued, in accordance with the holder’s method of accounting for U.S. federal income tax purposes.

In certain circumstances (see “Description of Exchange Notes — Optional Redemption” and “Description of Exchange Notes — Change of Control”), we may be obligated to pay amounts in excess of stated interest or principal on the notes. According to Treasury Regulations, the possibility that any such excess amounts will be paid will not affect the amount of interest income a U.S. holder recognizes if there is only a remote chance as of the date the notes are issued that the payments will be made. We believe that the likelihood that we will be obligated to make any such payments is remote and, therefore, do not intend to treat the potential payment of these amounts as part of the yield to maturity of the notes. Our determination that these contingencies are remote is binding on a U.S. holder unless the holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our determination, however, is not binding on the IRS. If the IRS were to challenge this determination, a U.S. holder might be required to accrue income on its notes in excess of stated interest, and to treat as ordinary income, rather than capital gain, any income realized on the taxable disposition of a note before the resolution of the contingencies. The occurrence of any such contingencies would affect the amount and timing of the income recognized by a U.S. holder. If any such payments are in fact made, U.S. holders will be required to recognize the payments as income.

Original Issue Discount

The notes were issued with original issue discount (“OID”) in an amount equal to the difference between their “stated redemption price at maturity” (the sum of all amounts payable on the notes other than qualified stated interest) and their “issue price.” The “issue price” of the notes is the first price at which a substantial amount of the notes were sold for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). The term “qualified stated interest” means interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate or, subject to certain conditions, based on one or more interest indices.

U.S. holders must include OID in gross income on a constant yield basis in advance of the receipt of cash attributable to that income irrespective of their method of tax accounting. However, U.S. holders generally will not be required to include separately in income cash payments received on the notes to the extent the payments constitute payments of previously accrued OID.

The amount of OID includible in gross income by a U.S. holder is the sum of the “daily portions” of OID with respect to the note for each day during the taxable year or portion thereof in which the U.S. holder holds the note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID that accrued during the period. The “accrual period” of a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first or the last day of an accrual period. The amount of OID allocable to any accrual period is an amount equal to the excess, if any, of (i) the product of the note’s “adjusted issue price” at the beginning of the accrual period and its yield to maturity (determined on a constant yield method, compounded at the close of each accrual period and properly adjusted for the length of the accrual period) over (ii) the aggregate amount of all qualified stated interest allocable to the accrual period. OID allocable to the final accrual period is the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price of the note at the beginning of the final accrual period. The “adjusted issue price” of a note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period and reduced by any payments previously made on the note other than payments of qualified stated interest. Under these rules, a U.S. holder will have to include in income increasingly greater amounts of OID in successive accrual periods.

The “yield to maturity” of the notes is determined, solely for purposes of calculating the accrual of OID, as though the notes bear interest in all periods at a fixed rate generally equal to the value of the stated interest rate on the issue date (the “equivalent fixed rate”). The amount of qualified stated interest allocable to an accrual period must be increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period based on the equivalent fixed rate.

If a U.S. holder acquires a note at a “premium,” the holder will not be required to include OID in income and will be subject to the amortizable bond premium rules discussed below.

Market Discount

If a U.S. holder acquires a note at a cost less than the note’s adjusted issue price on the acquisition date, the amount of the difference is treated as market discount for U.S. federal income tax purposes, unless the difference is less than 0.25% of the note’s stated redemption price at maturity multiplied by the number of complete years from the acquisition date to maturity of the note (in which case, the difference is “de minimis market discount”). In general, market discount will be treated as accruing on a straight line basis over the remaining term of the note or, at the holder’s election, under a constant yield method. If such an election is made, it will apply only to the note with respect to which it is made and may not be revoked.

A U.S. holder may elect to include market discount in income as it accrues over the remaining term of the note. Once made, this election applies to all market discount obligations acquired by the holder on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If a holder does not elect to include accrued market discount in income over the remaining term of the note, the holder may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until maturity or until a taxable disposition of the note.

If a U.S. holder acquires a note at a market discount, the U.S. holder will be required to treat any gain recognized on the disposition of the note as ordinary income to the extent of accrued market discount not previously included in income with respect to the note. If a U.S. holder disposes of a note with market discount in some types of otherwise non-taxable transactions, the U.S. holder must include accrued market discount in income as ordinary income as if the U.S. holder had sold the note at its then fair market value.

Acquisition Premium

If a U.S. holder acquires a note at a cost less than or equal to the sum of all amounts payable on the note after the acquisition date other than qualified stated interest, but greater than the note’s adjusted issue price on the acquisition date, the holder will be treated as acquiring the note at an “acquisition premium.” Unless an election is made, the holder generally will reduce the amount of OID otherwise includible in gross income for an accrual period by an amount equal to the amount of OID otherwise includible in gross income multiplied by a fraction, the numerator of which is the excess of the holder’s initial basis in the note over the note’s adjusted issue price on the acquisition date and the denominator of which is the excess of the sum of all amounts payable on the note after the acquisition date other than qualified stated interest over the note’s adjusted issue price on the acquisition date. Alternatively, the U.S. holder may elect to compute OID accruals by treating the acquisition of the note as a purchase at original issuance and applying the constant yield method described above.

Amortizable Bond Premium

If a U.S. holder acquires a note at a cost greater than the stated redemption price at maturity of an equivalent fixed rate debt instrument, the holder generally will be considered to have acquired the note with amortizable bond premium. An equivalent fixed rate debt instrument is a debt instrument with terms identical to the note, except that it bears interest in all periods at a fixed rate generally equal to the value of the stated interest rate on the acquisition date of the note.

A U.S. holder generally may elect to amortize bond premium from the acquisition date to the note’s maturity date under a constant yield method, except that our rights to redeem a note prior to maturity must be taken into account for these purposes (and any applicable subsequent adjustments must be made) if the exercise of any such right would maximize the holder’s yield on the note. A holder must allocate any bond premium among the accrual periods by reference to the equivalent fixed rate debt instrument. Once made, this election applies to all debt obligations held or subsequently acquired by the holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. The amount amortized in any taxable year generally is treated as an offset to interest income on the note and not as a separate deduction.

Election to Treat All Interest as Original Issue Discount

A U.S. holder may elect to treat all interest on a note (including any stated interest, OID, market discount and de minimis market discount, as adjusted by any amortizable bond premium or acquisition premium) as OID and calculate the amount includible in gross income under the constant yield method described above. This election must be made for the taxable year in which the holder acquires the note, and may not be revoked with the consent of the IRS. If a note was acquired with market discount, this election will result in a deemed election to accrue market discount in income currently with respect to the note and all other market discount obligations acquired by the holder on or after the first day of the taxable year to which the election first applies. Similarly, if a note was acquired with amortizable bond premium, this election will result in a deemed election to amortize bond premium with respect to the note and all other debt obligations held or subsequently acquired by the holder on or after the first day of the taxable year to which the election first applies. U.S. holders should consult their tax advisors about this election.

Sale or Other Taxable Disposition of the Notes

A U.S. holder will recognize gain or loss on the sale, exchange (other than pursuant to a tax-free transaction), redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid qualified stated interest, which will be taxable as interest) and the holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will be its cost therefor, increased by any OID or market discount included in gross income with respect to the note and decreased by any amortizable bond premium deductions and any payments received by the holder with respect to the note other than payments of qualified stated interest. Except as described above under “U.S. Holders — Market Discount,” this gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the U.S. holder has held the note for more than one year. Long-term capital gains of non-corporate holders are subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information with respect to interest and OID paid on the notes, other than to corporations and other exempt holders, will be required to be furnished to U.S. holders and to the IRS.

A U.S. holder may be subject to backup withholding (currently, at a rate of 28%) on interest and OID and principal payments received on the notes or on the proceeds received upon the sale or other disposition of the notes. Certain holders (including corporations) generally are not subject to backup withholding. A U.S. holder generally will be subject to backup withholding if the holder is not otherwise exempt and:

•	the holder fails to furnish its taxpayer identification number, which, for an individual, is ordinarily his or her social security number;

•	the holder furnishes an incorrect taxpayer identification number;

•	we are notified by the IRS that the holder is subject to backup withholding because it has failed to report properly payments of interest or dividends; or

•	the holder fails to certify, under penalties of perjury, that it has furnished its correct taxpayer identification number and that the IRS has not notified the U.S. holder that it is subject to backup withholding.

U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund if they timely provide certain information to the IRS.

Non-U.S. Holders

Interest

Interest and OID paid to a non-U.S. holder will not be subject to U.S. federal withholding tax of 30% (or, if applicable, a lower treaty rate) provided that:

•	the holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all of the classes of our stock;

•	the holder is not a controlled foreign corporation that is related to us through stock ownership; and

•	either (1) the non-U.S. holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a U.S. person and provides its name and address (which certification may be made on IRS Form W-8BEN, or applicable successor form), (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of the non-U.S. holder certifies to us or our paying agent under penalties of perjury that it, or the financial institution between it and the non-U.S. holder, has received from the non-U.S. holder a statement, under penalties of perjury, that the holder is not a U.S. person and provides us or our paying agent with a copy of the statement or (3) the non-U.S. holder holds its notes through a “qualified intermediary” and certain conditions are satisfied.

Even if the above conditions are not met, a non-U.S. holder may be entitled to a reduction in or an exemption from withholding tax on interest and OID under a tax treaty between the United States and the non-U.S. holder’s country of residence. To claim such a reduction or exemption, a non-U.S. holder generally must complete IRS Form W-8BEN and claim this reduction or exemption on the form. In some cases, a non-U.S. holder instead may be permitted to provide documentary evidence of its claim to the intermediary, or a qualified intermediary already may have some or all of the necessary evidence in its files.

The certification requirements described above may require a non-U.S. holder to provide its U.S. taxpayer identification number in order to claim the benefit of an income tax treaty or for other reasons. Special certification requirements apply to intermediaries. Non-U.S. holders should consult their tax advisors regarding the certification requirements discussed above.

Sale or Other Taxable Disposition of the Notes

A non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a note. However, a non-U.S. holder may be subject to tax on such gain if the holder is an individual present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met, in which case the holder may have to pay a U.S. federal income tax of 30% (or, if applicable, a lower treaty rate) on the gain.

United States Trade or Business

If interest, OID or gain from a disposition of the notes is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, the non-U.S. holder maintains a “permanent establishment” in the United States to which the interest, OID or gain is attributable, the non-U.S. holder generally will be subject to U.S. federal income tax on the interest, OID or gain on a net basis in the same manner as if it were a U.S. holder. If interest income received (including OID) with respect to the notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming the appropriate certification is provided). A foreign corporation that is a holder of a note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest or OID on a note or gain recognized on the disposition of a note will be included in earnings and profits if the interest, OID or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the United States.

Information Reporting and Backup Withholding

Backup withholding will not apply to payments of principal or interest (including OID) made by us or our paying agent, in such capacities to a non-U.S. holder of a note if the holder is exempt from U.S. federal withholding tax on interest as described above under “Non-U.S. Holders — Interest.” However, information reporting on IRS Form 1042-S may still apply with respect to interest payments (including OID). In addition, information reporting may be made available to the tax authorities in the country where a non-U.S. holder resides or is established, pursuant to an applicable income tax treaty.

Payments of the proceeds from a disposition by a non-U.S. holder of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interest in the partnership, or if at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business.

Payment of the proceeds from a disposition by a non-U.S. holder of a note made to or through the U.S. office of a broker generally is subject to information reporting and backup withholding unless the beneficial owner certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding.

Non-U.S. holders should consult their tax advisors regarding application of withholding and backup withholding in their particular circumstance and the availability of, and the procedure for obtaining an exemption from, withholding, information reporting and backup withholding under current Treasury Regulations. In this regard, the current Treasury Regulations provide that a certification may not be relied on if the payer knows or has reason to know that the certification may be false. Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund if they timely provide certain information to the IRS.

YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE EXCHANGE OF OUTSTANDING NOTES FOR EXCHANGE NOTES PURSUANT TO THIS EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE EXCHANGE NOTES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, OR ANY OTHER U.S. FEDERAL TAX LAWS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus together with any resale of those exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in the resales of exchange notes received in exchange for outstanding notes where those outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of up to 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer that requests it in the letter of transmittal for use in any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of the methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that of those exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreements and will indemnify the holders of outstanding notes including any broker-dealers, and certain parties related to the holders, against certain types of liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Latham & Watkins LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of Libbey Inc. appearing in the 8-K filed December 14, 2006 at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005 including schedules appearing therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference which, as in the years 2005, 2004, and 2003, are based in part on the reports of Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of Vitrocrisa Holding, S. de R.L. de C.V. and Subsidiaries, Crisa Libbey, S.A. de C.V. and Crisa Industrial, L.L.C., as of and for the year ended December 31, 2005, incorporated by reference in this Registration Statement on Form S-4 from Libbey Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2006, have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report dated April 14, 2006, which is incorporated by reference herein, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

OFFER TO EXCHANGE

$306,000,000 principal amount of its Floating Rate Senior Secured Notes due 2011, which have been registered under the Securities Act,
for any and all of its outstanding Floating Rate Senior Secured Notes due 2011

PROSPECTUS

January 17, 2007